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REGISTRANT'S NAME Singapore Telecommunications Ltd

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OICF/BY: dlw

DATE : 7/18/03


SingTel

Asia's Leading Communications Company

Full Financial Report 2002/2003



Global Service

Over the years, SingTel has grown to be a global player with a strong regional heritage. With one of the most extensive and advanced telecommunications infrastructure, the Group offers unparalleled reach in Asia and beyond.

SingTel's highly developed international network provides direct connections from Singapore to more than 100 countries, as well as second-to-third country connectivity. It is a major investor in many of the world's most sophisticated submarine cable and satellite systems. The Group is one of the leading satellite operators in the Asia Pacific.

SingTel also operates a pan-Asian chain of world-class data centres, providing a suite of managed hosting telco solutions branded *ΣXPAN*. Data centres are located in Australia, Hong Kong, Japan, Korea, Taiwan and Singapore. Through marketing alliances, *ΣXPAN* is also available in six other markets including China and India.

SingTel's ability to support multinational corporations (MNCs) on a cross-border basis is anchored by its extensive network of SingTel Global Offices (SGOs). Found in 31 cities in [illegible] countries and territories across the Asia Pacific, in Europe and the United States, the SGOs provide MNCs with a single point of contact.

Each SGO is managed by experienced SingTel personnel, and well-qualified account managers who speak the local language and understand the local telecommunications environment. From being simply representative offices, the SGOs have evolved to take on a pivotal role in SingTel's strategy to acquire new hubbing customers whose networks are not based in Singapore.



Our People

SingTel employed 21,716 people as at 31 March 2003, with 11,839 based in Singapore, 8,588 in Australia and 1,289 elsewhere in [illegible] countries and territories.

The Group's remuneration philosophy is to ensure that salaries and benefits continue to be competitive in each of the markets it operates in, so that it continues to attract, motivate and retain outstanding people.

The Group is also committed to developing the potential of its staff through continuous training and development programmes. More than S$25 million was invested in staff training for SingTel and Optus employees during the year with an average of 2.5 training days per employee.

Employees are encouraged to develop their skills through a variety of learning opportunities. Besides classroom and face-to-face training, staff in Singapore and Australia can learn at their own pace through on-line learning activities. During the year, many of such on-line programmes were completed.

At the senior and middle management level, a career development process identifies and develops high potential managers, to strengthen the succession pool across the Group. Each year, selected senior managers attend sponsored graduate business programmes at leading universities such as Harvard, Stanford and INSEAD.

To promote personal and career development, the Group provides secondment opportunities to employees for short to medium-term assignments. These opportunities enable the Group to leverage the skills and experience of its employees across the region.



Community and Citizenship

SingTel is mindful of the positive contributions it can make to society and seeks to do so by playing an active role to support community and social development wherever it operates.

In Singapore, SingTel's corporate philanthropy initiative, the SingTel *Touching Lives Fund*, raised S$1.7 million during the year through a number of community involvement activities. These included a charity golf event, flag day and employee and public donations, which SingTel matched dollar for dollar. The funds raised were donated to 10 charities supporting less privileged children and young persons.

Besides the *Touching Lives Fund*, SingTel also gave a S$200,000 grant to charities under the auspices of the National Council of Social Service for them to defray their telecommunications costs. The grant has been given since 1991.

In Australia, Optus' sponsorship plays a significant role in the company's overall business strategy. In 2002, arts, sports and community sponsorships by Optus totalled over A$1 million, and included financial commitments, technological contributions, management expertise and staff participation and support.

Community efforts included Optus employees serving in the Rural Fire Brigade and Emergency Services crews during the severe bush fires over the Australian summer; as well as support for the Starlight Children's Foundation, Juvenile Diabetes Research Foundation and Kids Help Line, a telephony and Internet counselling service.

SingTel operates its business in an environmentally and socially responsible way. Although the impact of the Group's operations on the environment is relatively small, it nonetheless takes seriously its responsibility to minimise this impact. On-going environmental initiatives include minimising energy use, reducing resource consumption and promoting recycling.



A Leader In Asia

As a result of a successful international expansion strategy, SingTel has grown beyond the small Singapore market. It now has operations and investments in more than 20 countries and territories around the world.

Letter to Shareholders

The SingTel Group has had a good year. While revenue growth in Singapore was impacted by the local economic conditions, the cash flow performance of the Singapore business was strong. More significantly, we continue to reap benefits of an international expansion strategy, which has been successfully developed over the last 15 years.

SingTel began its overseas expansion with a small investment – in a data communications company – in 1989. Investments in many markets followed, including a number in Europe. Over the years, the Group refocused its strategy and rationalised its investments, moving the emphasis to opportunities in the Asia Pacific, especially on mobile telephony.

Today, the SingTel Group is the region's largest multi-market mobile operator, serving 35 million customers in six markets. The growing importance of the Group's international business is reflected in its results for the financial year.

Proportionate revenues from outside Singapore accounted for 65 per cent of Group revenue, while more than half of proportionate earnings before interest, tax, depreciation and amortisation (EBITDA) came from overseas. These results are significantly ahead of the target of 20 per cent of earnings from overseas investments we set ourselves just six years ago.

Group results

The Group's performance for the financial year exceeded all our key objectives. In Singapore, SingTel continued its excellent track record of cash flow generation, while outside of Singapore, there was strong profitable growth from SingTel Optus and our associates.

This year's results saw revenues for the year rising 41 per cent, at S$10.3 billion, exceeding S$10 billion for the first time in the Group's history. Net profit after tax (before goodwill) amounted to S$2.03 billion. With a post-goodwill profit after tax of S$1.40 billion, the Group remains the most profitable company listed on the Singapore Exchange.

Despite continued weakness in the Singapore economy, SingTel (excluding Optus) managed to defend its margins, by keeping a tight rein on costs. It delivered an operational EBITDA margin of 51 per cent and free cash flow of S$1.49 billion for the year.

In Australia, Optus maintained its growth momentum. It achieved positive cash flow for the first time in its history, one year earlier than expected. It also expanded its margins and reported a net profit at the bottom line.

Another significant milestone was achieved this year when pre-tax contributions from the Group's associated companies crossed the S$1 billion mark for the first time. Our regional mobile associates continue to perform spectacularly, in terms of subscriber growth and earnings contributions.

Financial position

The Group's financial position and balance sheet remain strong. Cash flows improved substantially in this financial year due to reductions in overseas investments, lower C2C capital expenditure and Optus turning cash flow positive.

Net debt decreased during the year to S$9.56 billion at the end of March 2003. We have met the medium term credit targets that we made at the time of SingTel's global bond offering in November 2001.

The Group took an important step to divest its non-core assets, with the initial public offering (IPO) of Singapore Post. The offer, which closed on 6 May 2003, received an overwhelming response from investors around the world. The placement offer was nine times subscribed.

This result was all the more remarkable given that the management of SingPost did not step out of Singapore to market the offer due to the Sars outbreak. Instead, the team embarked on the first ever IPO virtual roadshow, using SingTel's own videoconferencing services.

Net IPO proceeds to SingTel amounted to approximately S$760 million. A gain of about S$540 million will be recorded in SingTel's results for the quarter ended June 2003. With this divestment, SingTel's stake in SingPost has been reduced to 31 per cent.

Given the Group's very strong cash flow generation, the Board of Directors has recommended that the dividend be maintained at 5.5 cents per share. The payout ratio is 48 per cent of pre-goodwill net profit. This is slightly higher than the Group's normal payout ratio of 30 to 45 per cent, and reflects our confidence in SingTel's future prospects.

Looking Ahead

SingTel will continue to maintain its focus on execution and maximising the value of its existing businesses and its regional investments. This includes reviewing opportunities to increase its shareholding in existing associates.

The Group's medium term objective is to grow earnings at double digit levels. However, this will be dependent on economic developments in Singapore, Australia and elsewhere in the Asia Pacific.

As I write, the Sars situation in Singapore seems to have stabilised and we are hopeful that its impact on the Singapore economy will ease in the months ahead.

The success of our international expansion strategy has transformed the financial and business profile of the Group. We are now well diversified geographically and in terms of our business mix.

As a result, SingTel is in a strong position to achieve above average growth despite the challenging outlook for the Singapore and regional economies this year. Ultimately, our aim is to continue delivering on our commitment to creating value for shareholders.

Changes in the Board

At the forthcoming Annual General Meeting, LG Lim Chuan Poh and I will be retiring from the Board of Directors. Mr Chumpol NaLamlieng, who joined the SingTel Board in June last year, has been nominated by the Board to take over the Chair.

Khun Chumpol is currently the President and Director of The Siam Cement Public Co., Ltd, where he has served for more than 30 years. Siam Cement under his leadership has consistently been considered one of the best managed companies in Thailand, as well as one of the most progressive in terms of corporate governance.

Chumpol has an impressive track record in international business, and is highly regarded in the financial and investment community. In 2001, he was one of 50 leaders named by BusinessWeek as one of 'The Stars of Asia'.

SingTel will benefit greatly from his vast experience and his astute understanding of the business environment in Asia. Chumpol has a keen interest in communications and technology. I am confident that SingTel will remain in good hands under his leadership and guidance.

I would also like to take this opportunity to welcome on board three recent appointees to the SingTel Board – Messrs Heng Swee Kiat and Simon Israel, and Professor Tommy Koh. All three are distinguished gentlemen, highly regarded by their peers and colleagues. They will enrich the international perspective and experience of the Board, giving it a broad diversity of talent to guide SingTel's future development.

The composition of the SingTel Board has changed significantly in recent years. Just three years ago, the entire Board was made up of Singapore citizens. After the AGM, four out of ten directors will be non-Singaporeans, reflecting the changing nature of the Group's business and operations.

SingTel's accomplishments

During my time on the SingTel Board, a number of strategic initiatives undertaken by the Group have begun to bear fruit.

The integration of SingTel and Optus has been carried out very smoothly, and Optus' performance has turned around remarkably. The economic outlook for Australia, the largest segment of our proportionate revenue, remains robust.

I believe that as a member of the SingTel Group, Optus, with its proven capacity for growth through a challenger approach, is extremely well positioned for continued outperformance in the Australian telecoms market.

Our investments in Asia have been maturing very well, with further growth to be expected in the coming years. They have also begun to demonstrate solid cash flow generating capabilities through the payment of dividends.

The Group's Singapore business remains strong. We have maintained our leading market position despite stiff competition. With the sale of a significant stake in SingPost, our balance sheet has been considerably strengthened.

In the ten years since its listing in 1993, SingTel has been profitable every year, chalking up a cumulative net profit exceeding S$17 billion in the process. Including dividends to be paid out this year, the Group would have paid out dividends in excess of S$10.5 billion.

SingTel's performance in the last couple of years has received recognition from a number of quarters. In a FinanceAsia poll this year, Asian fund managers voted SingTel 'Asia's Best Telecoms Company'.

Telecom Asia, the region's leading industry publication, has named Optus the 'Best Competitive Carrier' in its 2003 awards, and SingTel the 'Best Asian Telecom Carrier', for the sixth year running.

Acknowledgements

I have enjoyed the time I have served on the SingTel Board. It has been an enriching experience for me. I am most grateful to my colleagues on the Board for the guidance and advice they have given me on many issues.

I would like to express my thanks to the more than 20,000 employees of the SingTel Group, in Singapore, Australia and around the world, including the staff of SingPost, for their hard work and contributions to the Group during my stint.

My thanks go out also to our customers, business partners and shareholders for their continued support and trust. I am confident that, in spite of the difficult environment we are operating in, the SingTel Group is well positioned for the future.

Ang Kong Hua
Chairman


Panasonic
More Than Words
These days, SingTel's customers are using their mobile phones to make more than voice calls. Usage of mobile data services is increasing, fuelled by the popularity of SMS and the introduction of MMS.

Review of Business and Operations

During the year, the SingTel Group continued to build on its competitive strengths; it introduced new and innovative services in Singapore and Australia, and extended its coverage and reach to better serve its customers in the region.

Across Asia, the Group grew its combined mobile subscriber base by 55 per cent to 35 million. A growing regional subscriber base enhances the Group's negotiating power with suppliers and enables it to lower costs.

SingTel, as a strategic shareholder, also facilitates the sharing of operational expertise among its subsidiaries and associates, enabling each operator to leverage synergies and improve its performance.

Despite poor economic conditions and weak business confidence in the region, the Group won a number of new deals to provide regional services to well known corporate brand names. It did so by capitalising on its resources, including its ability to serve multi-national corporate customers seamlessly, across borders.

In Australia, Optus marked its tenth anniversary and celebrated it with a strong performance, improving its cash flow significantly and delivering a profit for the first time under Singapore accounting standards.

Integration between SingTel and Optus continued to make good progress, resulting in operational synergies including cost savings and development of joint products and services. The Group estimates that savings of about S$350 million have been achieved in the 18 months to March 2003.

SingTel's focus remains on achieving growth moving ahead, creating long-term value for shareholders and establishing itself as the leading telecommunications provider in the Asia Pacific.

In Singapore

Mobile communications, broadband and IT and engineering were the growth areas for SingTel during the year.

Revenue from mobile communications grew 9.2 per cent year on year as SingTel's mobile customer base increased 5.5 per cent to 1.55 million. SingTel's market share was 47 per cent.

While subscriber growth is likely to slow in a highly penetrated market, non-voice services are expected to drive revenue growth. For the year, mobile data services contributed 14 per cent of mobile ARPU (average revenue per user), compared to 8.2 per cent a year ago. This was largely due to a significant increase in SMS (Short Message Service) traffic of approximately 60 per cent.

SingTel has drawn on new and existing technologies to introduce a number of innovative mobile services. These included:

- Multimedia Messaging (MMS) – Launched by SingTel in September 2002, MMS enables users to send and receive messages containing pictures, music clips, voice recording and text with MMS-enabled mobile phones. SingTel also initiated an agreement with other local operators, making Singapore the first country in the world to have nationwide MMS interoperability.

- *Pay-As-U-Roam* – A Singapore first, this is a subscription-free roaming service for SingTel's postpaid mobile customers. Those who do not roam frequently save on the monthly subscription fee, and pay only a small surcharge when they use the service.

- *Caller Alert* – A service which ensures that SingTel's mobile customers do not miss calls when their phone is switched off. Details of missed calls (except those from overseas or public phones) will be sent via an SMS once the customer's phone is switched back on.

- Wireless Java games – Customers can turn their WAP and Java-enabled mobile phone into a games arcade. Games available for download include action/adventure, sports and strategy games.

- *MyCupid* – This is a location-based mobile dating service. Customers register their profile and the service matches their details, location and search criteria with someone compatible.

SingTel is focused on educating the market to use non-voice services and raising awareness of the benefits of a broadband, high-speed wireless network. It rolled out its public wireless LAN (local area network) infrastructure in September 2002 and introduced a number of wireless hotspot services including:

- *Outdoor Wireless Surf* – This service provides SingTel Mobile and SingNet customers with broadband wireless access at more than 150 wireless surf zones islandwide. These are located at popular hangouts including cafes, fast food outlets, hotels, country clubs and community clubs. With their laptops or handheld devices, customers including overseas visitors can access the Internet at these places at broadband speeds of up to 512 kbps.

- **186 Wireless Surf for Inbound Roamers* – Postpaid GSM inbound roamers can also access the Internet at any of SingTel's wireless surf zones. They just need to log on to the SingTel Mobile network, and request for a temporary user ID and password using *186 in order to use the service. SingTel is among the first in the world to bill wireless LAN roaming charges via the GSM settlement process.

During the year, SingTel continued to work with the vendors shortlisted for its 3G (third generation network) tender by conducting a number of technology trials. In the process, SingTel notched up a couple of significant achievements, including Singapore's first public 3G video call which was made on 19 December 2002 at Suntec City.

Another milestone was reached on 14 January 2003 when SingTel and a few partners showcased a Mercedes-Benz with integrated 3G services in Singapore, a first in the Asia Pacific. The applications in the car, which included 'live' videoconferencing and high speed video streaming, offered a preview of the type of 3G services that customers will enjoy in the near future.

SingTel plans to offer commercial 3G services on a selected basis by early 2004, with deployment initially in the central business district in Singapore. It expects to meet the deadline of end 2004 set by the Infocomm Development Authority of Singapore for the nationwide rollout of its 3G network.

Revenue for SingTel's broadband services more than doubled during the year to S$111 million. The total number of users on SingTel's ADSL (Asymmetrical Digital Subscriber Line) network also increased 122 per cent to 162,000 as at March 2003. With an estimated market share of 60 per cent, SingTel has reclaimed its leadership in Singapore's broadband market.

Demand for broadband services was boosted by attractive packages which included a new S$19 per month entry-level *JetPack* plan, the most affordable in the market. Demand was also driven by new value-added services including:

- *Magix TV* – This service offers SingNet 512 kbps broadband customers the best of Internet entertainment including Japanese anime, blockbuster movies, Taiwanese entertainment, *Channel NewsAsia* and local TV favourites. Subscribers pay as little as S$4.80 per month to enjoy 20 movies, on demand and at anytime of the day.

- *Home Wireless Surf* – Launched in September 2002, the service opens the way for users to enjoy broadband Internet access anywhere in the home. The kit comes with a base station, a modem and a wireless LAN card.

- *Photo Sprint* – SingNet customers can have photo-quality prints of their favourite pictures taken with their digital cameras delivered to their doorstep. There is no need to share any credit card details over the Internet as the charges are billed to their SingNet accounts.

SingTel's revenue from IT and engineering services rose 21 per cent during the year to S$578 million with continued business growth from National Computer Systems (NCS), a wholly owned subsidiary of the Group.



... On Wi-Fi

SingTel has the most extensive network of wireless surf zones by a single operator in Singapore, with around 150 of these located at high traffic places such as cafes, libraries and community clubs.


Mobility Down Under
Recognised for its innovative marketing ideas, Optus Mobile serves 4.7 million customers. It continues to invest to provide quality mobile coverage to 94 per cent of the Australian population.

NCS delivered a strong performance, despite increased competition and a challenging economic environment. Strong sales were recorded in the areas of systems integration and development, facilities management and network infrastructure.

NCS continued to score significant contract wins in the government, aviation, biotechnology, healthcare, telco and transportation sectors. Its focus remains on delivering top-quality IT solutions and services to enable its customers to improve their business performance.

In November 2002, NCS and SingTel Aeradio, another wholly-owned subsidiary, were merged to strengthen NCS' position as a leading IT and engineering services provider in the region. Today, the NCS group has a staff strength of almost 3,000 of which 20 per cent are based overseas.

To meet future demand for bandwidth, SingTel, the Communications Authority of Thailand and PT Telekommunikasi Indonesia Tbk formed a consortium in November 2002 to plan and build the TIS (Thailand-Indonesia-Singapore) cable network.

Presently, there are only a few cable networks that connect Indonesia and Thailand to the rest of Asia, and only APCN (Asia Pacific Cable Network) and SMW 3 (South-East-Asia, Middle-East, Western-Europe) link Singapore and the other two countries directly.

The 1,100 km-long TIS cable network will land in Songkhla (Thailand), Batam (Indonesia) and Changi (Singapore), and will have an equipped capacity of 30 Gbps (Gigabits per second). It is expected to be completed by the end of 2003.

In Australia

Since commencing operations in 1992, Optus has grown and developed to become a leading player in Australia's telecommunications market. In October 2001, Optus became a wholly owned subsidiary of SingTel, and has become a major component of the Group's international expansion strategy.

The year has been a successful one for Optus, which achieved a strong turnaround in its performance. The company outperformed the telecommunications industry in Australia with improved revenues, cash flow, margins and profitability.

Optus Mobile delivered another strong performance during the year. Customers grew 13.5 per cent to 4.7 million, EBITDA grew by 29 per cent while revenue grew by 20 per cent. Margins remained strong at 36 per cent and mobile data services was 11 per cent of revenue on the back of strong growth in SMS messaging.

In addition to increasing its customer numbers, Optus Mobile continued to increase the value of its customers with ARPU increasing for both postpaid and prepaid customers.

Optus Mobile's focus over the last year has been on providing leadership in customer service, delivering continued operational improvements, winning and retaining high value customers, especially in the important business market, and capitalising on technology innovations.

It is this willingness to innovate with new marketing ideas that has made Optus the second largest mobile operator in Australia with a 34 per cent market share.

Optus is recognised for bringing innovative ideas, technologies and solutions to Australian mobile users, often leading the way with new services targeted at different market segments.

The mobile office is a reality in Australia, thanks to Optus providing a range of solutions for people on the move – from tailored mobile data applications to mobile email and Wireless LAN access for business.

For consumer customers, Optus has released new services such as picture content, video over mobile and network games.

Optus is also continuing to extend its mobile network which is one of the largest in the world. It now has around 3,500 base stations providing quality mobile coverage to over

94 per cent of the Australian population. Optus plans to build another 400 in 2003/04 with a focus on improving its rural and regional footprint.

Optus Consumer and Multimedia (CMM) delivered its strongest ever performance during the year. Sustained operational improvements combined with a successful restructuring of pay television costs delivered a positive EBITDA result of A$5 million for the year, a turnaround of A$121 million.

The number of customers on OptusNet Cable (the high-speed broadband Internet service) increased by 69 per cent to 100,000 while OptusNet dial-up customers numbered more than 500,000. Local telephony customer numbers grew beyond 500,000.

As at 31 March 2003, some 60 per cent of CMM local telephony customers had multiple Optus products. In addition, more than 95 per cent of new OptusTV customers are choosing to bundle other Optus services.

Continued focus on the lifestyle bundling strategy and focus on high-value customers enabled CMM to grow broadband ARPU to around A$100 per month. Optus is now Australia's second largest and fastest growing residential Internet service provider.

In March 2002, Optus clinched a breakthrough content sharing agreement with Foxtel and now sources most of its television programming from Foxtel. After obtaining regulatory approvals for the agreement, the new look OptusTV was launched in November 2002 offering customers a total of 57 channels, a wider range of movies and the best entry-level TV package in the Australian market.

Having dramatically reduced its television content costs, CMM is able to focus its attention on telephony and Internet, competing more aggressively in these markets.

Optus Business & Wholesale delivered a strong performance in 2002/03 – reporting an EBITDA profit of A$289 million, an increase of 24 per cent.

With a strong grasp on the corporate and government sectors, Optus is a committed player in the telecommunications market – aiming to be the fastest growing challenger company in voice and data communications in Australia, and provide regional and global solutions as part of the SingTel Group.

Major wins contributing to this growth included American Express, The Australian Health Insurance Commission, Insurance Australia Group, ING Australia, Marsh Pty Ltd and the NSW Department of Education and Training, as a result of SingTel's and Optus' fully managed Internet Protocol-Virtual Private Network, *ConnectPlus*.

In addition, Optus Business has focused on delivering products and services for small and medium sized businesses, giving them more choice in how they run their business and more control over their technology costs. This focus led Optus Business to launch the next generation of Voice over DSL technology to the SME market – delivering better, more competitively priced voice and data services.

In April 2002, Optus Wholesale was created as a separate business unit to aggressively pursue wholesale opportunities. It includes the Domestic Wholesale and XYZed divisions and the Satellite integrated business unit.

Optus Wholesale has had many major achievements in the last financial year. These include:

- Winning major contracts to provide satellite services and equipment to State and Federal Governments in Australia including broadband Internet services and interactive distance learning;
- A presale agreement to provide satellite broadcast services to a major subscription TV operator upon launch of the C1 satellite;
- An increase in the number of Domestic Wholesale customers by 40 per cent due to an aggressive drive for new business; and


OPTUS
World

World Of Optus

ith their interactive displays, nowledgeable staff and a large nge of the latest handsets and ccessories. Optus World stores ake it easy to shop for the atest technology for personal or business needs.



Working Together

The integration of SingTel and Optus has progressed well resulting in operational synergies and cost savings. There were also many opportunities for learning, sharing and adopting best practices between Singapore and Australia.

- Winning more than A$60 million in new business providing wholesale communications services to carriers and communications companies.

Working together

Both SingTel and Optus have emerged as stronger companies as a result of learning, sharing and adopting best practices from each other. The key objective in integration was to create a 'one company' mindset so as to achieve greater operational efficiency.

Since October 2001, several initiatives have been taken, including the centralisation of common functions within SingTel and Optus, and the exchange of staff between the two companies to leverage the talents and expertise of the Group's employees.

International Business Units (IBUs) have been established, merging the international network and satellite operations of SingTel and Optus. These units bring together the assets and people of the two companies while providing a more streamlined company structure to enable the Group to successfully grow business synergies across the Asia Pacific region.

By optimising use of their shared resources, and capitalising on each company's competitive advantage in the different markets, the IBUs have achieved savings of more than S$100 million. There has also been an increase in the Group's hubbing traffic and its wholesale business.

A Global Account Management team was set up to manage the cross-border needs of the Group's multinational corporate (MNC) customers. It is made up of account managers located in Singapore, Australia and SingTel Global Offices in other markets.

The team manages SingTel's key global corporate accounts, and assures MNC customers of a common standard of service levels across the Group. This initiative has contributed to customer wins from global MNCs like Marsh, a leading risk and insurance company, and Nokia who are using SingTel and Optus services to connect their offices across the Asia Pacific.

As part of the SingTel Group, Optus now has access to an extensive global network and can offer its customers a wider range of services. Throughout the year, Optus steadily won several large corporate and government accounts and extended its services to small and medium businesses across Australia.

Management of SingTel's and Optus' mobile networks have also been integrated under one unit with the objective of reducing capital expenditure in the short term and achieving lower operating cost in the long term.

Mobile services that are common to both SingTel and Optus will have the same platform across both countries, resulting in better economies of scale and lower operations and maintenance costs. More than 15 projects have been identified so far. The combined unit will also jointly develop new mobile, including 3G, applications.

The continued consolidation of the IT function resulted in S$170 million of savings in the Group's IT capital and operating costs for the year. Other corporate functions such as internal audit, investor relations and strategic investments were also integrated to improve information flow and reduce costs.

In Asia

The Group has a high quality regional mobile franchise. Its six mobile companies are either leaders or strong number twos in their respective markets.

In July 2002, the Group increased its stake in Telkomsel from 22.3 per cent to 35 per cent for a cash consideration of US$429 million. As part of the transaction, PT Telkom transferred the assets of its Telkom Mobile business to Telkomsel and re-issued the DCS 1800 licences of Telkom Mobile to Telkomsel.

The Group's four regional mobile associates – Advanced Info Service (AIS), Bharti, Globe Telecom and Telkomsel – grew rapidly during the year, increasing their combined subscriber base by 70 per cent. At the end of March, AIS (11.5 million), Globe (7.1 million) and Telkomsel (6.6 million) each had a larger customer base than the combined SingTel-Optus base of 6.3 million.

AIS is the largest mobile communications operator in Thailand. It is also the third largest listed company on the Stock Exchange of Thailand based on market capitalisation. As at March 2003, AIS' subscriber base surged to 11.5 million from 6.6 million a year ago. Despite the keen competitive environment following the entry of new cellular operators, AIS remained the market leader with over 60 per cent market share in March 2003.

The Bharti Group is India's leading private sector provider of telecommunications services and is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange of Mumbai. It provides mobile, fixed-line, long distance and integrated network solutions. In March 2003, Bharti had 3.1 million mobile subscribers, or a 24 per cent market share, the country's largest. Bharti offers mobile services in 15 out of 22 licence circles and fixed-line services in six circles in India.

Globe Telecom is a leading mobile communications service provider in the Philippines and is the second largest domestic company listed on the Philippine Stock Exchange in terms of market capitalisation. For the year ended 31 December 2002, Globe's operating revenue grew 29 per cent year on year, sustained by strong growth in subscribers and traffic volumes. As at March 2003, Globe had 7.1 million mobile subscribers, up from 5 million a year ago.

Telkomsel is the leading operator of cellular telecommunications services in Indonesia. Its subscriber base as at March 2003 was 6.6 million, a 77 per cent increase from 3.7 million a year ago, giving 52 per cent share of the Indonesian mobile market. In February 2003, Telkomsel became the first operator in Indonesia to commercially launch its international roaming service for prepaid subscribers. SingTel believes in working closely with its regional mobile companies to offer fresh and innovative mobile services to customers across the region. One such effort was the first ever *Asia Java Mobile Challenge* launched in June 2002.

This competition marked the first time in the world that six mobile operators had come together to push the development of content and applications for the mobile phone market. The *Challenge* attracted entries from over 1,000 participants from 23 countries worldwide. The winners were offered business contracts by SingTel.

During the year, SingTel stepped up its efforts to grow its regional corporate data business. Initiatives included upgrading its infrastructure, such as the global *ConnectPlus* network, by increasing bandwidth and improving connectivity. The Group leveraged its investments in submarine cables, and deployed new points of presence in key Asia Pacific, US and European cities.

SingTel is continuously upgrading its regional infrastructure with the aim of providing a network that is not Singapore centric. This enables SingTel Global Offices in the region – where regulations permit – to sell data circuits for direct traffic between second and third destinations, bypassing Singapore altogether. The result is lower cost, better quality and greater efficiency for corporate customers, and it will make SingTel even more competitive in overseas markets.

Enhancements to its infrastructure will also enable SingTel to develop new products to meet the regional needs of its corporate customers, such as new IP services. *ΣXPAN*, SingTel's regional managed hosting service, also rides on the *ConnectPlus* network to offer unrivalled connectivity for mission critical applications and disaster recovery services.



... Mobile Growth

...e SingTel Group is the Asia ...acific's largest multi-market ...bile operator serving 35 ...on mobile customers in six ...untries. The combined mobile ...bscriber base grew 55 per cent ...uring the year.



To meet growing market demand, SingTel launched its enhanced IP-VPN (Internet Protocol-Virtual Private Network) services in November 2002. These enable network managers to prioritise traffic and utilise bandwidth more efficiently. As a result, companies benefit from the ability to select different performance levels for different applications. By doing so, they achieve cost savings by running non-mission critical applications, like email, over a lower class of service.

SingTel continues to see good growth potential in markets where it traditionally has not been a major player. Four key areas of growth – Australia, North Asia, India and the United States – have been identified.

SingTel's strategies in these markets are:

- Australia – exploit the combined strength of SingTel and Optus to tap the corporate data market and continue to drive revenue growth for international data services.

- North Asia – continue to develop Hong Kong and Japan as twin hubs and gear up capabilities and resources to meet the growing demand for connectivity into China.

- India – ride on the i2i cable network connecting India and Singapore to offer competitive data services and meet the demand for bandwidth from India to the rest of Asia and the United States.

- United States – expand presence by setting up new offices and deploying new infrastructure nodes in Chicago and Houston and by beefing up the US sales and marketing team.

During the year, NCS also made good progress growing its regional business. It expanded its footprint in China's fast-growing IT services market with the acquisition of a 51 per cent stake in IPACS Computer Services in October 2002. IPACS (now branded NCS-YuBo) is a Singapore-based IT company which is principally involved in the systems integration business in China.

Recognition

The efforts of the Group's management as well as the quality of its products and services were recognised during the year. SingTel and its subsidiaries won numerous awards including:

SingTel

- Best Asian Telecom Carrier – Telecom Asia Awards, 2003 (sixth year running)
- Asia's Best Telecoms Company – FinanceAsia, 2003
- Most Valuable Singapore Brand – Singapore Brand Award, 2002
- Corporate Distinguished Platinum Award - Community Chest of Singapore, 2002 (for special community fund raising projects)
- Best Internet Service Provider (SingNet) – ComputerWorld, 2002 (third year running)
- Star Performer for Managed Network Services – Asia Computer Weekly, 2002
- Gold Performer for Hosting Services/Data Centre – Asia Computer Weekly, 2002
- Overall Best Investor Relations, Singapore – Asiamoney, 2002
- Best CFO, Singapore (Chua Sock Koong) – FinanceAsia, 2003 (second year running)

Optus

- Best Asian Competitive Carrier – Telecom Asia, 2003
- Rural/Regional Telecommunications Award – CommsWorld Telecoms Awards, 2002 (in recognition of satellite services delivered outside major mainland metropolitan areas)
- Mobile Operator of the Year – Australian Telecom Awards, 2003 (third year running)
- Insite Gold Award for Best Practice in e-Recruitment, 2003
- Top Broadband Buy – PC User, 2003
- ISP of the Year – Atomic Magazine, 2002
- Best Overall ISP – internet.au, 2002
- Best Asian Telecom CEO (Chris Anderson) – Telecom Asia, 2003

National Computer Systems

- Global 1 to 1 Innovator Award – Peppers and Rogers Group, 2002 (for outstanding, customer-driven business solutions)
- Distinguished Corporate Award – Singapore Computer Society, 2003



Touching Lives

SingTel has received recognition for its corporate philanthropic initiatives such as the SingTel *Touching Lives Fund* which raised S$1.7 million in 2002, through community involvement activities, for the benefit of ten children's charities.

MANAGEMENT DISCUSSION AND ANALYSIS OF AUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED 31 MARCH 2003

SECTION 1: GROUP

FINANCIAL HIGHLIGHTS

- Operating revenue and EBITDA up significantly with consolidation of Optus' results
- Optus recorded profit after tax (excluding exceptional tax item) of S$34 million
- Contribution from associates of S$1.03 billion, up from S$241 million
- Net profit before goodwill up 2.5% to S$2.03 billion
- Strong free cash flows[1] of S$2.10 billion
- Exceptional charges (before minority interests) of S$819 million for C2C and other non-current assets and an exceptional tax credit of S$325 million for Optus

Note:

(1) Free cashflow refers to cashflow from operating activities less cash capex.

SECTION 1: GROUP

FINANCIAL HIGHLIGHTS (cont'd)

For The Year Ended 31 March 2003

	2003 S$ m	2002 S$ m	YOY Chge %
Operating revenue	10,259	7,269	41.1
Operational EBITDA	3,743	3,057	22.4
Operational EBITDA margin	*36.5%*	*42.1%*	
Share of associates' earnings	1,032	241	329.0
– ordinary operations	775	324	139.1
– exceptional items	257	(83)	nm
EBITDA	5,112	3,635	40.6
Net profit (before goodwill)	2,033	1,984	2.5
Net profit	1,401	1,631	-14.1

	As at 31 Mar	
	2003 S$ m	2002 S$ m
Total assets	33,671	35,350
Shareholders' funds	15,470	14,579
Net debt (1)	9,563	9,862
Net debt gearing ratio (2)	38.0%	39.6%
Net debt to EBITDA	1.9X	2.7X
Interest cover:		
– EBITDA/net interest expense (3)	10.1X	23.7X

Notes:

(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.

(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.

(3) Net interest refers to interest expense less interest income.

SECTION 1: GROUP

GROUP SUMMARY INCOME STATEMENTS

For The Year Ended 31 March 2003

	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 (1) Group S$ m	YOY Chge %
Operating revenue	4,731	5,528	**10,259**	**7,269**	**41.1**
Operating expenses	(2,374)	(4,188)	(6,562)	(4,254)	54.3
	2,356	1,340	3,697	3,015	22.6
Other income	40	6	46	42	10.5
Operational EBITDA	2,396	1,346	**3,743**	**3,057**	**22.4**
– EBITDA margin	*50.7%*	*24.4%*	*36.5%*	*42.1%*	
Compensation from IDA	337	–	337	337	–
Share of results of associates					
– ordinary operations	773	1	775	324	139.1
– exceptional items	257	–	257	(83)	nm
	1,031	1	1,032	241	329.0
EBITDA	3,764	1,348	**5,112**	**3,635**	**40.6**
Amortisation of goodwill	(631)	(2)	(633)	(353)	79.2
Depreciation & other amortisation	(769)	(994)	(1,763)	(1,017)	73.4
EBIT	2,365	351	**2,716**	**2,265**	**19.9**
Net finance expense					
– net interest expense	(284)	(222)	(505)	(153)	229.8
– investment (loss)/gain	(11)	(11)	(22)	72	nm
	(294)	(233)	(527)	(81)	@
Profit before exceptional items	2,071	118	**2,189**	**2,183**	**0.2**
Exceptional items	(775)	(44)	(819)	(61)	@
Profit before tax	1,296	74	**1,370**	**2,123**	**-35.5**
Tax (expense)/credit					
– ordinary operations	(549)	(40)	(588)	(498)	18.2
– Optus exceptional tax credit	–	325	325	–	nm
	(549)	286	(263)	(498)	-47.2
Profit after tax	747	360	**1,107**	**1,625**	**-31.9**
Minority interests					
– ordinary operations	57	–	57	7	@
– C2C exceptional items	237	–	237	–	nm
	294	–	294	7	@
Net profit	1,041	360	**1,401**	**1,631**	**-14.1**
Net profit			1,401	1,631	-14.1
Exclude amortisation of goodwill			633	353	79.2
Net profit (pre-goodwill)			**2,033**	**1,984**	**2.5**
Earnings per share (cents)					
– before goodwill			11.41	11.87	-3.9
– after goodwill			7.86	9.76	-19.5

@ denotes more than 500%

Notes:

(1) Included Optus' financials from 1 October 2001 only.

(2) Certain comparatives had been reclassified to conform to current year's presentation.

(3) Numbers in all tables may not exactly add due to rounding.

SECTION 1: GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

The SingTel Group completed its acquisition of shares in Optus in October 2001. This is the first set of annual results that incorporate Optus for a full twelve months. As a result, the Group's consolidated performance recorded significant increases in operating revenue, operating expenses and EBITDA.

Optus recorded a robust 15% [1] increase in operating revenue in Australian Dollar terms and turned in a profit after tax (before exceptional tax item) of S$34 million.

The Group's share of earnings from associates rose by S$791 million, fuelled by the strong performance from the regional mobile associates as well as a S$75 million contribution by PT Bukaka SingTel International ("BSI") upon the re-instatement of equity accounting for BSI's earnings (see Section 4).

With the impact of higher impairment and exceptional charges, interest expense and goodwill amortisation, the Group's profit after tax declined 14% to S$1.40 billion.

Excluding goodwill amortisation, the Group's profit after tax in fact improved 2.5% to S$2.03 billion.

The Group's free cash flow was a solid S$2.10 billion for the year, reflecting its strong operational EBITDA, higher dividend receipts from associates and stringent controls on capital expenditure.

IMPAIRMENT REVIEWS

The Group has performed annual fair value reviews of its major investments and assets and has taken impairment charges for C2C and various non-current assets. *These charges have been reported under exceptional items in the Income Statement.*

Following this exercise, the Group has completely written off its cost of investment in C2C. No impairment charge is however considered necessary for the Group's carrying value in Optus.

Note:

(1) This includes the pre-acquisition results from 1 April 2001 to 30 September 2001. On a statutory basis, the financial results of Optus are consolidated from 1 October 2001.

SECTION 1: GROUP

GROUP OPERATING REVENUE

BY PRODUCT AND SERVICES	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Mobile communications (1)	825	2,619	3,445	1,902	81.1
National telephone	569	1,368	1,937	1,132	71.1
Data and Internet (2)	1,166	728	1,895	1,572	20.5
International telephone	892	275	1,167	1,236	-5.5
IT and engineering services	578	71	648	513	26.4
Postal services	348	–	348	355	-1.9
Sale of equipment	89	251	340	171	98.9
Cable television	–	149	149	70	111.7
Paging & aeronautical	110	–	110	148	-25.4
Directory advertising	71	–	71	78	-8.1
Others (3)	81	68	149	94	58.8
	4,731	5,528	10,259	7,269	41.1
Operating revenue			10,259	7,269	41.1
Associates proportionate revenue (4)			3,659	2,627	39.3
Enlarged revenue			13,918	9,897	40.6

Notes:

(1) Mobile communications comprised revenue from cellular, paging and aeronautical & maritime services previously. From this financial year, Mobile Communications includes only cellular service revenue.

(2) Formerly known as "Public Data & Private Network".

(3) Comprises revenue from lease of satellite transponders and miscellaneous income.

(4) Proportionate share of revenue of associates is based on operating revenue of the associate multiplied by SingTel's effective ownership interest.

REVENUE MIX BY SERVICES	2003 Mix	2002 Mix
Mobile communications	34%	26%
National telephone	19%	16%
Data and Internet	19%	22%
International telephone	11%	17%
IT and engineering services	6%	7%
Others	11%	13%
	100%	100%

The Group's operating revenue for the year under review was S$10.26 billion, a 41% increase from previous year. The revenue split between SingTel and Optus was 46% to 54%, compared to 51% to 49% during the second half of the previous financial year. This reflects the strong revenue growth of Optus as well as the strengthening of the Australian Dollar.

Including the proportionate share of operating revenue from associates, the Group's enlarged revenue increased 41% to S$13.92 billion due to the strong performance of the major associates.

GROUP OPERATING EXPENSES

(Before Depreciation And Amortisation)

	2003 SingTel S$ m	2003 Optus S$ m	2003 Group S$ m	2002 Group S$ m	YOY Chge %
Traffic expenses	592	1,359	1,951	1,277	52.8
Selling & administrative	583	1,366	1,948	1,214	60.5
Staff costs	680	649	1,329	994	33.8
Cost of sales	435	661	1,097	651	68.6
Repairs & maintenance	121	144	265	175	51.9
Others	(37)	9	(28)	(56)	-49.4
Total	2,374	4,188	6,562	4,254	54.3
As a percentage of operating revenue:					
Traffic expenses			19%	18%	
Selling & administrative			19%	17%	
Staff costs			13%	14%	
Cost of sales			11%	9%	
Repairs & maintenance			3%	2%	
Others			0%	-1%	
			64%	59%	

Operating expenses as a percentage of revenue increased from 59% to 64%. This was due to Optus, whose operating expenses as a percentage of revenue were 76% for the year ended 31 March 2003, compared to the Singapore operation's of 50%.

Traffic expenses continued to be the Group's largest expense item, accounting for 30% of total operating expenses. More than 50% of the S$1.95 billion in Traffic expenses was for the payment of interconnect costs in Australia.

GROUP ADJUSTMENT TO GOODWILL

Under the Tax Consolidations legislation recently implemented in Australia, Optus recognised A$228 million (S$209 million) of deferred tax asset relating to tax losses incurred in the period prior to SingTel's acquisition. The recognition of these tax losses was made in view of greater certainty on the availability of the losses carried forward for future utilisation.

Consequently, in accordance with Singapore GAAP, the Group recognised in its statutory income statement a corresponding amount of S$209 million as an exceptional expense ("Adjustment to goodwill on acquisition of subsidiary company") and a downward adjustment of S$16 million on the goodwill amortisation charge.

Both the expense and tax credit are disclosed gross in the statutory accounts but for the purpose of this Management Discussion & Analysis, these items have been netted off.

SECTION 1: GROUP

GROUP LIQUIDITY AND GEARING

	As at 31 Mar	
	2003 S$ m	2002 S$ m
Gross debt		
Current debt	768	393
Non-current debt	9,904	11,483
Gross debt as reported in balance sheet	10,672	11,876
Related net hedging asset balance	(160)	(285)
	10,512	11,591
Less: cash and bank balances	(949)	(1,729)
Net debt	**9,563**	**9,862**
Gross debt gearing ratio (1)	*40.2%*	*43.5%*
Net debt gearing ratio	*38.0%*	*39.6%*
Funds from operations to net debt ratio (2)	*31.3%*	*26.0%*

Notes:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

(2) Funds from operations to net debt ratio refers to funds from operations (net profit before tax, exceptional items and minority interests plus (a) depreciation and amortisation and (b) dividend receipt from associates less (a) tax paid (b) compensation income (c) pre-tax contribution from associates and (d) capitalised interest) to net debt. This ratio is broadly similar to S&P's calculation, for which it has set a target of 30% by 31 March 2003.

The Group's gross debt as at 31 March 2003 amounted to S$10.67 billion, down from S$11.88 billion a year ago.

With continued strong operating cash flows and lower cash capital expenditure, the Group repaid a net amount of S$1.40 billion in bank borrowings. Translation difference on the foreign currency denominated debts accounted for the bulk of the remaining balance.

With the lower debt, the Group's net debt gearing reduced to 38.0% from 39.6% a year ago.

SECTION 1: GROUP

GROUP CASHFLOW AND CAPITAL EXPENDITURE

	2003 S$ m	2002 [1] S$ m	YOY Chge %
Net cash inflow from operating activities	3,771	3,031	24.4
Net cash outflow from investing activities	(1,793)	(9,735)	-81.6
Net cash (outflow)/ inflow from financing activities	(2,758)	4,338	nm
	(780)	(2,367)	-67.1
Group cash and cash equivalents at beginning	1,729	4,095	-57.8
Group cash and cash equivalents at end	949	1,729	-45.1
Free cash flow [2]	**2,103**	32	@
Capital expenditure (accrual basis)			
SingTel	535	2,979	-82.0
Optus [3]	1,009	1,265	-20.2
Group	1,544	4,244	-63.6
Cash capex to operating revenue	16%	41%	

@ denotes more than 500%

Notes:

(1) Optus is consolidated from 1 October 2001 for statutory purpose.

(2) Free cashflow refers to cashflow from operating activities less cash capex.

(3) Optus capital expenditure for FY 2001/02 is shown for illustrative purpose only.

Group cash from operating activities for the financial year amounted to S$3.77 billion, 24% higher than the previous financial year. This was contributed by the growth in Operational EBITDA of 22% and higher dividend receipts from associates.

The net investing cash flows, mainly for capital expenditure and the purchase of an additional stake in Telkomsel offset by sale proceeds of investments, amounted to S$1.79 billion. Cash capital expenditure decreased by 44% to S$1.67 billion, with decreases recorded by SingTel, C2C and Optus.

Net cash outflow for financing activities was S$2.76 billion due to net repayment of bank borrowings of S$1.40 billion.

SECTION 2: SINGTEL (EX-OPTUS)

FINANCIAL HIGHLIGHTS

- Weak domestic and regional economies contributed to operating revenue decline of 3.9%
- Operational EBITDA margin sustained at 50.7%
- Strong performance from associates with share of earnings from associates up four times to S$1.03 billion
- EBITDA up 17% to S$3.76 billion; Net profit after tax affected by higher interest expense, goodwill amortisation and exceptional charges
- Strong free cash flow of S$1.49 billion

	2003 S$ m	2002 S$ m	YOY Chge %
Operating revenue	4,731	4,923	-3.9
Operational EBITDA	2,396	2,587	-7.4
Operational EBITDA margin	*50.7%*	*52.6%*	
Share of associates' results	1,031	284	263.5
– ordinary operations	773	367	110.8
– exceptional items	257	(83)	nm
EBITDA	3,764	3,208	17.3
Exceptional items (1)	(775)	(61)	@
Net profit (before goodwill)	1,671	2,091	-20.1
Net profit	1,041	1,740	-40.2

@ denotes more than 500%

Note:

(1) Exceptional items after minority interests was S$538 million for the year ended 31 March 2003.

SECTION 2: SINGTEL (EX-OPTUS)

SUMMARY INCOME STATEMENTS

For The Year Ended 31 March 2003

	2003 S$ m	2002 S$ m	YOY Chge %
Operating revenue	**4,731**	**4,923**	**-3.9**
Operating expenses	(2,374)	(2,370)	0.2
	2,356	2,553	-7.7
Other income	40	35	15.6
Operational EBITDA	**2,396**	**2,587**	**-7.4**
– EBITDA margin	***50.7%***	***52.6%***	
Compensation from IDA	337	337	–
Share of results of associates			
– ordinary operations	773	367	110.8
– exceptional items	257	(83)	nm
	1,031	284	263.5
EBITDA	**3,764**	**3,208**	**17.3**
Amortisation of goodwill	(631)	(351)	79.5
Depreciation & other amortisation	(769)	(587)	31.0
EBIT	2,365	2,270	4.2
Net finance (expense)/ income			
– net interest expense	(284)	(44)	@
– other finance (expense)/income	(11)	72	nm
	(294)	28	nm
Profit before exceptional items	**2,071**	**2,297**	**-9.9**
Exceptional items	(775)	(61)	@
Profit before tax	**1,296**	**2,236**	**-42.1**
Taxation	(549)	(503)	9.0
Profit after tax	**747**	**1,733**	**-56.9**
Minority interests			
– ordinary operations	57	7	@
– C2C exceptional items	237	–	nm
	294	7	@
Net profit	**1,041**	**1,740**	**-40.2**
Net profit	1,041	1,740	-40.2
Exclude amortisation of goodwill	631	351	79.5
Net profit (pre-goodwill)	**1,671**	**2,091**	**-20.1**

@ denotes more than 500%

SECTION 2: SINGTEL (EX-OPTUS)

REVIEW OF SINGTEL (EX-OPTUS) OPERATING PERFORMANCE

The continued weak economic conditions in Singapore and price pressures in the international voice and data segments resulted in a 3.9% decrease in operating revenue for the year to S$4.73 billion. With strict cost measures, Operational EBITDA margin remained strong at above 50%.

Share of earnings from associates grew by an impressive 264% to S$1.03 billion with substantial results improvements recorded by the major associates and full year contribution from Telkomsel. The profit contribution included exceptional gains of S$250 million arising from Belgacom's disposal of its shareholdings in two investments.

However, a combination of higher interest expense, amortisation of goodwill and exceptional charges for the impairment of C2C network and other non-current assets resulted in a decline of 40% in net profit after tax. Excluding goodwill amortisation, profit after tax would have declined by a lower 20% to S$1.67 billion.

Notwithstanding the decline in profits, free cash flow remained strong at S$1.49 billion.

OPERATING REVENUE

SINGTEL	2003 S$ m	Mix %	2002 S$ m	Mix %	YOY Chge %
Data and Internet	1,166	25	1,242	25	-6.0
International telephone	892	19	1,079	22	-17.3
Mobile communications (1)	825	17	756	15	9.2
National telephone	569	12	595	12	-4.4
IT and engineering	578	12	478	10	20.8
Postal services	348	7	355	7	-1.9
Sale of equipment	89	2	114	2	-21.6
Directory advertising	71	2	78	2	-8.1
Aeronautical and maritime	69	2	82	2	-15.8
Paging services	41	1	65	1	-37.6
Others (2)	81	2	79	2	2.5
Total	4,731	100	4,923	100	-3.9

Notes:

(1) Mobile communications comprise revenue from cellular, paging and aeronautical and maritime services previously. From this quarter, mobile communications include only cellular service revenue.

(2) Comprise revenue from lease of satellite transponders and miscellaneous income.

SingTel's operating revenue declined by 3.9% from a year ago due to a weak economy which affected almost every segment in the telecommunications market. Data and Internet revenue growth remains the largest revenue contributor although it decreased by 6% from a year ago. International Telephone continued to decline and now forms 19% of total revenue, down from 22% a year ago. IT & Engineering revenue rose by 21% to S$578 million.

SECTION 2: SINGTEL (EX-OPTUS)

Mobile Communications

SINGTEL	2003 $ m	2002 S$ m	YOY Chge %
Cellular service [1]	825	756	9.2

KEY DRIVERS	2003	2002	YOY Chge %
Number of mobile subscribers ('000s)			
Prepaid	429	381	12.4
Postpaid	1,120	1,086	3.1
Total	**1,548**	**1,467**	**5.5**
MOUs per subscriber per month [2]			
Prepaid [3]	53	38	39.2
Postpaid	306	328	-6.8
ARPU per month (S$) [2]			
Prepaid [3]	16	11	46.9
Postpaid	72	74	-3.9
Blended	57	54	4.8
Data services as % of ARPU [4]	***14.0***	***8.2***	
Acquisition cost per subscriber per month (S$) [2]	**161**	**162**	**-0.9**
Postpaid churn per month	**1.5%**	**1.8%**	
Singapore Mobile Penetration rate [5]	***80%***	***75%***	
Singapore mobile subscribers ('000s) [6]	***3,313***	***2,992***	***10.7***
Market share			
Prepaid	*48%*	*50%*	
Postpaid	*46%*	*49%*	
Overall	***47%***	***49%***	

Notes:

(1) Cellular service revenue excludes revenue earned from international calls classified under "International Telephone" revenue, consistent with prior periods.

(2) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.

(3) The average subscriber base for this year used in the computation of these ratios is not comparable with last year due to the mass termination of non-active subscribers last year.

(4) Includes revenue from SMS, *SEND, MMS and other data services.

(5) The penetration rates for the prior periods are based on previously published figures by IDA, not updated with subsequent changes in population base.

(6) Source: IDA.

SECTION 2: SINGTEL (EX-OPTUS)

Mobile Communications revenue rose to S$825 million, a 9.2% year-on-year increase. The growth was driven by the higher number of subscribers which rose 5.5% to 1.55 million as at 31 March 2003. Mobile data services contributed 14% of cellular revenue for the year, compared to 8.2% a year ago. This was mostly driven by a year-on-year increase in SMS traffic of 60%.

While general subscriber growth is expected to slow, data services are expected to drive mobile revenues. To promote the use of data services and applications on a variety of platforms, SingTel has launched an extensive campaign branded *IDEAS* and introduced *Data*[3], a new mobile data price plan which allows customers to access data on the move via HSCSD, GPRS and Outdoor Wireless Surf with a bundled offer to enjoy the full suite of mobile data services that SingTel offers.

The average acquisition cost per cellular subscriber remained stable at S$161 while postpaid churn remained healthy at 1.5% per month.

Data and Internet [1]

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Data services			
Local leased circuits	381	371	2.9
International leased circuits	271	436	-37.9
ISDN	64	66	-3.3
ATM	63	58	9.6
Frame relay	43	55	-22.2
Others	103	113	-8.1
	925	1,098	-15.7
Internet related			
SingTel Internet Exchange (STiX)	59	67	-12.4
Narrowband	136	150	-9.7
Broadband	111	51	118.7
	305	268	14.0
Capacity sales revenue	127	19	580.6
Intercompany eliminations	(191)	(143)	33.5
Total	1,166	1,242	-6.0

KEY DRIVERS	2003	2002	YOY Chge %
Number of broadband lines ('000s) [2]	162	73	121.9
Singapore Broadband penetration rate [3]	7%	4%	
Broadband market share [4]	60%	48%	
Number of paying Internet dial up customers ('000s)	206	264	-22.0

Notes:

(1) Formerly known as "Public Data And Private Network".

(2) SingTel's broadband service comprises all ADSL lines.

(3) Total estimated ADSL and cable lines divided by total Singapore population.

(4) Broadband market share based on SingTel's estimates.

Data and Internet revenue declined by 6% while Data services revenue fell about 16% year-on-year, reflecting weak communications spending by corporate customers.

Local leased circuits revenue formed the largest component of Data services with S$381 million or 41% of Data services.

International leased circuit revenue fell 38% as a result of price erosion in the market. While bandwidth growth was more than 50% year-on-year, it could not compensate for the price decline.

Revenue from Internet services increased by 14% as broadband users more than doubled. SingTel increased its market share of broadband users to an estimated 60%, establishing its position as the leading broadband service provider in Singapore. Demand for broadband services was spurred by the successful marketing of attractive price plans such as the popular JetPack plan. The plan provided an affordable broadband entry point and was especially attractive to dial-up customers who wanted to switch to broadband.

Capacity sales revenue included the amortised income of capacity sold on the C2C submarine cable network commissioned in February 2002. Capacity sales recorded on an operating lease basis for the year amounted to S$127 million.

C2C has been in discussions with its lenders (the banks) in respect of its US$650 million secured financing facility and the banks have conditionally agreed to a prescribed period, during which the parties will discuss possible restructuring of the facility.

International Telephone

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
International (incl Malaysia) call revenue	695	819	-15.1
Inpayments and net transit	197	260	-24.2
Total	892	1,079	-17.3

KEY DRIVERS	2003	2002	YOY Chge %
International telephone outgoing minutes (m mins) (excl Malaysia)	986	1,095	-10.0
Average IDD call collection rate net basis (S$/min) (excl Malaysia)	0.542	0.580	-6.6
Singapore total outgoing international and transit minutes (m mins) (2)	2,891	2,670	8.3
Market share (3)	82%	87%	

Notes:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) Source: IDA.

(3) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

SECTION 2: SINGTEL (EX-OPTUS)

International Telephone revenue fell 17% to S$892 million. This segment accounted for 19% of SingTel's total revenue for the year, down from 22% a year ago.

The volume of international telephone outgoing minutes decreased by 10% while the average collection rate remained resilient at S$0.54 per minute. Lower priced services such as *BudgetCall* and *V019* accounted for 33% of total traffic for the financial year, marginally higher than the 32% recorded in the previous year. SingTel continued to maintain more than 80% share of the international telephony market in Singapore.

Inpayment revenue declined 24% mainly attributable to lower inpayment rates which fell 18%, while outpayment rates for traffic expense fell 13% for the year.

National Telephone

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	569	595	-4.4

KEY DRIVERS	2003	2002	YOY Chge %
DEL working lines ('000s)			
Residential	1,145	1,159	-1.2
Business	775	786	-1.3
Total	**1,920**	**1,944**	**-1.3**
Singapore DEL penetration rate	*46.3%*	*48.5%*	
Singapore DEL working lines ('000s) [3]	*1,927*	*1,948*	*-1.1*
DEL market share	*99.7%*	*99.8%*	

Notes:

(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhance telephone services and revenue from payphones.

(2) DEL: Direct exchange line

(3) Source: IDA

Despite the weak economic conditions, National Telephone revenue was S$569 million, a slight decline of 4.4% from a year ago. There was a marginal 1.0% decline in the number of working lines.

During the year, SingTel reviewed and revised its pricing for various services including *mySingTel* and SingNet dial-up. These measures have mitigated the revenue decline from fewer working lines.

IT and Engineering Services

	2003 S$ m	2002 S$ m	YOY Chge %
IPACS	57	–	nm
Other NCS entities	521	478	8.9
	578	478	20.8

Revenue from IT & Engineering services rose 21% to S$578 million, aided by the contribution from IPACS, a 51% owned subsidiary of NCS, and continued growth of the NCS business.

The IT & Engineering segment delivered a strong performance, despite the challenging economic environment. In the year under review, NCS scored significant contract wins in the government, aviation, biotechnology, healthcare, telco and transportation sectors. It remains focused on delivering top quality IT solutions and services to enable its customers to improve their business performance.

Strong sales were recorded in the areas of systems integration and development, facilities management and network infrastructure.

NCS is making good headway in expanding its footprint in China's fast-growing IT services market through IPACS. Since its acquisition in October 2002, IPACS has made revenue contribution of S$57 million, about 10% of NCS' full year revenue. NCS expects significant leverage with IPACS to offer a seamless, end-to-end suite of IT, communications infrastructure and engineering services to support existing customers and to penetrate new markets in China.

OPERATING EXPENSES

(Before Depreciation And Amortisation)

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Staff costs	680	728	-6.6
Selling & administrative	583	549	6.2
Traffic expenses	592	691	-14.4
Cost of sales	435	371	17.5
Repairs & maintenance	121	89	35.8
Others (1)	(37)	(57)	-35.3
Total	2,374	2,370	0.2
As a percentage of operating revenue:			
Staff costs	14%	15%	
Selling & administrative	12%	11%	
Traffic expenses	13%	14%	
Cost of sales	9%	8%	
Repairs & maintenance	3%	2%	
Others (1)	-1%	-1%	
Total	50%	48%	

Note:

(1) Others include government grants and recoveries of costs.

Tight cost control measures helped maintain operating expenses (excluding depreciation and amortisation) at S$2.37 billion. Excluding IPACS, SingTel's operating expenses would have decreased by 2.1%.

SECTION 2: SINGTEL (EX-OPTUS)

Staff Cost

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Staff costs, gross	695	755	-8.0
Capitalisation	(15)	(27)	-46.4
Total, net	680	728	-6.6

KEY DRIVERS	2003	2002	YOY Chge %
SingTel average number of staff	13,236	13,458	-1.6
Revenue per staff (S$'000) [1]	357.4	365.4	-2.2
As at end of the year:			
Number of staff			
NCS Group			
– NCS Comm Engineering [2]	412	433	-4.8
– IPACS [3]	225	–	nm
– other NCS entities	2,231	2,351	-5.1
	2,868	2,784	3.0
SingTel and other subsidiary companies	10,260	10,468	-2.0
SingTel (ex-Optus)	13,128	13,252	-0.9
Optus	8,588	8,283	3.7
Total Group	**21,716**	**21,535**	**0.8**

Notes:

(1) Based on average employee numbers.

(2) Formerly known as SingTel Aeradio. It became a subsidiary company of NCS in October 2002. The comparative staff number has been included under NCS group for consistency.

(3) IPACS was acquired and consolidated from 1 October 2002.

Staff cost for the year was S$680 million, a decline of 6.6% from a year ago. Staff cost in the previous year included a first-time charge of S$20 million for unconsumed leave as required under Singapore GAAP and S$13 million incurred for staff gratuity. Excluding these, staff costs would have registered a reduction of 2.2% mainly due to a lower provision for staff bonus.

As at 31 March 2003, the number of employees in SingTel (ex-Optus) was 13,128, a reduction of 124 staff from 13,252 a year ago. Excluding NCS, SingTel's headcount has reduced by a higher 208 with tight measures in non-growth services.

SECTION 2: SINGTEL (EX-OPTUS)

Cost of Sales

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Cost of sales			
– IPACS	48	–	nm
– other companies	387	371	4.5
Total	435	371	17.5

The increase in Cost of Sales was principally driven by higher IT & Engineering revenue.

Traffic Expenses

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Outpayments	338	431	-21.5
Leases (1)	207	221	-6.4
Interconnect	46	39	18.7
Total	592	691	-14.4

Note:

(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

Traffic expenses decreased 14% as both international telephone traffic and outpayment rates fell during the year. Outpayments, which accounted for just over half of Traffic expenses, fell by 22% in line with the lower outgoing international telephone traffic while outpayment rates declined by 13%.

Selling & Administrative Expenses

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Selling & administrative expenses	583	549	6.2

Higher Selling and Administrative expenses were recorded as a result of higher marketing and promotions costs and C2C's property-related expenses during the year.

SECTION 2: SINGTEL (EX-OPTUS)

Repairs & Maintenance

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Repairs & maintenance	121	89	35.8

The increase in Repair and Maintenance costs was mainly attributable to higher operational and maintenance costs for submarine cables, including the C2C network which was commissioned in February 2002.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Amortisation of goodwill			
– for acquisition of Optus	552	332	66.4
– for acquisition of associates and other subsidiary companies	79	20	301.5
	631	351	79.5
Depreciation of property, plant and equipment			
– C2C	188	32	488.1
– other companies	581	555	4.5
	769	587	30.9
Other amortisation	*	*	nm
	769	587	31.0
Depreciation as a percentage of operating revenue	*16%*	*12%*	

* denotes less than +/- S$500,000

The increase in goodwill charge for the year was due to the acquisition of equity interest in Telkomsel in December 2001 and July 2002 and a full year goodwill charge for Optus.

The goodwill amortisation charge for Optus benefited from the recognition of exceptional tax losses in Optus' books. The latter had the effect of reducing the Group's goodwill by S$209 million and the associated amortisation by S$16 million for the year (see Section 1).

SECTION 2: SINGTEL (EX-OPTUS)

Net Finance (Expense)/ Income

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Net interest expense:			
– Interest income	24	112	-79.1
– Interest expense	(307)	(157)	96.2
	(284)	(44)	@
Other finance (expense)/income:			
– (Provision)/Writeback for diminution in value of short term investments	(8)	27	nm
– Investment (loss)/gain [1]	(39)	8	nm
– Foreign exchange gain	37	36	0.8
	(11)	72	nm

@ denotes more than 500%

Note:

(1) Comprise mainly of dividend income and realised gains or losses on disposals of short term investments.

Interest expense for the year increased due to the funding for the acquisition of Optus in October 2001. C2C also recorded interest expense from April 2002.

Exceptional Items [1]

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Lease income	228	–	nm
Provision for impairment of C2C network assets	(812)	–	nm
C2C exceptional items [2]	(585)	–	nm
Provision for impairment of other property, plant and equipment	(45)	–	nm
Net (loss)/gain on disposal of non-current investments [3]	(81)	37	nm
Impairment of goodwill of an associate	(47)	–	nm
Reversal of provision for diminution in value of BSI	67	–	nm
Provision for diminution in value of non-current investments [3]	(95)	(73)	29.8
Loss on deemed disposal of associated company	(3)	(33)	-90.5
Recovery of investment in joint venture companies previously written off	11	8	43.4
Gain on disposals of business units of a subsidiary	3	–	nm
Total	(775)	(61)	@

@ denotes more than 500%

Notes:

(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.

(2) The net effect to SingTel based on effective shareholder's interest of 59.5% was S$348 million.

(3) Non-currect investments include associates and long term investments.

As at 31 March 2003, C2C recognised S$228 million of lease income due to a forfeiture of the right to any future service by a C2C customer. The cash for this sale had been received in the previous financial year and the sale was accounted for as an operating lease in accordance with the Group's policy i.e. income was amortised over the lease period of fifteen years. Upon the forfeiture, the remaining balance of the cash sales was recognised in C2C's income statement and the Group's consolidated income statement.

During the year, SingTel also recorded a provision for impairment of S$812 million (US$460 million) on C2C's network assets. With the effect of this charge, SingTel's investment carrying value of C2C as a subsidiary has been fully written down. This impairment however has no impact on the cash flows of either C2C or SingTel.

Taxation

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Taxation			
Current and deferred taxes (a)	362	454	-20.3
Tax rebates	–	(59)	nm
Adjustment for reduction in Singapore corporate tax rate for FY01/02 profits	(123)	–	nm
	239	395	-39.5
Share of taxes of associates			
Tax on share of ordinary profits (b)	281	194	44.7
Tax adjustment by Belgacom from change in tax rate	17	–	nm
Tax expense/(credit) on exceptional items	12	(86)	nm
Total	**549**	**503**	**9.0**
Effective tax rates based on:			
SingTel reported profits before tax (ex-Optus)	***42.3%***	***22.5%***	
SingTel profits (ex-Optus and associates)			
Profit before tax	1,296	2,236	
Exclude compensation from IDA	(337)	(337)	
Exclude share of associates' profits	(1,031)	(284)	
Exclude amortisation of goodwill	631	351	
Exclude provision for diminution of short term investments	8	(27)	
Exclude exceptional items	775	61	
Adjusted pre-tax profits (c)	1,342	2,001	
Effective tax rate (a)/(c)	***27.0%***	***22.7%***	
Share of associates' profits			
Share of results from ordinary operations (d)	773	367	
Effective tax rate (b)/(d)	***36.3%***	***52.9%***	

SECTION 2: SINGTEL (EX-OPTUS)

SingTel's tax expense for the year ended 31 March 2003 included an adjustment of S$123 million arising from a reduction in the Singapore corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002. In the previous year ended 31 March 2002, the tax expense included S$59 million of one-off tax credits arising from off-budget measures introduced by the Singapore Government.

After adjusting for the major non-taxable items, SingTel's effective tax rate (excluding rebates and tax rate adjustment) was 27% compared to 23% in the previous year due mainly to losses incurred by C2C not considered available for tax utilisation.

SingTel recorded a tax adjustment of S$17 million relating to Belgacom as Belgacom reduced its corporate tax rate from 40.17% to 33.99%.

The effective tax rate on the profits of associated and joint venture companies was lower than the previous year due to the inclusion of Telkomsel, whose corporate tax rate is 30%.

Minority Interests

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Minority Interests ("MI")	294	7	@

@ denotes more than 500%

The loss attributable to minority interests increased to S$294 million because of the losses incurred by C2C, where minority shareholders have an interest of 40.5%.

SINGTEL CASH FLOW AND CAPITAL EXPENDITURE

SINGTEL	2003 S$ m	2002 S$ m	YOY Chge %
Net cash inflow/(outflow) from operating activities			
Profit before tax	**1,296**	**2,236**	**-42.1**
Depreciation	769	587	30.9
Amortisation of goodwill	631	351	79.5
Compensation from IDA	(337)	(337)	–
Share of results of associates	(1,031)	(284)	263.5
Exceptional items	775	61	@
Other non-cash items	289	(20)	nm
Non cash items	1,096	359	204.9
Operating cashflow before working capital changes	2,391	2,596	-7.9
Changes in operating assets and liabilities	61	323	-81.2
	2,452	**2,919**	**-16.0**
Dividends received from associates	272	67	304.6
Tax paid	(461)	(460)	0.1
	2,263	**2,526**	**-10.4**
Net cash (outflow)/ inflow from investing activities			
Payment for purchases of property, plant and equipment	(775)	(2,573)	-69.9
Net investment in associates	(802)	(1,904)	-57.9
Net sale of short term investments	372	2,260	-83.5
Proceeds from disposal of long term investments	241	110	119.0
Loan to Optus	(1,364)	–	nm
Payment for purchase of Optus	–	(7,226)	nm
Others *(proceeds on disposal of non-current investments etc)*	72	55	31.0
	(2,255)	**(9,278)**	**-75.7**
Net cash (outflow)/ inflow from financing activities			
Net increase in borrowings	307	5,098	-94.0
Net interest paid on borrowings and swaps	(299)	(91)	227.8
Dividends paid	(765)	(697)	9.7
Others *(dividend to MI, loans from MI repaid)*	(16)	–	nm
	(772)	**4,310**	**nm**
Net decrease in cash and cash equivalents	**(764)**	**(2,443)**	**-68.7**
Cash and cash equivalents at beginning	**1,653**	**4,095**	**-59.6**
Cash and cash equivalents at end	**888**	**1,653**	**-46.3**
Free cash flow [1]	**1,488**	**(47)**	**nm**
Capital expenditure – accrual basis	**535**	**2,979**	**-82.0**
Cash capex to operating revenue	***16%***	***52%***	

@ denotes more than 500%

Note:

(1) Free cashflow refers to cashflow from operating activities less cash capex.

SECTION 2: SINGTEL (EX-OPTUS)

For the year ended 31 March 2003, operating cash flow for SingTel was S$2.26 billion, down 10% due mainly to a reduction in operational EBITDA. This was mitigated by receipt of higher dividends from associates amounting to S$272 million, an increase from S$67 million a year ago.

Net investing cash outflows for the year amounted to S$2.26 billion compared to S$9.28 billion a year ago. Included was a loan to Optus of S$1.36 billion to pay higher cost debt. There were cash payments for the purchase of Optus and various associates in the previous year. Cash capex also dropped to S$775 million, including C2C's cash capex of S$430 million. Cash capex in the previous year was affected by the commissioning of the C2C network.

Free cash flow generated by SingTel (ex-Optus) was a strong S$1.49 billion for the year ended 31 March 2003.

Net cash outflow from financing activities was S$772 million, mainly for the payment of dividends and interest expense, partially offset by additional bank borrowings of S$307 million.

Cash and cash equivalents for the year decreased by S$764 million, resulting in a cash balance of S$888 million as at 31 March 2003.

SECTION 3: OPTUS

FINANCIAL HIGHLIGHTS

- Operating revenue up 15%
- Operating EBITDA up 45%; margin improvements across all business divisions
- Annual profit after tax (excluding exceptional tax item) of A$28 million
- Exceptional tax credit of A$308 million
- Positive cash flow of A$281 million
- Consumer & Multimedia EBITDA positive for the year

	2003 A$ m	2002 A$ m	YOY Chge %
Operating revenue	5,550	4,809	15.4
Operational EBITDA	1,350	933	44.6
Operational EBITDA margin	*24.3%*	*19.4%*	
EBIT	350	(77)	nm
Net profit/(loss) before exceptional tax credit	28	(402)	nm
Net profit/(loss)	336	(402)	nm
Cash flow before borrowings	281	(1,097)	nm

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP

For The Year Ended 31 March 2003

	2003 A$ m	2002[1] A$ m	YOY Chge %
Operating revenue	**5,550**	**4,809**	**15.4**
Operating expenses	(4,207)	(3,884)	8.3
	1,343	925	45.1
Other income	7	8	-15.7
Operational EBITDA	**1,350**	**933**	**44.6**
– EBITDA margin	***24.3%***	***19.4%***	
Share of results of joint ventures	2	(107)	nm
EBITDA	**1,351**	**826**	**63.5**
Amortisation of goodwill	(3)	(3)	-21.2
Depreciation & other amortisation	(999)	(900)	10.9
EBIT	350	(77)	nm
Net finance expense	(234)	(227)	3.4
Profit/(loss) before exceptional items	**116**	**(304)**	**nm**
Exceptional items	(45)	(81)	-43.8
Profit/(loss) before tax	**70**	**(385)**	**nm**
Tax expense	(42)	(18)	141.1
Net profit/(loss) before exceptional tax credit	**28**	**(402)**	**nm**
Exceptional tax credit	308	–	nm
Profit/(loss) after tax	**336**	**(402)**	**nm**

Note:

(1) On a statutory basis, the financial results of Optus are consolidated from 1 October 2001. The pre-acquisition results from 1 April 2001 to 30 September 2001 are included in the 2002 financials for illustrative purpose. The figures are based on Sing GAAP.

SECTION 3: OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus achieved its commitment to maintain growth momentum, delivering a 15% increase in revenue to A$5.55 billion and a 45% increase in operational EBITDA.

Tight cost controls helped lift EBITDA margins across all business divisions. Overall Optus' operational EBITDA margins grew by 5 percentage points from a year ago to 24.3%. This drove a A$430 million turnaround in bottom line profits, before the one-off tax benefit, and allowed Optus to report a bottom line profit (before the A$308 million exceptional tax credit) of A$28 million for the financial year, compared to a A$402 million loss a year ago. Including the exceptional tax credit, the reported net profit for the financial year was A$336 million.

Optus comfortably met its target of containing capital expenditure to A$1 billion, with actual cash capital expenditure under A$900 million, a 37% reduction compared to the previous financial year.

Optus also turned a A$1.1 billion net funding requirement in the previous year into a net cash surplus of A$281 million. A combination of strong EBITDA performance, strict capital expenditure control and a focus on working capital management delivered this cash flow performance.

OPERATING REVENUE

	2003 A$ m	2002 A$ m	YOY Chge %
Operating revenue by division:			
Mobile	2,920	2,433	20.0
Optus business	969	845	14.7
Optus wholesale	447	559	-20.0
Consumer and multimedia	1,268	1,036	22.4
Less inter-divisional revenue [1]	(54)	(64)	-16.1
Total	5,550	4,809	15.4

Note:

(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business and preselected customers.

Optus' operating revenue grew 15% to A$5.55 billion for the year. All its retail divisions registered revenue growth of more than 10%, reflecting continued market share gains.

SECTION 3: OPTUS

OPTUS MOBILE DIVISION

	2003 A$ m	2002 A$ m	YOY Chge %
Mobile communications revenue [1]			
Services	2,669	2,349	13.6
Equipment	251	84	197.0
	2,920	**2,433**	**20.0**
Operational EBITDA [2]	**1,056**	**816**	**29.4**
– EBITDA margin	***36%***	***34%***	

KEY DRIVERS	2003	2002	YOY Chge %
Number of mobile subscribers ('000s)			
Prepaid	1,834	1,315	39.5
Postpaid	2,888	2,845	1.5
Total	**4,722**	**4,160**	**13.5**
Mobile Penetration rate [3]	***70%***	***63%***	
MOUs per subscriber per month [4]			
Prepaid [5]	43	30	43.7
Postpaid	122	116	5.1
ARPU per month (A$) [4]			
Prepaid	21	20	3.0
Postpaid	66	62	6.3
Blended	**50**	**50**	**0.4**
Data revenue as a percentage of service revenue	***11%***	***8%***	
Market ('000s) [6]	**13,924**	**12,365**	**12.6**
Market share – total [6]	***34%***	***34%***	
Retail postpaid churn rate per month [7]	***1.5%***	***1.6%***	
% GSM users through wholesale	***18%***	***18%***	

Notes:

(1) Including equipment, international outgoing and international incoming revenue.

(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(3) Penetration is measured as total market mobile users divided by Australia's total population.

(4) Based on average customers, calculated as the simple average of opening and closing customers. MOU includes outgoing minutes only. ARPU excludes equipment revenue.

(5) The installation of new switches completed in March 2003 has given Optus a more complete view of all free minutes provided to prepaid customers for reporting purpose.

(6) Market size and market share figures are Optus estimates.

(7) Churn now excludes customers transfering from postpaid to prepaid. Comparative data has been restated to this basis.

SECTION 3: OPTUS

Mobile continued to deliver profitable growth. Revenue for the year increased 20% to A$2.92 billion. EBITDA margins remained strong at 36%, assisted by lower acquisition and retention costs per subscriber. Total customer numbers rose 14% to 4.7 million, with churn remaining low at 1.5%. Post-paid ARPU increased by 6.3% from last year, reflecting an increase in minutes of use and contributions from mobile data, which represented 11% of service revenue.

Mobile has commenced a program to significantly improve coverage in the regional areas that are important to the business market. It now has around 3,500 base stations and plans to build another 400 in the financial year ending 31 March 2004.

Mobile cash capital expenditure for the financial year was A$294 million, 34% of the Optus total, and down 28% from A$411 million a year ago.

OPTUS BUSINESS & WHOLESALE DIVISIONS

	2003 A$ m	2002 A$ m	YOY Chge %
Business revenue			
Voice	395	330	19.9
Data and IP	323	280	15.4
Satellite	161	167	-3.4
Professional services & other	90	69	30.3
	969	**845**	**14.7**
Wholesale revenue			
Voice	287	356	-19.4
Data and IP	151	201	-25.2
Other	9	2	@
	447	**559**	**-20.0**
Total revenue	**1,415**	**1,404**	**0.8**
Operational EBITDA (2)	**289**	**233**	**23.8**
– EBITDA margin	***20%***	***17%***	

KEY DRIVERS	2003	2002	YOY Chge %
Business voice minutes (m min)	4,262	3,377	26.2
Wholesale voice minutes (m min)	3,388	3,186	6.3
As at end of the year:			
64k equivalent lines ('000s) (3)	514	419	22.6
Buildings connected (4)	9,205	6,449	42

@ denotes more than 500%

Notes:

(1) This data incorporates the Optus Business and Optus Wholesale divisions.

(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(3) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.

(4) Directly connected buildings include all connections via all access media - fibre, DSL, LMDS, fixed wireless, satellite and leases.

SECTION 3: OPTUS

Optus' focus on the corporate market continued to succeed. Revenue from the Business division registered double digit revenue growth of 15% and helped offset the decline in the wholesale segment.

Optus' position as the major provider of satellite services in Australia was further demonstrated during the year by the announcement of a major contract to carry digital TV signals via satellite for the Special Broadcasting Service Corporation (SBS). The deal is expected to be worth more than A$70 million over its ten-year term, which is expected to commence in June 2003.

Data and IP revenue for the business segment continued to grow strongly, with a 15% growth for the year under review.

A key strategy has been to reduce reliance on the incumbent's network when connecting new business customers. The Optus Business network provides service to over 9,000 buildings. 80% of new services in the financial year were provided using Optus network infrastructure (fibre, radio, DSL or satellite).

Optus successfully launched its C1 satellite on 12 June 2003. Professional services revenue for the year ended 31 March 2003 included some revenue from delivery of the C1 ground segment to the Australian Department of Defence.

Wholesale revenues have been stabilising towards the financial year-end. This has been achieved by competitive offerings (including bundled solutions) to strategically significant customers, which resulted in higher volumes that offset the pricing pressures.

Combined EBITDA margin was 20% for the year, while cash capital expenditure was down 18% to A$377 million despite a 43% increase in the number of buildings connected. This reflects greater capital efficiency and savings synergies within the SingTel Group.

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	2003 A$ m	2002 A$ m	YOY Chge %
HFC voice revenue	398	343	16.0
Cable Internet & pay TV revenue [1]	216	186	16.2
HFC	614	529	16.1
Narrowband Internet revenue	88	69	26.7
Off network voice revenue	567	438	29.4
Total revenue	1,268	1,036	22.4
Operational EBITDA [2]	5	(116)	nm
– EBITDA margin	*0%*	*(11%)*	

KEY DRIVERS	2003	2002	YOY Chge %
HFC			
HFC ARPU per month (A$) [3]	99	na	nm
As at end of the year ('000s):			
Local telephony customers [4]	504	493	2.3
Other customers [4]	37	41	-10.5
Total HFC customers	**540**	**534**	**1.3**
Local telephony bundling rate [5]	***60%***	***57%***	
HFC penetration [6]	***39%***	***38%***	
Internet			
As at end of the year ('000s):			
Dial-up delivered over HFC network	124	120	3.2
Dial-up delivered off network	372	267	39.0
HFC broadband	96	57	68.6
Total Internet customers ('000s)	**592**	**444**	**33.1**
Off Network			
As at end of the year ('000s):			
Total local call resale customers	401	247	62.3
Total long distance customers	589	489	20.4

Notes:

(1) Including cable TV, cable interactive TV and broadband HFC Internet.

(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.

(3) HFC broadband ARPU has been redefined to include dial-up Internet delivered over the HFC network.

(4) Local telephony customers include all customers who take local telephony over the HFC network, whether or not they take any other service over the HFC network (such as cable TV). Other customers include all customers on the HFC network who do not take a local telephony service – that is, customers who take one or more of cable television or broadband Internet.

(5) Based on customers who are receiving a "bundled benefit" from taking a package of products (local telephony plus at least one of broadband Internet, dial-up Internet or cable TV).

(6) Based on 1.4 million serviceable homes.

The performance of the Consumer division improved dramatically this year. Revenue for the year was A$1.27 billion, a 22% increase from a year ago. Sustained operational improvements combined with the benefit of a successful restructuring of pay television costs delivered a positive operational EBITDA result of A$5 million for the year, a turnaround of A$121 million.

The division has maintained its focus on improving margins and cash flows by attracting high value customers in both the HFC network and off network businesses, targeting profitable telephony customers with bundled product offers. The emphasis is on increasing ARPU, rather than merely adding new customers, by bundling telephony products with cable modem or dial up Internet. The HFC network now has over 500,000 telephony customers, with 60% taking Internet or pay television at the same time.

Consumer off network voice revenues grew 29%. The off network business now has 401,000 local call resale customers, with 22% taking dial up Internet as well.

This sustained focus on high value customers has resulted in consistent operational EBITDA improvement. The A$5 million EBITDA profit this year also reflected a full three months of benefits from the Foxtel television content sharing deal, as well as the benefits of a strong focus on profitable growth and cost control.

The division's total cash capital expenditure for the financial year was A$136 million, 16% of the Optus total, and down 55% from A$299 million the previous year.

OPTUS OPERATING EXPENSES

(Before Depreciation and Amortisation)

	2003 A$ m	2002 A$ m	YOY Chge %
Traffic expenses	1,366	1,195	14.3
Selling & administrative	1,370	1,391	-1.5
Staff costs	747	742	0.7
Cost of sales	664	513	29.5
Capitalisation of costs (1)	(95)	(138)	-31.5
Repair & maintenance and others	154	181	-14.9
Total	**4,207**	**3,884**	**8.3**
As a percentage of operating revenue:			
Traffic expenses	25%	25%	
Selling & administrative	25%	29%	
Staff costs	13%	15%	
Cost of sales	12%	11%	
Capitalisation of costs (1)	-2%	-3%	
Repair & maintenance	3%	4%	
	76%	**81%**	

Note:

(1) The bulk of the capitalisation relates to staff cost.

Staff statistics	2003	2002	YOY Chge %
Number of employees, at end of the year	8,588	8,283	3.7
Average number of employees	8,436	8,378	0.7
Revenue per employee (A$'000) (1)	658	574	14.6

Note:

(1) Based on average employee numbers.

Cost control continues to be a priority for Optus. As a percentage of operating revenue, operating expenses were 5 percentage points lower than that in the previous year.

Traffic costs as a percentage of revenue were in line with the year before.

Selling and administrative costs as a percentage of revenue fell 4 percentage points.

Staff costs for the year were flat, but as a percentage of revenue were 2 percentage points lower. Staff numbers and costs were closely managed throughout the year.

The increase in cost of sales for the year was largely due to the increase in mobile equipment sales. The last quarter of the financial year also saw costs incurred for the ground segment of the C1 satellite contract for the Australian Department of Defence.

Lower capitalisation of costs for the financial year resulted from Optus' reduced capital expenditure programme. The reduction in repair and maintenance and other costs for the year was mainly due to the negotiation of better value contracts with major suppliers.

OTHER INCOME

Other income for the financial year included a dividend from the One-Tel liquidator. This debt was fully provided for in the previous year.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	2003 A$ m	2002 A$ m	YOY Chge %
Southern Cross	2	(63)	nm
Virgin Mobile	(1)	(36)	-97.5
Excite @Home	–	(8)	nm
Total	2	(107)	nm

For the year under review, there was a small positive contribution (A$2 million) from joint ventures compared to a A$107 million loss the year before.

Equity accounting for Virgin Mobile was suspended in the first half of the year because the carrying amount of the investment was reduced to nil.

SECTION 3: OPTUS

In April 2003, Southern Cross restructured its bank facility, extending the maturity date of the loan to April 2008 and modifying other terms to provide additional financial flexibility.

Optus has provided contingent credit support of up to US$45.3 million, whilst Telecom New Zealand provided support of up to US$105.7 million. The support amounts will reduce as the bank facility is repaid with the proceeds from further market sales.

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	2003 A$ m	2002 A$ m	YOY Chge %
Depreciation of property, plant & equipment	965	881	9.6
Other amortisation	33	20	69.5
	999	900	10.9
Amortisation of goodwill	3	3	-21.2
Depreciation as a percentage of operating revenue	18%	19%	

Depreciation declined as a percentage of operating revenue, reflecting capital expenditure restraint and the benefit of the consequential effect of fair value adjustments to assets on acquisition by SingTel.

Net Finance Expense

	2003 A$ m	2002 A$ m	YOY Chge %
Gross interest on borrowings	270	280	-3.5
Interest capitalised	(30)	(39)	-23.3
Net interest expense	240	241	-0.3
Interest income	(6)	(14)	-59.3
Total	234	227	3.4

Net finance expense before capitalisation for the year was in line with the previous year. Lower interest capitalisation for the year reflected reduced expenditure on the projects of long duration that qualify for interest capitalisation.

Exceptional Items

	2003 A$ m	2002 A$ m	YOY Chge %
Provision for international settlement differences	(45)	–	nm
Loss on liquidation of reseller	–	(59)	nm
Strategic review costs	–	(28)	nm
Others	–	6	nm
Total	(45)	(81)	-43.8

An accrual of A$45 million was made to cover disputed accounts and reconciliation differences in various international settlements. These items include long outstanding balances that became evident arising from a stringent review of Optus' position with a number of large international carriers.

Taxation

	2003 A$ m	2002 A$ m	YOY Chge %
Optus' Australian income tax expense	42	21	101.9
Share of joint ventures' income tax expense	*	(3)	nm
	42	18	139.8
Exceptional tax credit	(308)	–	nm
Total	(266)	18	nm

* denotes less than +/– A$500,000

Optus included an exceptional tax benefit in its income statement for the financial year under review. The one-off benefit of A$308 million reflected the accounting impact of the Australian Federal Government's recently introduced tax consolidation legislation, the latest tranche in its tax reform measures.

Under tax consolidation, the value of SingTel's investment in Optus is calculated according to certain rules set out in the legislation. A portion of this value is then transferred to certain tax depreciable assets. The benefit of A$308 million resulted from the net increase in the tax value of those assets.

Tax losses incurred before SingTel's acquisition and available for future utilisation were also recognised in the financial year. This will result in a corresponding reduction in the goodwill arising from the Optus acquisition in SingTel's accounts (see Section 1).

CASHFLOW AND CAPITAL EXPENDITURE

	2003 A$ m	2002 A$ m	YOY Chge %
Net cash inflow from operating activities			
Profit/(Loss) before tax	70	(385)	nm
Non cash items	1,279	1,278	0.1
Operating cashflow before working capital changes	1,350	894	51.0
Changes in operating assets and liabilities	76	(123)	nm
	1,426	771	85.0
Tax paid	*	–	nm
Net cash inflow from operating activities	**1,426**	**771**	**85.0**
Net cash (outflow) /inflow from investing activities			
Purchases of property, plant and equipment	(875)	(1,383)	-36.7
Purchases of licenses and other intangibles	(3)	(111)	-97.0
Others	18	(110)	nm
	(861)	**(1,604)**	**-46.3**
Net cash (outflow)/inflow from financing activities			
Finance lease payments (excluding interest)	(65)	(109)	-40.1
Borrowing from SingTel	1,301	–	nm
Share issues less share buy-back	–	(11)	nm
Net (decrease)/increase in other borrowings	(1,537)	1,012	nm
	(302)	893	nm
Net interest paid on borrowings and swaps (including finance lease interest)	(284)	(264)	7.6
	(586)	**629**	**nm**
Net change in cash and cash equivalents	**(21)**	**(205)**	**-89.9**
Cash and cash equivalents at beginning	79	279	-71.8
Cash held by controlled entity at date of acquisition	–	5	nm
Cash and cash equivalents at end	58	79	-26.2
Free cash flow (1)	**551**	**(612)**	**nm**
Cash flow before borrowings (2)	**281**	**(1,097)**	**nm**
Capital expenditure – accrual basis	**959**	**1,293**	**-25.8**
Cash capex to operating revenue	***16%***	***29%***	

* denotes less than +/– A$500,000

Notes:

(1) Free cash flow is defined as cash flow from operating activities less cash purchases of property, plant and equipment.

(2) Cash flow before borrowings is defined as operating cash flows less investing cash flows and interest paid (including finance lease interest).

Cash capital expenditure

	2003 A$ m	2002 A$ m	YOY Chge %
Mobile	294	411	-28.3
Business & wholesale	377	461	-18.3
Consumer & multimedia	136	299	-54.5
Other	68	213	-67.9
Total	**875**	**1,383**	**-36.7**

Net cash flow from operating activities for the financial year as a whole improved 85% to A$1.43 billion, as a result of Optus' strong operational EBITDA improvement and better management of working capital.

The strict focus on capital expenditure continued, with cash capital expenditure falling by 37% to A$875 million. Optus almost halved its ratio of capital expenditure to revenue from 29% to 16%.

Cash flow before borrowings was a positive A$281 million for the financial year, compared to a funding requirement of A$1.10 billion a year ago. Cash flow remains a key focus for the business.

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS

- Group share of pre-tax earnings from associates increased to S$1.03 billion
- Contributions from associates accounted for 47% of the Group's profit before tax and exceptional items, up from 11% a year ago
- Telkomsel is the largest overseas associate contributor at S$276 million
- BSI contributed S$75 million (including S$43 million exceptional credit) upon re-instatement of equity accounting given its strengthened operating and financial risk profile
- Associates contributed S$272 million in dividends
- Number of proportionate regional mobile subscribers up 44% to 13.9 million

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

	Equity Interest %	2003 S$ m	2002 S$ m	YOY Chge %
Regional Mobile Associates				
Telkomsel	35.0	276	33	729.7
AIS (2)	21.6	192	131	47.0
Globe Telecom (2)	29.1			
– share of results		98	63	55.7
– share of forex losses		(5)	(7)	-23.1
Bharti Telecom/Bharti Tele-Ventures (3)		(17)	*	@
		545	**220**	**147.1**
Other SingTel (ex-Optus) Associates				
Belgacom S.A. (2) (4)	13.5	235	210	12.0
PT Bukaka ("BSI") (2) (5)	40.0	33	–	nm
New Century InfoComm ("NCIC") (2)	24.3	(20)	(13)	59.5
Others		(19)	(51)	-62.2
Share of profits before exceptionals		**773**	**367**	**110.8**
Share of exceptional profits/(losses) of:				
Belgacom S.A.				
– gain on disposal of investments		250	97	157.2
– staff restructuring costs		–	(163)	nm
AIS – network migration costs and others		(11)	(17)	-38.2
Globe – impairment charge and others		(10)	–	nm
BSI – cumulative profits from FY1998 to FY2001 (5)		43	–	nm
NCIC – impairment charges		(15)	–	nm
		257	**(83)**	**nm**
SingTel		**1,031**	**284**	**263.5**
Optus				
Southern Cross (6)	40.0	2	(27)	nm
Virgin Mobile (6)	31.2	(1)	(16)	-95.5
Optus		**1**	**(43)**	**nm**
Group		**1,032**	**241**	**329.0**

@ denotes more than 500%

* denotes less than +/– S$500,000

Notes:

(1) The statutory accounts of the associates are prepared based on local GAAP. Where applicable, the accounting policies of these associates have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) These associates have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the year ended 31 December 2002. One-off transactions between 31 December 2002 and 31 March 2003 which are material are also accounted by the Group in the current year.

(3) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(4) The effective interest of Belgacom after deducting minority interest is 12.15%.

(5) BSI was re-equity accounted for from the year ended 31 March 2003.

(6) The share of results of Optus' associates for FY 2002 was from 1 October 2001 to 31 March 2002 as Optus was consolidated from 1 October 2001 for statutory reporting purpose. See Optus Management Discussion & Analysis for share of associates' results from 1 April 2001 to 31 March 2002.

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

For the year ended 31 March 2003, the Group's share of profits from associated and joint venture companies increased more than four times to S$1.03 billion. Excluding exceptional items, profits from ordinary operations of associated and joint venture companies rose 139% to S$775 million. Contributions from associates accounted for 47% of the Group's profit before tax and exceptional items, up from 11% a year ago.

The Group resumed equity accounting for its share of earnings from BSI and recognised a S$75 million contribution from the 40% owned joint venture, which was fully provided for in the financial year ended 31 March 1998. At that time, the provision was made in view of BSI's weakened financial position caused by its substantial foreign debt liabilities when the Indonesian Rupiah plunged during the 1997 Asian financial crisis. Following the full provision, BSI's results from 1998 were not equity accounted for by SingTel.

With strong free cash flows generated, BSI was able to fully repay its bank and equipment debts in March 2003. In view of BSI's much improved operating and financial risk profile, the Group re-instated equity accounting for the results of BSI. The share of profits from 1998 to 2001, amounting to S$43 million, was classified as share of exceptional gain of associates. The share of its profits amounting to S$33 million in 2002 has been accounted for as ordinary results. In addition, the write back of the provision for diminution of S$67 million was accounted for under corporate exceptional gain.

PT Telekomunikasi Selular (Telkomsel)

Telkomsel is the leading operator of cellular telecommunications services in Indonesia, with a market share of 52% as at March 2003.

Telkomsel, with its sterling financial performance in 2002, has become the largest overseas associate contributor to the Group's ordinary profits. Share of profits from Telkomsel was a significant S$276 million for the full year, propelled by a 77% growth in its subscriber base from 3.7 million to 6.6 million within a year.

In February 2003, Telkomsel became the first operator in Indonesia to commercially launch its international roaming service for prepaid subscribers, allowing its prepaid subscribers to roam to sixteen countries.

The Group received total dividends of S$56 million from Telkomsel during the year.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a whole range of mobile, local, regional and international telephone services, leased lines and data communications. Its mobile subsidiary, Proximus-Belgacom Mobile, is the market leader for mobile services in Belgium.

Whilst Belgacom's operating revenue for 2002 was stable compared to a year ago, operating profit and net profit improved due to lower operating expenses as well as the deconsolidation of certain loss making subsidiaries following their divestments.

Belgacom's net profit was also enhanced by the sale of its investment in BEN Nederland, a mobile communications operator in the Netherlands. The divestment, which was completed in September 2002, resulted in a EUR 963 million gain for Belgacom. The Group's share of this gain amounted to S$228 million. This, coupled with the gain on disposal of subsidiary, Belgacom France, in the first quarter, resulted in a total exceptional gain of S$250 million for the Group.

Advanced Info Service (AIS)

AIS is the largest mobile communications operator in Thailand and the third largest listed company on the Stock Exchange of Thailand as of 31 March 2003.

The Group's share of results from AIS for the year increased an impressive 47% to S$192 million, boosted by robust subscriber growth resulting from lower handset costs after the handset market was liberalised in 2002. Improving ARPU from a less aggressive promotional campaign in the second half of 2002 also boosted its bottom line.

The number of mobile phone subscribers surged to 11.5 million from 6.6 million a year ago. Despite the keen competitive market after the entry of three new operators last year, AIS remains the market leader with over 60% market share in March 2003.

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

The net exceptional loss in this financial year arose from an accelerated depreciation charge on the analogue cellular network due to an earlier scheduled shutdown, marketing costs incurred in migrating analogue subscribers to its GSM network and an impairment charge on its discontinued paging operations.

Globe Telecom, Inc (Globe)
Globe is the largest mobile communications service provider in the Philippines in terms of revenue and is listed on the Philippine Stock Exchange.

For the year under review, SingTel's share of profits from Globe amounted to S$98 million, a 56% increase compared to the previous year. Operating revenue grew 29% year-on-year, spurred by strong growth in subscribers and traffic volumes. Short messaging service has also been a major growth driver.

As at 31 March 2003, Globe had 7.1 million mobile subscribers, up from 5.0 million a year ago. The 'Touch Mobile' brand continued to gain momentum. From its launch in September 2001, 'Touch Mobile' has rapidly grown from a start-up brand to a formidable alternative brand.

Globe provided Peso 2.2 billion for assets write-off in September 2002 as a result of the operational integration of Globe and Islacom wireless networks. Part of the Islacom network was shut down to avoid duplication. In March 2003, Globe also took an impairment charge for its investment in C2C.

Bharti Group (Bharti)
Bharti Tele-Ventures Limited is India's leading private provider of telecommunications services and is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai. Bharti provides mobile, fixed-line, long distance and integrated network solutions.

Bharti now offers mobile services in 15 out of 22 circles in India and fixed line services in 6 circles in India.

Bharti posted a net profit in the fourth quarter ended March 2003, which was achieved despite intense competition. For the year, Bharti posted a net loss as it had invested heavily to start up operations in 15 licensed regions.

Bharti's cellular subscriber base increased to 3.1 million, accounting for approximately a quarter of India's mobile market.

PROFORMA INFORMATION

The following tables show audited proforma proportionate financial information which had been derived from the Income Statements of the Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associates.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the financial statements prepared in accordance with Singapore GAAP. However, since associates in which the Group has an interest are not consolidated on a line-by-line basis, proportionate information is provided as supplementary data to facilitate a better appreciation of the relative contribution from the Group's operations in Australia, Singapore and overseas.

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

PROPORTIONATE OPERATING REVENUE	2003 S$ m	2002[1] S$ m	YOY Chge %
Group revenue			
Singapore	4,731	4,923	-3.9
Overseas	5,528	2,347	135.6
	10,259	**7,269**	**41.1**
Proportionate share of operating revenue of associates			
Singapore	157	144	9.3
Overseas	3,503	2,484	41.0
	3,659	**2,627**	**39.3**
Enlarged revenue	**13,918**	**9,897**	**40.6**
Comprising			
SingTel (Ex-Optus)	4,731	4,923	-3.9
Optus	5,528	2,347	135.6
Regional Mobile Associates	1,899	1,092	73.9
Belgacom	1,209	1,181	2.4
Others	552	354	55.6
Enlarged revenue	**13,918**	**9,897**	**40.6**
% of overseas rev to Group revenue	***54%***	***32%***	
% of overseas rev to enlarged revenue	***65%***	***49%***	

Note:

(1) Included Optus' operating revenue from 1 October 2001 only.

Based on the enlarged revenue, the contribution of overseas revenue rose by 16 percentage points to 65% for the year, reflecting the success of the Group's overseas diversification efforts.

PROPORTIONATE EBITDA [2]	2003 S$ m	2002[1] S$ m	YOY Chge %
Operational EBITDA			
SingTel (ex-Optus)	2,397	2,587	-7.4
Optus	1,346	470	186.6
	3,743	3,057	22.5
Proportionate share of EBITDA of associates			
Regional Mobile Associates	931	427	118.3
Belgacom	453	412	9.9
Others	143	(146)	nm
	1,527	**693**	**120.4**
Compensation from IDA	**337**	**337**	**-**
Total	**5,607**	**4,087**	**37.2**
EBITDA margin on enlarged revenue	***40%***	***41%***	

Notes:

(1) Included Optus' EBITDA from 1 October 2001 only.

(2) Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate EBITDA increased by 37% on a year-on-year basis, boosted by a strong 120% increase in EBITDA contribution from the associates.

Overseas EBITDA contributed a significant 51% to the Group's EBITDA for the year from 28% a year ago.

PROPORTIONATE SHARE OF MOBILE SUBSCRIBERS (1)	Total Number 31 Mar		Prorata Number 31 Mar	
	2003	2002	2003	2002
(In '000s)				
SingTel Mobile	1,548	1,467	1,548	1,467
Optus	4,722	4,160	4,722	4,160
	6,270	**5,627**	**6,270**	**5,627**
Regional Mobile Associates				
– AIS	11,535	6,559	2,486	1,412
– Globe	7,110	4,999	2,066	1,453
– Telkomsel	6,600	3,733	2,310	832
– Bharti Group	3,071	1,351	798	345
	28,316	**16,642**	**7,660**	**4,041**
Asia	**34,586**	**22,269**	**13,930**	**9,668**
Belgacom	3,603	3,435	438	417
Group	**38,189**	**25,704**	**14,368**	**10,086**

Note:

(1) Proportionate share of mobile subscribers represents the number of mobile subscribers of an associate multiplied by SingTel's effective percentage ownership in the venture at the respective dates.

On a proportionate share basis, SingTel's mobile subscriber base in Asia as at 31 March 2003 increased by 44% to over 13.9 million. Our aggregate mobile base in Asia is 35 million, a size which allows the Group to achieve benefits, which would otherwise be unavailable given the limited mobile market size in Singapore. The Group was able to leverage on its size and growth potential to achieve economies of scale and other synergies in the areas of product development and procurement.

DIVIDENDS FROM ASSOCIATED COMPANIES	2003 S$ m	2002 S$ m	YOY Chge %
Regional Mobile Associates			
AIS	10	9	15.6
Telkomsel	56	–	nm
	66	**9**	**@**
Belgacom	197	50	293.4
Others	8	8	3.8
Total	**272**	**67**	**304.6**

@ denotes more than 500%

The associated companies continued to make significant contributions to the Group's cash flow. Dividends from these companies increased by four times to S$272 million for the year ended 31 March 2003.

On 1 April 2003, Globe declared a cash dividend of Peso 14 per share, its first dividend in thirteen years. The dividend is equivalent to a 31% payout on its 2002 profits.

SECTION 4: ASSOCIATED AND JOINT VENTURE COMPANIES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Belgacom	Globe
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1996**	**1993**
Effective shareholding %	35.0%	28.46%	21.55%	12.15%	29.06%
Investment to date *	S$1.93 bil	S$1.13 bil	S$870 mil	S$930 mil	S$468 mil
Closing market share price (1)	NA	INR 28.3	THB 41.75 (5) THB 42.50 (6)	NA	PHP565
Market capitalisation					
– total (S$ bil)	NA	S$1.95 bil	S$5.08 bil	NA	S$2.83 bil
– SingTel holding	NA	S$560 mil	S$1.1bil	NA	S$822 mil
Operational Performance:					
Mobile penetration rate (2)	6%	1%	29%	78%	19%
Market share (2)	52%	24%	62%	53%	43%
Market position (3)	#1	#1	#1	#1	#1
Mobile subs ('000s)					
– aggregate	6,600	3,071	11,535	3,603	7,110
– proportionate	2,310	798	2,486	438	2,066
Growth in mobile subs (%) (4)	77%	127%	76%	5%	42%

* Inclusive of minority interests

Notes:

(1) Based on closing market price on 31 March 2003, in local currency.

(2) Based on latest data available as at 31 March 2003, except for Globe, which is based on data as at 31 December 2002.

(3) Based on number of cellular subscribers except for Globe, which is based on share of operating revenue.

(4) Compared against 31 March 2002.

(5) Based on local market price.

(6) Based on foreign market price.

GLOSSARY

ARPU	Average revenue per user.
ATM	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
Backhaul	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
Bandwidth	The capacity of a communications link.
C2C	C2C group of companies, of which SingTel has an effective equity interest of 59.5%.
Churn	The transfer of a customer's telecommunications service from one provider to another.
DEL	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
EBIT	Earnings before interest and tax.
EBITDA	Earnings before interest, tax, depreciation and amortisation.
GPRS	General Packet Radio Service, a data packet switching technology that allows information to be sent and received across a mobile network and only utilises the network when there is data to be sent.
HFC	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul transmission.
HSCSD	High-Speed Circuit-Switched Data, a circuit-switched wireless data transmission for mobile users at data rates of up to 38.4 kpbs.
IDA	InfoComm Development Authority of Singapore.
MMS	Multi-media message service.
MOU	Minutes of use, refer to usage of cellular services, usually defined on a per subscriber basis.
NA	Not applicable.
NCS	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
NM	Not meaningful.
Optus	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
Outdoor Wireless Surf	Brand name for SingTel's wireless Local Area Network which allows SingTel and SingNet customers to access the Internet wirelessly at broadband speeds of up to 512 kpbs at more than 150 SingTel's wireless hotspots in Singapore.
SMS	Short Message Service.
Sing GAAP	Accounting principles generally accepted in Singapore.
SingTel	Unless expressly stated, the term refers to SingTel Group excluding Optus.
YTD	Year-to-date, refers to the financial year from 1 April.

GROUP FINANCIAL HIGHLIGHTS

	2002/03 S$ m	2001/02[1] S$ m	2000/01 S$ m	1999/00 S$ m	1998/99 S$ m
Operating revenue	**10,258.7**	7,269.2	4,925.5	4,865.8	4,883.5
Operating revenue including share of proportionate revenue from associated and joint venture companies	**13,918.1**	9,896.5	6,842.9	6,466.5	6,216.0
Operational EBITDA [2]	**3,742.7**	3,057.0	2,604.3	2,669.6	2,526.2
Compensation from IDA	**337.0**	337.0	337.0	–	–
Share of results of associated and joint venture companies	**1,031.8**	240.5	348.9	367.5	291.7
EBITDA [2]	**5,111.5**	3,634.5	3,290.2	3,037.1	2,817.9
Net profits (pre-goodwill)	**2,033.3**	1,984.4	2,006.3	2,539.9	1,999.8
Capital expenditure	**1,544.5**	3,537.6	1,732.8	714.4	1,093.8
Total assets	**33,670.5**	35,349.8	16,205.0	13,916.8	12,936.5
Borrowings	**10,672.4**	11,876.1	1,000.0	100.1	100.1
Shareholders' funds	**15,470.0**	14,579.0	8,758.1	9,202.8	8,193.8
Net cash inflow from operating activities	**3,771.1**	3,030.9	3,539.4	2,118.7	2,075.7
Net cash outflow from investing activities	**(1,793.1)**	(9,734.9)	(3,058.0)	(1,377.8)	(662.2)
Net cash (outflow)/inflow from financing activities	**(2,757.5)**	4,337.5	(716.7)	(1,315.3)	(620.4)
Financial ratios					
EBITDA [2] per share (cents)	**28.67**	21.74	21.32	19.82	18.48
Basic earnings per share (pre-goodwill) (cents)	**11.41**	11.87	13.00	16.58	13.11
Basic earnings per share (cents)	**7.86**	9.76	13.00	16.58	13.11
Net tangible assets per share (cents)	**16.80**	10.56	56.75	59.43	53.68
Total dividend per share (cents)	**5.50**	5.50	13.00	17.50	5.50
EBITDA [2] margin (%)	**36.7**	36.7	48.1	47.0	45.3
Return on equity (%)	**9.3**	14.0	22.3	29.2	26.2
Return on total assets (%)	**3.2**	6.3	13.4	19.1	16.4

Notes:

(1) The comparative figures have been restated to conform with current year changes.

(2) EBITDA – Earnings before interest, tax, depreciation and amortisation.

INTRODUCTION

SingTel is committed to achieving high standards of corporate conduct and places importance on its corporate governance processes and systems so as to ensure greater transparency and protection of shareholders' interests. Since 5 September 2001, SingTel's shares have been listed on the Australia Stock Exchange ("ASX"), in addition to being listed on the Singapore Stock Exchange ("SGX"). With this dual listing, SingTel has been complying with two sets of listing rules and corporate governance requirements, and where one exchange has more onerous requirements, SingTel will comply with the more stringent requirements.

This report describes SingTel's corporate governance practices with specific reference to the Code of Corporate Governance (the "Code") issued by the Corporate Governance Committee. In developing its corporate governance policies and practices, SingTel has tried to adopt a balanced approach by observing the spirit, and not just following the letter, of the Code, an approach recommended by the Corporate Governance Committee.

Board Matters

THE BOARD'S CONDUCT OF ITS AFFAIRS

The Board oversees the business affairs of SingTel and therefore every director is expected to act in good faith and to always consider the interests of the Company. It assumes responsibility for the Group's overall strategic plans, key operational initiatives, major funding and investment proposals, financial performance reviews and corporate governance practices. SingTel has in place financial authorisation and approval limits for operating and capital expenditure, procurement of goods and services as well as acquisitions and disposal of investments. Within these guidelines, the Board approves transactions above a certain threshold. The Board and the relevant Board committees also approve the Group's financial results.

The Board meets regularly at least 6 times a year. In addition, the Board meets as and when warranted by particular circumstances between the scheduled meetings. An aggregate of 9 Board meetings were held for the financial year ended 31 March 2003, including meetings held via telephone and video conferencing, which are permitted under SingTel's Articles of Association. Details of the attendance of Board members at Board meetings and meetings of the various Board committees for the financial year ended 31 March 2003 are set out on page 79.

All new directors appointed to the Board are briefed on the Group's business activities, its strategic direction and the regulatory environment in which the Group operates, as well as their statutory and other duties and responsibilities as directors. Where appropriate, directors are sent for courses, conferences and seminars in relevant fields.

BOARD COMPOSITION AND BALANCE

The majority of SingTel's directors are non-executive and independent of management. The Board currently comprises 12 directors, 10 of whom are non-executive independent directors. The non-independent directors are Mr Lee Hsien Yang, the President & Chief Executive Officer, who is the only executive director and Mr Quek Poh Huat, the President of Temasek Holdings (Private) Limited.

The Nominations Committee, which reviews the independence of each director on an annual basis, adopts the Code's definition of what constitutes an independent director. In the course of its annual review, the Nominations Committee has identified the following relationships for disclosure:

a. Mr Paul Chan Kwai Wah is an executive officer of Hewlett Packard Far East Pte Ltd and Hewlett Packard (Sales) Pte Ltd ("HP Companies"), which supply services to, and buy services from, the SingTel Group. All transactions between the HP Companies and the SingTel Group are at arms' length and hence Mr Chan is considered an independent director of SingTel.

b. Mr Jackson Peter Tai is an executive officer of DBS Bank Ltd ("DBS"), which supplies services to, and buys services from, the SingTel Group. All transactions between DBS and the SingTel Group are at arms' length and hence Mr Tai is considered an independent director of SingTel.

The directors bring with them a broad range of expertise and experience in areas such as accounting or finance, business or management experience, industry knowledge, strategic planning experience, customer-based experience or knowledge and regional business experience. The diversity of the directors' experience allows for the useful exchange of ideas and views. The profile of all Board members and other relevant information are set out on pages 83 to 87.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Different individuals assume the Chairman and the Chief Executive Officer functions in SingTel. There is a clear separation of the roles and responsibilities between the Chairman and the President & Chief Executive Officer. The Chairman is responsible for the Board and the Board has delegated day-to-day management of SingTel to the President & Chief Executive Officer.

BOARD MEMBERSHIP

The Nominations Committee reviews and assesses candidates for directorships (including executive directorships) before making recommendations to the Board. In recommending new directors to the Board, the Nominations Committee takes into consideration the skills and experience required and the current composition of the Board, and strives to ensure that the Board has an appropriate balance of independent directors as well as directors with the right profile of expertise, skills, attributes and ability.

In evaluating a director's contribution and performance for the purpose of re-nomination, the Nominations Committee takes into consideration a variety of factors such as attendance, preparedness, participation and candour. Re-nomination or replacement of Board members do not necessarily reflect their contributions to SingTel, but may be driven by the need to position and shape the Board in line with the needs of SingTel and its business. The composition of the Board has changed significantly in recent years. Until November 2000, the entire Board was made up of Singapore citizens. With the changing nature of the Group's business and operations, non-Singaporean directors such as Mr Chumpol NaLamlieng, Mr Jackson Peter Tai, Mr John Powell Morschel and Mr Simon Israel, all respected professionals in their respective fields, have been appointed to the Board to enrich the international perspective and experience of the Board.

Recommendations for nominations of new directors and retirement of directors are made by the Nominations Committee and considered by the Board as a whole. At each Annual General Meeting ("AGM") of SingTel, not less than one third of the directors for the time being (being those who have been longest in office since their appointment or re-election) are required to retire from office by rotation. In addition, a director is required to retire at the AGM if, were he not to retire, he would at the next AGM have held office for more than three years. In accordance with the guidelines set out in the Code, SingTel has, during the financial year, amended its Articles of Association to provide that the Chief Executive Officer, being an executive director of SingTel, will also retire by rotation. A retiring director is eligible for re-election by the shareholders of SingTel at the AGM. Also, all newly appointed directors during the year will hold office only until the next AGM and will be eligible for re-election.

BOARD PERFORMANCE

SingTel has implemented an appraisal process for assessing the Board as a whole and the contribution by each individual director to the Board. The appraisal forms used are based on forms recommended by internationally recognised bodies on corporate governance. The performance criteria for the Board evaluation included an evaluation of size and composition of the Board, the Board's access to information, Board processes, accountability, Board performance in relation to discharging its principal functions, communication with top management and standards of conduct of the directors. In these initial stages of implementing the Board appraisal system, SingTel has not included the financial indicators set out in the Code as guides for the evaluation of directors. SingTel will continue to review and evaluate its appraisal process with reference to the Code and consider how best to fine tune the appropriate performance criteria for what is a difficult and sensitive issue.

The Board and the Nominations Committee have strived to ensure that directors appointed to the Board possess the experience, knowledge and skills critical to the Group's business, so as to enable the Board to make sound and well-considered decisions.

ACCESS TO INFORMATION

Prior to each Board meeting, the Board is supplied with relevant information by the management pertaining to matters to be brought before the Board for decision as well as ongoing reports relating to operational and financial performance of the Group. The Board also has separate and independent access to senior management and the Company Secretary at all times. To assist Board members in fulfilling their responsibilities, procedures have been put in place for directors to seek independent professional advice, where appropriate, at the expense of SingTel. The directors also receive analysts' reports on SingTel and other telecommunications companies on a quarterly basis. The reports allow the directors to keep abreast of key issues and developments in the industry and the challenges and opportunities confronting the Group.

Board And Management Committees

To assist the Board in the execution of its duties, the Board has established various Board committees, namely the Executive Committee, the Audit Committee, the Nominations Committee, the Compensation Committee and the Optus Advisory Committee, each of which is empowered to make decisions on matters within its terms of reference and applicable limits of authority. Membership in the different committees requires careful management in order to ensure an equitable distribution of responsibilities among Board members. The need to maximise the effectiveness of the Board and foster active participation and contribution from Board members are also factors that are taken into consideration. Membership of the Audit Committee and Executive Committee is mutually exclusive. The President & Chief Executive Officer is in attendance at the meetings of the Board committees, although he is not a member of the committees other than the Optus Advisory Committee.

EXECUTIVE COMMITTEE

The Executive Committee comprises Mr Ang Kong Hua (Committee chairman), Mr Quek Poh Huat, Mr Paul Chan Kwai Wah and LG Lim Chuan Poh. Mr Ang, Mr Chan and LG Lim are independent non-executive directors. The Executive Committee develops and recommends to the Board the overall strategy for the SingTel Group, considers and approves major investment projects, determines investment policies and manages the Group's assets and liabilities in line with the Board's policies and directives. It reviews and endorses, before Board approval, annual operating and capital expenditure budgets and significant investments.

NOMINATIONS COMMITTEE

The members of the Nominations Committee are Mr Ang Kong Hua (Committee chairman), Mr Paul Chan Kwai Wah and Mr Jackson Peter Tai, all of whom are independent non-executive directors. The Nominations Committee reviews and assesses candidates for directorships (including executive directorships) before recommendation to the Board for appointment with a view to ensuring that the Board has an appropriate balance of independent directors as well as directors with the right profile of expertise, skills, attributes and ability.

COMPENSATION COMMITTEE

The Compensation Committee comprises Mr Ang Kong Hua (Committee chairman), Mr John Powell Morschel and LG Lim Chuan Poh. Mr Keith Tay Ah Kee, who served during the financial year, retired following the conclusion of the AGM held on 30 August 2002. All members are independent non-executive directors. The role of the Compensation Committee is to:

- Consider remuneration philosophy and policy that impact the SingTel Group.
- Consider senior management appointments, leadership performance, management strength and succession planning.
- Evaluate the performance of the President & Chief Executive Officer of SingTel and make recommendations to the Board on his remuneration package.
- Approve proposals on remuneration packages of SingTel Group's senior management, upon recommendation by the President & Chief Executive Officer of SingTel.
- Approve remuneration plans operating across the SingTel Group.
- Determine remuneration policies and guidelines for the Board.

The Compensation Committee also administers the Singapore Telecom Share Option Scheme 1999 and the SingTel Executives' Performance Share Plan.

While the President & Chief Executive Officer is in attendance at Compensation Committee meetings, he does not attend discussions relating to the review of his performance and compensation.

SingTel's remuneration policy is set out on pages 80 to 82.

AUDIT COMMITTEE

The Audit Committee comprises three independent, non-executive directors: Mr Nicky Tan Ng Kuang (Committee chairman), Mr Jackson Peter Tai and Mr Chumpol NaLamlieng. Mr Keith Tay Ah Kee and Mr Seah Kian Peng, who served during the financial year, retired following the conclusion of the AGM held on 30 August 2002.

The Audit Committee meets on a quarterly basis to carry out its role of reviewing the financial reporting process, the systems of internal control, management of financial risks and the audit process.

The Audit Committee has responsibility for the following:

- Reviewing the quarterly and annual financial statements with management and the external auditors.
- Approving the annual audit plans for the external and internal auditors, including appraising the quality of their work and the assistance provided to them by management.
- Evaluating the cost effectiveness, independence and objectivity of the external auditors and the nature and extent of the non-audit services provided by them.
- Reviewing and approving the Internal Audit Charter and ensuring the adequacy of the internal audit function.
- Approving certain transactions under the shareholders mandate relating to interested person transactions.

The Audit Committee has explicit authority to investigate any matters within its terms of reference and has full access to and cooperation from management, in addition to its direct access to the internal and external auditors.

OPTUS ADVISORY COMMITTEE

After SingTel's acquisition of SingTel Optus Pty Limited ("Optus"), the SingTel Board established an Optus Advisory Committee to review financial and operational matters of Optus and to ensure that the internal controls within Optus are aligned with those of SingTel. The Optus Advisory Committee comprises Mr Nicky Tan Ng Kuang (Committee chairman), Mr Lee Hsien Yang and Mr John Powell Morschel. Mr Tan and Mr Morschel are independent non-executive directors. Mr Keith Tay Ah Kee, who served during the financial year, retired following the conclusion of the AGM held on 30 August 2002.

MANAGEMENT COMMITTEE

In addition to the Board committees, SingTel has established a Management Committee which comprises the President & Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, and the Executive Vice Presidents of SingTel, the Chief Executive Officer of National Computer Systems Pte Ltd as well as the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer of Optus. The Management Committee meets on a weekly basis to review and direct management and operational policies and activities.

Accountability And Audit

ACCOUNTABILITY

SingTel recognizes the importance of providing the Board with a continual flow of relevant information on an accurate and timely basis in order that it may effectively discharge its duties. On a monthly basis, Board members are provided with business and financial reports comparing actual performance with budget with highlights on key business indicators and major issues. These reports provide relevant, timely, reliable and up-to-date financial and other information for effective decision making.

In line with SingTel's commitment to ensure greater transparency and protection of shareholders' interests, SingTel implemented quarterly reporting of its financial results from financial year 2000/2001, well ahead of the mandatory compliance date. Each quarterly reporting is accompanied by press and analyst conferences.

INTERNAL CONTROLS

The Board has ultimate responsibility for the systems of internal control maintained by the Group and for reviewing their effectiveness. The systems are intended to provide reasonable but not absolute assurance against material misstatements or loss, and include the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, compliance with appropriate legislation, regulation and best practice, and the identification and containment of business risk.

The Internal Audit department performs detailed work to assist the Audit Committee and the Board in the evaluation of the internal controls, financial and accounting matters, compliance, business and financial risk management. The Audit Committee's responsibilities in the Group's internal controls are complemented by the work of the Corporate Risk Management, International and Regulatory Affairs, Information Systems Security, Corporate Finance, Treasury and Legal departments to oversee various aspects of controls and risk management of the Group.

SingTel's external auditors, PricewaterhouseCoopers ("PwC"), have also, in the course of their statutory audit, carried out a review of the Group's system of internal controls to the extent of their planned reliance as laid out in their audit plan. Any material non-compliance and internal control weaknesses noted during their audit and their recommendations to address such non-compliance and weaknesses are reported to the Audit Committee. The Audit Committee Chairman also set aside time during the year to meet with the internal auditors to discuss internal controls, and the external auditors to discuss various accounting issues, in the absence of management. The management, with the assistance of the Internal Audit department, follows up on PwC's recommendations as part of its role in the review of the Group's internal control systems. Based on the work performed by the Internal Audit department during the financial year, the Audit Committee is of the opinion that there are adequate internal controls in the Group.

The Audit Committee also reviewed the non-audit services provided by the external auditors and was satisfied that the independence of the external auditors would not be impaired. The Audit Committee has recommended to the Board that PwC be nominated for reappointment as auditors at the forthcoming AGM of the Company.

INTERNAL AUDIT

SingTel Internal Audit adopts a risk-based methodology in defining the annual audit plan for the Group that is reviewed and approved by the Audit Committee. The reviews performed aim to assist the Board in promoting good corporate governance through assessing the design and operating effectiveness of controls governing key business processes and risks identified in the overall SingTel risk framework. The reviews also focus on compliance with SingTel policies and procedures and regulatory responsibilities, performed in the context of Financial and Operational, Revenue Assurance and Information System reviews. The department also provides consulting services to management on request to enhance risk management and improve stewardship throughout the Group.

Acknowledging the diverse revenue base of SingTel, successful partnerships have been formed with internal audit departments in our joint venture investments to conduct critical joint reviews as well as share knowledge and technical expertise with our regional partners.

The Vice President Audit reports directly to the Chairman of the Audit Committee. A quarterly report is presented to the Audit Committee outlining the results of the reviews performed and management's action plans to address process improvements.

Communication With Shareholders

SingTel is committed to regular and proactive communication with investors. In addition to financial reporting, SingTel aims to communicate to investors the strategic direction and operational plans for the different businesses within the Group. To this end, management conducts regular meetings with investors, organises international roadshows and participates in conferences organised by major brokerage firms. Management also gives regular press briefings to ensure thorough dissemination of information to the public. SingTel's President & Chief Executive Officer, Chief Financial Officer and investor relations team undertake most of SingTel's investor relations efforts. As there is increasing demand from investors to meet more members of senior management, SingTel organises an annual Investor Day to provide direct access to the heads of key business units. Increasingly, these heads of business units are also being included in investor meetings.

SingTel aims for the highest standards of disclosure. In recent years, the Company's financial disclosures have been substantially enhanced. In its quarterly financial results, all disclosures are prepared with a view to providing a simple explanation of major business and financial trends, backed up by detailed financial disclosures. There is a clear breakdown of the major sources of revenue, profits and cash flows, accompanied by in-depth analyses of key performance indicators, which are the same indicators used by management for internal reviews. The Group's overseas investments, which are expected to drive earnings growth for the future, also feature prominently in the quarterly results and a detailed discussion is provided for each of these investments.

SingTel has formal policies and procedures in place to ensure that it complies with its continuous disclosure obligations. To this end, SingTel has adopted a Market Disclosure Policy that sets out the Group's policy on disclosure of material information and the detailed procedures and guidelines for internal reporting of such information.

A dedicated investor relations web page on the company's website provides copies of all publicly disclosed financial information, annual reports, investor presentations, news releases and announcements. It is also SingTel's practice to disclose presentation materials for investor meetings that may contain previously unpublished material information prior to such meetings so as to ensure fair and thorough dissemination of information to all investors.

SingTel has received positive feedback for its investor relations efforts. In an AsiaMoney poll for the year 2002, SingTel was voted as having Singapore's Overall Best Investor Relations.

SingTel is in full support of the Code's principle to encourage shareholder participation. SingTel's Articles of Association allow a member entitled to attend and vote to appoint a proxy to attend and vote instead of the member and also provide that a proxy need not be a member of SingTel. Voting in absentia by mail, fax or email may only be possible following careful study to ensure that integrity of information so transmitted and authentication of the identity of shareholders are not compromised.

Risk Management

Operational risk is the risk of loss arising from external events, inadequate or failed internal process, people or systems. Group Risk Management assists business units to identify operational risks and monitors and manages these risks. An operational risk review was conducted in February 2003 for the Group's Singapore based activities and is proposed for Optus in October 2003.

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Details of the various risk factors and the management of such risks are outlined on page 119, under Note 1(t) to the financial statements.

SingTel has implemented a Group insurance program and has in place a Business Continuity Planning Program. The Group also has in place a system for financial monitoring and control. Key elements include the following:

- Formal policies and procedures are in place, including the documentation of key processes, procedures and rules relating to the delegation of authorities.
- Experienced and suitably qualified staff who take responsibility for important business functions.
- Key functions, which are incompatible and which give rise to a risk of error or irregularities not being promptly detected, are segregated.

SingTel's Executive Risk Management Committee comprises key members of top management from operational, financial and technical areas. The function of the committee is to set direction for the Group's risk management strategy.

Securities Trading

The Group has adopted the SGX Best Practices Guide with respect to the dealings in securities for the guidance of directors and officers. SingTel's securities trading policy provides that directors and officers of the Group should not deal in SingTel's shares during the periods commencing one month before the announcement of SingTel's annual, half-year or, as the case may be, quarterly results and ending on the date of the announcement of the relevant results, or if they are in possession of unpublished price-sensitive information on the Group.

Material Contracts

There are no material contracts entered into by SingTel or any of its subsidiaries involving the interests of the Chief Executive Officer, any director or the controlling shareholder, Temasek Holdings (Private) Limited.

Information on interested person transactions for the financial year ended 31 March 2003 which are authorised under the Shareholders' Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and renewed at the AGM held on 30 August 2002 is set out on page 191.

Code Of Ethics

SingTel has adopted an internal code of ethics which employees are required to observe. It sets out principles relating to the conduct of employees to ensure that employees carry out their duties and responsibilities to the highest standards of personal and corporate integrity at all times when dealing with SingTel, its competitors, customers, suppliers, and the community.

Conclusion

SingTel recognises that good corporate governance practices are increasingly important for maintaining and promoting investor confidence. What constitutes good corporate governance will evolve with changing circumstances and must be tailored to meet those circumstances, hence SingTel continues to review its corporate governance practices to ensure that they reflect local and international developments.

ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

The attendance of each Director at Board meetings and Board committee meetings during the financial year ended 31 March 2003 is as follows:

Board Meetings

		Regular Board Meetings		Ad Hoc Board Meetings	
Director	Note	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended
Ang Kong Hua (Independent)		6	6	3	1
Lee Hsien Yang		6	6	3	3
Paul Chan Kwai Wah (Independent)		6	3	3	2
LG Lim Chuan Poh (Independent)		6	3	3	1
John Powell Morschel (Independent)		6	5	3	1
Chumpol NaLamlieng (Independent)	(1)	5	5	3	2
Quek Poh Huat		6	6	3	3
Jackson Peter Tai (Independent)		6	5	3	3
Nicky Tan Ng Kuang (Independent)		6	5	3	2

(1) Mr Chumpol NaLamlieng was appointed to the Board in June 2002.

Board Committee Meetings

		Nominations Committee		Audit Committee		Executive Committee		Compensation Committee		Optus Advisory Committee	
Directors	Notes	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended
Ang Kong Hua		4	4			10	10	5	5		
Lee Hsien Yang	(2)									3	3
Paul Chan Kwai Wah		4	4			10	6				
LG Lim Chuan Poh	(3)					10	9	2	1		
John Powell Morschel								5	5	3	3
Chumpol NaLamlieng	(4)			2	2						
Quek Poh Huat						10	8				
Jackson Peter Tai		4	4	4	3						
Nicky Tan Ng Kuang	(5)			4	4					1	1

(2) Mr Lee Hsien Yang is in attendance at the meetings of the Board committees, although he is not a member of the committees other than the Optus Advisory Committee.

(3) LG Lim Chuan Poh was appointed to the Compensation Committee in September 2002.

(4) Mr Chumpol NaLamlieng was appointed to the Audit Committee in September 2002.

(5) Mr Nicky Tan Ng Kuang was appointed to the Optus Advisory Committee in September 2002.

REMUNERATION POLICY

The broad principles guiding the Compensation Committee in its administration of remuneration for the Board of Directors and executive management are as follows:

Remuneration for Non-Executive Directors

SingTel's directors' fees are set in accordance with a remuneration framework comprising basic retainer fees for each director and additional fees for their appointments to the various committees established by the Board and are benchmarked against fees paid by other comparable telecommunications companies. SingTel's President & Chief Executive Officer, who is also an executive director, does not receive directors' fees. Directors are encouraged to acquire SingTel shares each year from the open market to the extent of 50 per cent. of their fees and to hold the equivalent of one year's fees in the shares while they remain on the SingTel Board. Directors are also encouraged to hold any shares they acquire pursuant to the exercise of their share options beyond the vesting period. SingTel proposes to suspend the grant of options to directors in line with the proposed suspension of its share option scheme. Directors' fees are recommended by the Compensation Committee in consultation with the Chairman of the Board and submitted for endorsement by the entire Board. Directors' fees are subject to the approval of the shareholders at the AGM.

Details of the directors' remuneration are set out in Note 14 to the financial statements on page 135.

No employee of the Company and its subsidiary companies was an immediate family member of a director and whose remuneration exceeded S$150,000 during the financial year ended 31 March 2003.

Remuneration for Senior Management

The Compensation Committee recognises that the SingTel Group operates in a regional environment. To remain competitive, the Compensation Committee has established the following objectives for its remuneration plans:

- To align the interests of the senior management group with that of shareholders.
- To attract, motivate and retain high-performing executives necessary to sustain SingTel as a leading Asia-Pacific communications provider.
- To achieve key financial and operational goals.
- To be locally focused and competitive in each of the relevant employment markets.

The Compensation Committee reviews remuneration through a process that considers Group, company, business unit and individual performance, relevant comparative remuneration in the market and, where required, feedback from independent external advisors on human resource management and reward and benefit policies.

REMUNERATION COMPONENTS

The remuneration structure for senior management comprises five components – fixed component, variable component, provident/superannuation fund, benefits and long-term incentive. They are designed such that the percentage of senior management's annual total remuneration at risk increases as one moves up the organisation.

- *Fixed Component*

  The base salary should fall within the mid-range of what is paid by comparable companies in relevant employment markets for similar jobs, but varies with responsibilities, performance, skills and experience that the individual brings to the role. The aggregate of base salary and short-term incentives should fall within the upper range of what is paid by comparable companies for executives who exceed their performance objectives. To ensure that senior management remuneration is consistent with these levels, the Compensation Committee compares remuneration components to that of comparable companies adjusted for size.

In Australia, executives may opt for a portion of their salary to be received in tax effective benefits-in-kind such as superannuation contributions and motor vehicles, consistent with local market practice.

- *Variable Component*

  Short-term incentives are based upon actual achievement against challenging corporate, business unit and individual performance objectives. Although the performance objectives are different for each executive, the principles are similar and involve assessment of performance across six areas: Financials, Business Processes, Strategy, Customer Service, People Development and Synergy. The performance objectives are reviewed and adjusted at the commencement of each financial year to ensure that they contribute to overall financial and operational goals of the SingTel Group.

  Individual short-term incentives are linked by way of performance indicators and scorecards to the six mentioned areas. The Compensation Committee will assess the extent to which the performance objectives have been achieved and approve the short-term incentive pool for distribution to executives. The actual award to the individual is based on a relative ranking exercise of the senior management across the Group.

- *Provident / Superannuation Fund*

  This component is made up of company contributions towards the Singapore Central Provident Fund or the Optus Superannuation Fund, as appropriate.

- *Benefits*

  Benefits are also provided consistent with local market practice, such as in-company medical scheme, club membership, employee discounts and Australian Fringe Benefits Tax, where applicable. Participation in these benefits is dependent on the country in which the executive is located. For expatriates located away from home, benefits such as accommodation and children's education may be provided.

- *Long-Term Incentive*

  Long-term incentives have been granted in the form of market price share options based on company and individual performance, and in the form of performance share options that vest subject to achievement of specific performance hurdles.

  These share options have been granted under the Singapore Telecom Share Option Scheme 1999 for employees in Singapore and Australia. The exercise price for these share options is the average of the last dealt prices for SingTel shares for the five consecutive trading days immediately prior to the date of grant. There has been no discount to the exercise price for the share options.

  For senior management to realise market price share options, the share price has to rise above the exercise price before they are of value. For senior management to realise performance share options, SingTel Group must achieve targeted Return on Invested Capital over a specified period, and share price performance must exceed the average of the MSCI Global Telecom Index.

  The share options are granted with reference to the desired remuneration structure target, benchmarked to comparable companies in the market and valued based on an option-pricing model. The share options granted are capped at the limit of 10% of issued share capital as approved by shareholders.

Details of the share options granted under the Singapore Telecom Share Option Scheme 1999 are found on page 97 of the Directors' Report. Following a review of the remuneration policy across the Group, SingTel has proposed the suspension of the share option scheme and the implementation of a performance share plan. The existing share options granted to senior management will continue to vest according to the terms and conditions of the schemes and the respective grants.

A review of equity schemes in the market indicated that share options have the upside potential in a rising stock market even if corporate performance does not justify the reward. On the other hand, option holders have limited downside especially in a bear market if they choose not to exercise their share options.

Performance share awards have both upside and downside risks for participants. Moreover, performance hurdles required to be achieved before performance shares can be vested will ensure that share awards correlate with corporate performance. The implementation of the performance share plan will aim to achieve similar risk reward incentives as that of shareholders.

The cost and value of the remuneration components are considered as a whole and are designed to ensure a proper balance linked to short- and long-term objectives, and to be competitive with market standards.

INFORMATION ON DIRECTORS

PROFILE OF DIRECTORS

Ang Kong Hua

Chairman

Mr Ang Kong Hua, 59, is a non-executive, independent Director of SingTel. He was appointed as a Director in May 2001 and subsequently as Chairman in August 2001. Mr Ang was last re-elected as a Director in 2001. He is also the chairman of the Nominations, Executive and Compensation Committees. Mr Ang is currently the President of NatSteel Ltd ("NatSteel"), a listed Singapore-based manufacturing company. Mr Ang is also the Chairman of the Board of Intraco Limited and a Director of Government of Singapore Investment Corporation Private Limited, Neptune Orient Lines Limited and K1 Ventures Limited. Prior to joining NatSteel in 1975, Mr Ang worked at the Economic Development Board from 1966 to 1968 and at DBS Bank Ltd from 1968 to 1974.

Mr Ang obtained his Bachelor of Science in Economics from the University of Hull, UK, in 1966.

Lee Hsien Yang

President and Chief Executive Officer

Mr Lee Hsien Yang, 45, is an executive, non-independent Director of SingTel. He was appointed as a Director in May 1995 and is a member of the Optus Advisory Committee. Prior to joining SingTel, Mr Lee served in a variety of command and staff appointments in the Singapore Armed Forces between 1975 to 1994. He was the Director of Joint Operations and Planning Directorate of the Singapore Armed Forces from 1991 to 1994. Presently, Mr Lee is the Chairman of the Singapore Science Centre Board and Republic Polytechnic. He is also a board member of Singapore Post Limited, Singapore's Land Transport Authority and INSEAD.

Mr Lee was a President's scholar and obtained first class honours in engineering from the University of Cambridge, UK, in 1979, and a Master of Science (Management) degree from Stanford University, USA, in 1989.

Paul Chan Kwai Wah

Mr Paul Chan Kwai Wah, 49, is a non-executive, independent Director of SingTel. He was appointed as a Director in November 1999 and was last re-elected in 2002. Mr Chan is a member of the Nominations and Executive Committees. He is currently the Managing Director, Asia Pacific and Senior Vice President, Enterprise Systems Group of Hewlett-Packard Far East Pte Ltd. Mr Chan also sits on the Board of Compaq Computer Asia/ Pacific Pte Ltd, Hewlett-Packard (China) Investment Ltd and Hewlett-Packard Singapore (Private) Limited. Prior to this, Mr Chan was Vice President and Managing Director of Compaq Computer Asia Pte Ltd ("Compaq Computer"). Before joining Compaq Computer in 1995, Mr Chan spent 17 years with Hewlett-Packard. He was appointed Managing Director for Hewlett-Packard Sales Malaysia from 1986 to 1989, Managing Director for Hewlett-Packard Singapore (Sales) Pte Ltd from 1989 to 1993 and Director and General Manager from 1993 to 1995. Mr Chan is a member of the Marketing Institute of Singapore and the Chartered Institute of Marketing (U.K.) and Senior Member of the Singapore Computer Society.

Mr Chan obtained his Bachelor of Science in Physics from the University of Singapore in 1975 and a Diploma in Marketing from the Chartered Institute of Marketing, UK in 1977 and attended the Advanced Management Program at the University of Hawaii in 1986.

Heng Swee Keat

Mr Heng Swee Keat, 42, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003. Mr Heng is currently the Permanent Secretary of the Ministry of Trade & Industry. Prior to this, he was the Chief Executive Officer of the Trade Development Board from January to October 2001 and Deputy Secretary (Trade) of the Ministry of Trade & Industry from February 2000 to October 2001. Mr Heng joined the Administrative Service and served as Principal Private Secretary to the Senior Minister from 1997 to 2000. Prior to that, he served as the Director of Higher Education in the Ministry of Education from October 1995 to July 1997. Mr Heng also served in the Singapore Police Force where he rose to the rank of Assistant Commissioner of Police. Mr Heng is also a Board member of the Institute of South East Asian Studies and the East Asian Institute.

Mr Heng obtained his Bachelor of Arts from the University of Cambridge, UK in 1983 and Master in Public Administration from Harvard University, USA in 1993. He was awarded the National Day Award – Public Administration (Gold) and conferred the Long Service Award for 20 years' service in 2001.

Simon Israel

Mr Simon Israel, 50, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003. Mr Israel is currently the Chairman, Asia-Pacific of Danone Asia and a member of the Executive Committee of Group Danone. Danone Asia primarily operates in China, India and Indonesia and, in addition, has significant businesses in Japan and Australasia. Mr Israel was President (Household & Personal Care), Asia-Pacific of Sara Lee Corporation from 1992 to 1996. From 1974 to 1991, Mr Israel held various positions in Sara Lee Corporation in the Asia-Pacific region, including Country Manager/Zone Manager for the South Pacific, Thailand, Philippines and Indonesia. Mr Israel is also a Director of Britannia Industrial Ltd, Hangzhou Wahaha Food Co. Ltd, Robust (Guangdong) Food & Beverage Co. Ltd, Griffins Foods Pte Ltd, Frucor Beverages Group Limited, PT Tirta Investama and Danone Asia Pte Ltd.

Mr Israel obtained his Diploma in Business Studies from the University of the South Pacific in 1974.

Tommy Koh

Professor Tommy Koh, 65, is a non-executive, independent Director of SingTel. He was appointed as a Director in July 2003. Professor Koh is one of Singapore's senior diplomats. He is currently an Ambassador-at-Large, Director of the Institute of Policy Studies and Chairman of the National Heritage Board. He is also Chairman of the Chinese Heritage Centre and a Director of The Esplanade Co. Ltd. Over the course of his career, he has served as Dean of the Faculty of Law, National University of Singapore, Singapore's Ambassador to the United States, Permanent Representative to the United Nations, founding Chairman of the National Arts Council, Chairman of the Empress Place Museum and the founding Executive Director of the Asia-Europe Foundation. More recently, he was also Singapore's Chief Negotiator in the United States – Singapore Free Trade Agreement negotiations.

Professor Koh obtained his LLB from the National University of Singapore in 1961, LLM from Harvard University, USA in 1964, Diploma in Criminology from the University of Cambridge, UK in 1965, LLD (Honoris Causa) from Yale University, USA in 1984 and LLD (Honoris Causa) from Monash Universtity in 2002. He has received awards from the Governments of Singapore, Netherlands, Chile, Finland, Luxembourg, France and the United States of America. He has also received academic awards from Columbia University, Georgetown University, Stanford University, the Fletcher School of Law and Diplomacy and Curtin University.

Lieutenant-General Lim Chuan Poh

Lieutenant-General Lim Chuan Poh, 41, is a non-executive, independent Director of SingTel. He was appointed as a Director in April 1997 and was last re-elected in 2001. Lieutenant-General Lim is a member of the Executive and Compensation Committees. He was Singapore's Chief of Defence Force from April 2000 until March 2003, when he stepped down after 23 years in the Singapore Armed Forces (SAF). Lieutenant-General Lim has been appointed Second Permanent Secretary, Ministry of Education from 1 July 2003. He is also a Director of Singapore Technologies Engineering Ltd.

Lieutenant-General Lim was a SAF scholar and obtained his Bachelor of Arts in Mathematics from the University of Cambridge, UK in 1983, Master of Arts in Mathematics from the University of Cambridge, UK in 1988 and Master of Business Administration from Cornell University, USA in 1993. He attended the Advanced Management Programme at Harvard Business School, USA in 2003. Lieutenant-General Lim was awarded the Public Administration Medal (Gold) (Military) in 1999 and was conferred the SAF Long Service and Good Conduct Medal in 2001.

John Powell Morschel

Mr John Powell Morschel, 59, is a non-executive, independent Director of SingTel. He was appointed as a Director in September 2001 and was last re-elected in 2002. Mr Morschel is a member of the Compensation and Optus Advisory Committees. He is currently the Chairman of Leighton Holdings Limited and Rinker Group Limited, and a non-executive Director of Rio Tinto plc and Rio Tinto Limited, which are listed on the London and Australian Stock Exchanges respectively, Tenix Pty. Ltd. and Gifford Communications Pty. Ltd. From 1983 to 1995, Mr Morschel was an Executive Director and then Managing Director and Chief Executive of Lend Lease Corporation Limited. He was Executive Director, Australian Retail Banking, Westpac Banking Corporation from 1995 to 1997 and Chairman of CSR Limited from 2000 to 2003. Mr Morschel is a Trustee of the Art Gallery of New South Wales and Patron of the Property Industry Foundation.

Mr Morschel obtained a Diploma in Quantity Surveying in 1965 from the University of New South Wales and is a Fellow of the Australian Institute of Company Directors and a Fellow of the Australian Institute of Management.

Chumpol Nalamlieng

Mr Chumpol NaLamlieng, 56, is a non-executive, independent Director of SingTel. He was appointed as a Director in June 2002 and was last re-elected in 2002. Mr NaLamlieng is a member of the Audit Committee. He is currently the President and Director of The Siam Cement Public Co., Ltd ("Siam Cement"). His career with Siam Cement spans more than 30 years. Before his appointment in Siam Cement, Mr NaLamlieng was with the Thai Investment and Securities Co., Ltd. from 1969 to 1971 and the World Bank, International Finance Corporation from 1967 to 1969.

Mr NaLamlieng is also the Chairman of the Board of The Siam Pulp and Paper Public Co., Ltd, and The Phoenix Pulp and Paper Public Co., Ltd and Director of Dole (Thailand) Co., Ltd. He is a member of the Private Sector Advisory on Corporate Governance to the World Bank and OECD, the Asia Pacific Advisory Committee to the New York Stock Exchange and the World Business Council for Sustainable Development.

Mr NaLamlieng obtained his Bachelor of Science in Mechanical Engineering from the University of Washington, USA, in 1965 and Master of Business Administration from the Harvard Business School, USA in 1967. He was conferred the Royal Decoration, Knight Grand Commander (Second Class, higher grade) of the Most Illustrious Order of Chula Chom Klao, Thailand in May 2002 and the Chevalier de l'Ordre National du Merite, France in May 1998.

Quek Poh Huat

Mr Quek Poh Huat, 56, is a non-executive, non-independent Director of SingTel. He was appointed as a Director in December 1995 and was last re-elected in 2000. Mr Quek is a member of the Executive Committee. He is currently the President of Temasek Holdings (Private) Limited ("Temasek"). He was the President of Singapore Technologies Pte Ltd and Chairman of Singapore Technologies Aerospace Ltd before joining Temasek in September 1995.

Mr Quek obtained his Bachelor of Science in Chemical Engineering from the University of Leeds, UK in 1968 and Master of Science in Management from the Naval Postgraduate School in California, USA in 1974. He was awarded the Public Service Star Award in 1994.

Jackson Peter Tai

Mr Jackson Peter Tai, 52, is a non-executive, independent Director of SingTel. He was appointed as a Director in November 2000 and was last re-elected in 2001. Mr Tai is a member of the Nominations and Audit Committees. He was appointed Vice-Chairman and Chief Executive Officer of DBS Holdings Ltd and DBS Bank Ltd ("DBS Bank") in June 2002. He joined DBS Bank in 1999 and has served as its President and Chief Operating Officer and Chief Financial Officer. Prior to joining DBS Bank, Mr Tai was a Managing Director in J.P. Morgan & Co.'s Investment Banking Division, and was the senior officer for the Asia Pacific region, and senior officer for the Western United States. Mr Tai serves on the Board of DBS Holdings Ltd, DBS Bank, CapitaLand Limited and Jones Lang LaSalle Incorporated.

Mr Tai obtained his Bachelor of Science from the Rensselaer Polytechnic Institute in 1972 and Master of Business Administration from Harvard University in 1974.

Nicky Tan Ng Kuang

Mr Nicky Tan Ng Kuang, 44, is a non-executive, independent Director of SingTel. He was appointed as a Director in March 2002 and was last re-elected in 2002. Mr Tan is the chairman of the Audit and Optus Advisory Committees. He is currently managing nTan Corporate Advisory Pte Ltd, a boutique firm specializing in corporate finance and corporate restructuring. Prior to this, Mr Tan was a partner and Head of Global Corporate Finance, Arthur Andersen ("Andersen") Singapore and ASEAN region from 1999 to 2001. Prior to joining Andersen, he was a partner and Head of Financial Advisory Services, Price Waterhouse Singapore from 1996 to 1999 and Chairman of Financial Advisory Services, Price Waterhouse Asia Pacific region from 1998 to 1999. Mr Tan was also a partner of Financial Advisory Services, Price Waterhouse Singapore from 1992 to 1996. He is a Director of Zillion Plus (M) Sdn Bhd.

Mr Tan qualified as a Chartered Accountant in 1981 and is a member of The Institute of Chartered Accountants in England and Wales. He is also a Certified Public Accountant and a member of the Institute of Certified Public Accountants in Singapore.

PRESENT AND PAST DIRECTORSHIPS

Name of Director	Present Directorships	Past Directorships over the preceding three years
Ang Kong Hua	Government of Singapore Investment Corporation Private Limited Intraco Limited K1 Ventures Limited NatSteel Ltd Neptune Orient Lines Limited	Securities Industry Council Singapore Post Limited
Lee Hsien Yang	INSEAD Kwa Geok Choo Pte Ltd Land Transport Authority MediaCorp Press Ltd National Computer Systems Pte Ltd Republic Polytechnic Singapore Post Limited Singapore Science Centre Board Singapore Telecom Australia Investments Pty Limited Singapore Telecom International Pte Ltd Singapore Telecom Mobile Pte Ltd SingTel Optus Pty Limited STEL Information Technology (Shanghai) Co. Ltd	Defence Science & Technology Agency KA Land Pte Ltd Singapore Telecom Paging Pte Ltd SingaSat Pte Ltd SingNet Pte Ltd SingTel Asian Investments Pte Ltd SingTel Investments Pte Ltd SingTel Strategic Investments Pte Ltd SingTel Ventures (Singapore) Pte Ltd Virgin Mobile (Asia) Pte Ltd Virgin Mobile Holdings Pte Ltd Telecom Equipment Pte Ltd
Paul Chan Kwai Wah	Compaq Computer Asia/Pacific Pte Ltd Hewlett-Packard (China) Investment Ltd Hewlett-Packard Singapore (Private) Limited	Compaq Computer New Zealand Limited Compaq Holdings Pte Ltd Compaq Korea Limited Compaq Ventures Pte Ltd Tandem Computers International Inc
Heng Swee Keat	NIL	ECICS Holdings Ltd Singapore Food Industries Limited TDB Holdings Pte Ltd
Simon Israel	Britannia Industries Ltd Danone Asia Pte Ltd Frucor Beverages Food Limited Griffins Foods Pte Ltd Hangzhou Wahaha Food Co. Ltd Robust (Guangdong) Food & Beverages Co. Ltd PT Tirta Investama	Danone Food & Beverages India Pvt Ltd Wuhan Dongda Brewery Co. Ltd Wuhan Euro Dongxihu Brewery Co. Ltd Wuhan Xingyingge Brewery Co. Ltd Yeo Hiap Seng Ltd
Tommy Koh	Chinese Heritage Centre National Heritage Board The Esplanade Co Ltd The Institute of Policy Studies	Asia-Europe Foundation DBS Bank Ltd DBS Group Holdings Ltd MPA International Advisory Group
LG Lim Chuan Poh	Singapore Technologies Engineering Ltd	Defence Science & Technology Agency SAFRA National Service Association – Board of Governors SAFRA Resort & Country Club Pte Ltd Trade Development Board

Name of Director	Present Directorships	Past Directorships over the preceding three years
John Powell Morschel	Gifford Communications Pty Limited Leighton Holdings Limited Rinker Group Limited Rio Tinto Limited Rio Tinto plc Tenix Pty Limited	CSR Limited Westpac Banking Corporation
Chumpol NaLamlieng	Asia Pacific Advisory Committee to the New York Stock Exchange Dole (Thailand) Co., Ltd. Private Sector Advisory Group on Corporate Governance to the World Bank and OECD Siam Michelin Group, Ltd. Siam Pulp and Paper Public Co., Ltd. Siam Yamato Steel Co., Ltd. The Phoenix Pulp and Paper Public Co., Ltd. The Siam Cement Public Co., Ltd. The Siam United Steel (1995) Co., Ltd. World Business Council for Sustainable Development	IT One Co., Ltd. SembCorp Industries Ltd. The Industrial Finance Corporation of Thailand
Quek Poh Huat	Asia Financial Holdings Pte Ltd Fullerton Global Corporation Ltd Singapore Power Ltd Singapore Technologies Engineering Ltd Singapore Technologies Kinetics Ltd Temasek Life Sciences Laboratory Ltd	BIL International Ltd PSA Corporation Ltd Shangri-la Asia Ltd
Jackson Peter Tai	CapitaLand Limited Dao Heng Bank Limited Dao Heng Bank Group Limited Dao Heng Finance Limited DBS Bank Ltd DBS Diamond Holdings Limited DBS Group Holdings (Hong Kong) Ltd DBS Group Holdings Ltd Hutchison Dao Heng Card Limited Jones Lang LaSalle Incorporated MasterCard Asia/Pacific Overseas Trust Bank, Limited PT Bank DBS Indonesia	Asean Finance Corporation (alternate director) Asfinco Singapore Limited (alternate director) Bank of the Philippine Islands CapitaLand Commercial Ltd DBS Bank Philippines, Inc DBS Thai Danu Bank K1 Ventures Limited Singapore Productivity and Standards Board Smithsonian Institution, USA Limited Transpac Capital Pte Ltd
Nicky Tan Ng Kuang	nTan Corporate Advisory Pte Ltd Zillion Plus (M) Sdn Bhd	AA Corporate Advisory Ltd

PROFILE OF SENIOR MANAGEMENT

(in alphabetical order)

Chris Anderson

Chief Executive Officer, SingTel Optus

Mr Anderson, 56, joined Optus in 1997 in the position of CEO. Prior to joining Optus, he held the position of Group Chief Executive at Television New Zealand. Before that he was Managing Director and Group Editorial Director of John Fairfax Ltd. He graduated with a Bachelor of Economics from University of Sydney and Diploma in Industrial Law.

Lucas Chow

Executive Vice President (Consumer Business), SingTel

Mr Chow, 50, was appointed Executive Vice President (Consumer Business) in July 2000. He is also the Chief Executive Officer of SingTel Mobile. Mr Chow joined SingTel in May 1998 as Group Director (Total Quality). Before joining SingTel, he held several senior positions in Hewlett Packard where he worked for almost 20 years. He graduated with a Bachelor of Science (Honours) from the University of Aston, Birmingham (United Kingdom).

Chua Sock Koong

Chief Financial Officer, SingTel

Ms Chua, 46, has been Chief Financial Officer of SingTel since April 1999, with overall responsibility for all financial functions of SingTel, including treasury, tax, insurance and risk management, as well as the corporate development, company secretarial, legal, corporate communications, investor relations and international affairs & regulatory functions. She joined SingTel in 1989 as Treasurer. A Certified Public Accountant in Singapore and a Chartered Financial Analyst, she graduated from the University of Singapore (now called the National University of Singapore) with First Class Honours in Accountancy.

Lee Kwok Cheong

Chief Executive Officer, National Computer Systems

Mr Lee, 48, has been CEO of NCS since 1996. He was Adjunct Associate Professor at NTU Business School 1999-2002, and co-authored a book "Hi-Tech Hi-Touch Branding" in 2001. For his contribution to the IT profession, Mr Lee was conferred the IT Person of the Year Award by the Singapore Computer Society in March 2000. Mr Lee serves on many boards and committees. Internationally, he is a member of China's Suzhou Industrial Park International Advisory Council and of the Singapore-India IT Task Force. He obtained his Bachelor of Science and Master of Science from MIT and University of California at Berkeley.

Lee Shin Koi

Executive Vice President (Strategic Investment), SingTel

Mr Lee, 62, was appointed Executive Vice President (Strategic Investment) in January 2002. He joined SingTel in 1972 and, throughout his 30 years with SingTel, has held various positions in postal services, finance, telephone sales, personnel, mobile, consumer business and customer service. He holds a Bachelor of Accountancy from the University of Singapore (now called the National University of Singapore).

Lim Chuan Poh

Executive Vice President (Corporate Business), SingTel

Mr Lim, 48, joined SingTel in October 1998 as Chief Executive (Fixed Line Services) and was appointed Executive Vice President (Corporate Business) in April 1999. Prior to joining SingTel, he served in different senior appointments in the Singapore Civil Service. His last appointment before joining SingTel was as Deputy Secretary in the Ministry of Communications. He graduated with an Honours in Engineering Science from Oxford University and has a Masters in Public Health Engineering from the Imperial College of Science and Technology, University of London.

Lim Shyong

Executive Vice President (Global Business), SingTel

Mr Lim, 53, was appointed Executive Vice President (Global Business) in April 1999. He joined SingTel in 1972 and since 1992, has held top management positions in various areas including international market development, international carrier services and business communications. He graduated with a Bachelor of Engineering (Electrical) from the University of Singapore (now called the National University of Singapore) and was awarded a Masters in Business Administration from INSEAD in 1982 under a French Government Scholarship.

Lim Toon

Chief Operating Officer, SingTel

Mr Lim, 60, was appointed Chief Operating Officer of SingTel in April 1999. He is responsible for synergising the operations of the SingTel Group including SingTel, Optus and the associate companies. The latest activities are mainly in the integration of the relevant operations in Singapore and Australia. He has been with SingTel since 1970 and, since 1983, has held top management positions in various areas including engineering, radio services, traffic operations, human resources, information systems, network and international services. He holds a First Class Honours in Engineering from the University of Canterbury (New Zealand).

Paul O'Sullivan

Chief Operating Officer, SingTel Optus

Mr O'Sullivan, 43, joined Optus in 1996 in the Mobile Division in the position of Retail Marketplace Manager before accepting the position of Managing Director Mobile in 1998. Mr O'Sullivan was promoted to the position of Chief Operating Officer in September 2001. He holds a Degree in Economics and Moderatorship from Trinity College, Dublin.

Stephen Rotheram

Executive Vice President (Network), SingTel

Dr Rotheram, 57, is on secondment to SingTel as part of a senior executive exchange programme since October 2002. As Executive Vice President (Network), he is responsible for driving the technology selection, engineering and operation of the fixed and mobile networks to meet the strategic and operational needs of SingTel. Prior to this, he was the Managing Director (Networks) with Optus in Australia, with responsibility for Network Operations, Engineering, Procurement and Capital. Dr Rotheram holds a Degree in Theoretical Physics and PhD from Cambridge University, England.

SENIOR EXECUTIVES' REMUNERATION

The Group adopts a pay-for-performance philosophy to drive executives towards high levels of performance. Senior management remuneration are determined by comparing:

- individual accomplishments against set objectives
- contribution to business plans and corporate strategies.

For details of the Group's remuneration policy and remuneration components, please refer to page 80.

Details of remuneration provided to the top five key executives employed by the Group at 31 March 2003 and identified based on total remuneration, inclusive of option valuation, are shown below:

ANNUAL REMUNERATION

	Fixed Component [3] %	Variable Component [4] %	Provident Superannuation Fund [5] %	Benefits [6] %	Others [7] %	Total Compensation %	Singapore Telecom Share Option Scheme 1999 [8] No. Awarded (Market Price Share Options) ('000)	No. Awarded (Performance Share Options) ('000)
$1,750,000 to $1,999,999 [1]								
Christopher John Anderson [2] CEO, SingTel Optus	58%	0%	7%	6%	29%	100%	1,500	1,125
$750,000 to $999,999 [1] **(in alphabetical order)**								
Chua Sock Koong CFO, SingTel	42%	47%	4%	6%	0%	100%	1,500	1,125
Lim Chuan Poh EVP (Corporate Business), SingTel	48%	41%	5%	6%	0%	100%	1,200	900
Lim Toon COO, SingTel	46%	47%	2%	6%	0%	100%	1,700	1,275
Paul O'Sullivan [2] COO, SingTel Optus	82%	0%	11%	7%	0%	100%	1,000	750

(1) The above banding is based on total compensation.

(2) Christopher John Anderson and Paul O'Sullivan are based in Australia.

(3) Fixed Component refers to base salary earned for the year ended 31 March 2003.

(4) Variable Component refers to incentive payments for the year ended 31 March 2003.

(5) Provident Fund in Singapore represents payments in respect of company statutory contributions to the Singapore Central Provident Fund.
Superannuation Fund in Australia represents payments in respect of the superannuation guarantee levy and additional company contributions to the superannuation scheme.
Any contributions made by an individual may be salary sacrificed, and are part of the Fixed Component.

(6) Benefits are stated on the basis of direct costs to the company. Include non-cash benefits such as medical scheme, motor-vehicle, club membership and Australia Fringe Benefits Tax, where applicable.

(7) Others refer to retention plan in the case of Christopher John Anderson, paid in April 2002.

(8) Allocations made under the Singapore Telecom Share Option Scheme 1999 ("1999 Scheme"):
Market Price Share Options were granted on 30 May 2002 at an exercise price of S$1.54.
Performance Share Options were granted on 3 July 2002 at an exercise price of S$1.36.
The option valuation adopted simulation methodologies consistent with assumptions that apply under the Modified Roll Model and returned a fair value at point of grant of S$0.56 for Market Price Share Options and S$0.47 for Performance Share Options.
None of the share options granted under the 1999 Scheme has been granted at a discount.

DIRECTORS' REPORT

The directors present their report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 March 2003.

1 DIRECTORS

The directors of the Company in office at the date of this report are as follows:

Ang Kong Hua (Chairman)
Lee Hsien Yang (President and Chief Executive Officer)
Paul Chan Kwai Wah (1)
LG Lim Chuan Poh
John Powell Morschel (1)
Chumpol NaLamlieng (1) (appointed on 13 June 2002)
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang (1)

(1) The directors were last re-elected on 30 August 2002.

Keith Tay Ah Kee and Seah Kian Peng, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2002. Dr Yogen K Dalal resigned with effect from 6 September 2002.

2 PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Directory advertising and publishing;
Investment holding;
Operation of a submarine cable system;
Postal services;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

3 RESULTS FOR THE FINANCIAL YEAR

The consolidated profit after tax attributable to the members of the Company for the financial year was S$1,400.5 million. The Company made a profit after tax for the financial year of S$1,226.6 million.

4 ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

During the financial year, the following acquisition and disposal of subsidiary companies occurred:

(a) National Computer Systems Pte Ltd, a wholly owned subsidiary company of the Company, acquired a 51% equity interest in IPACS Computer Services (S) Pte. Ltd, and its subsidiary companies ("IPACS Group"), for S$25.4 million in cash. The share of net tangible assets of IPACS Group acquired was S$10.7 million.

(b) INS (Europe) Limited, SingTel Global Services Private Limited and Integrated Media Services (Taiwan) Co. Ltd, wholly owned subsidiary companies of the Group, incorporated in the United Kingdom, Singapore and Taiwan respectively were liquidated.

There were no other acquisitions or disposals of interests in subsidiary companies during the financial year.

5 MATERIAL TRANSFERS TO OR FROM RESERVES AND PROVISIONS

Details of material movements in reserves during the financial year are set out in the Statements of Changes in Equity.

Material movements in provisions during the financial year are set out in the notes to the financial statements.

6 ISSUE OF SHARES AND DEBENTURES

The following subsidiary companies issued shares during the financial year:

Subsidiary company	Description of shares issued	Purpose of issue
Singapore Post Limited (formerly known as Singapore Post Private Limited)	1 ordinary share S$0.50 at a premium of S$2.68 in consideration for conversion of 1 special share of S$0.50	For conversion of special share into ordinary share
Singapore Telecom Australia Investments Pty Limited	90,000,000 ordinary shares at A$100 per share amounting to A$9 billion to SingTel Australia Investment Ltd in exchange for promissory note of the same value	For acquisition of shares of SingTel Optus Pty Limited from SingTel Australia Investment Ltd
Singapore Telecom India Private Limited	5,000 ordinary shares of INR 10 each at par for cash	For additional capital
Subsea Network Services Pte Ltd	249,998 ordinary shares of S$1 each at par for cash	For additional capital
SingNet Pte Ltd	1,000,000 redeemable preference shares of S$1 each at premium of S$999 per share for cash	To provide funds for issuance of loan to a related corporation
Singapore Telecom Mobile Pte Ltd	2,046,881,032 ordinary shares of S$0.50 each at par by way of capitalisation of the loan from the holding corporation	For additional capital

6 ISSUE OF SHARES AND DEBENTURES (cont'd)

Subsidiary company	Description of shares issued	Purpose of issue
Fuzhou IPACS Computer Co., Ltd	Capital contribution of S$208,500	For incorporation
Optus Calling Cards Pty Limited	1 share of A$1 for cash	For incorporation

During the financial year, Singapore Post Limited sub-divided each ordinary share of S$0.50 each of its existing authorised and issued and paid-up share capital into ordinary shares of S$0.05 each.

There were no other issues of shares or debentures by the Company or its subsidiary companies during the financial year.

7 ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, except for share options granted under the Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") and Singapore Telecom Share Option Scheme 1999 ("1999 Scheme").

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company and related corporations according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2003	At 1 Apr 2002 or date of appointment, if later	At 31 Mar 2003	At 1 Apr 2002 or date of appointment, if later
Singapore Telecommunications Ltd (Ordinary shares of S$0.15 each)				
Ang Kong Hua	501,540	1,490	1,540	1,490
Lee Hsien Yang	752,393	252,333	1,740	1,690
Paul Chan Kwai Wah	1,880	1,820	1,740	1,690
LG Lim Chuan Poh	1,540	1,490	–	–
John Powell Morschel	3,200	3,200	–	–
Quek Poh Huat	1,880	1,820	1,740	1,690
Jackson Peter Tai	110,000	30,000	–	–

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES (cont'd)

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2003	At 1 Apr 2002 or date of appointment, if later	At 31 Mar 2003	At 1 Apr 2002 or date of appointment, if later
Singapore Telecommunications Ltd				
(Options to purchase ordinary shares of S$0.15 each)				
Ang Kong Hua [1]	140,000	–	–	–
Lee Hsien Yang [2]	6,170,000	4,020,000	–	–
Paul Chan Kwai Wah [1]	60,000	–	–	–
John Powell Morschel [1]	60,000	–	–	–
Chumpol Nalamlieng [1]	60,000	–	–	–
Quek Poh Huat [1]	60,000	–	–	–
Jackson Peter Tai [1]	60,000	–	–	–
Nicky Tan Ng Kuang [1]	60,000	–	–	–
SembCorp Industries Limited				
(Ordinary shares of S$0.25 each)				
Quek Poh Huat	36,890	36,890	–	–
(Options to purchase ordinary shares of S$0.25 each)				
Chumpol NaLamlieng	100,000	82,500	–	–
SembCorp Logistics Limited				
(Options to purchase ordinary shares of S$0.25 each)				
Lee Hsien Yang	–	–	384,000	234,000
Singapore Airlines Limited				
(Ordinary shares of S$0.50 each)				
Lee Hsien Yang	16,000	16,000	–	–
Paul Chan Kwai Wah	–	–	20,000	20,000
Singapore Computer Systems Limited				
(Ordinary shares of S$0.25 each)				
Quek Poh Huat	15,000	15,000	–	–
Singapore Technologies Engineering Limited				
(Ordinary shares of S$0.10 each)				
Quek Poh Huat	763,228	763,228	–	–
(Options to purchase ordinary shares of S$0.10 each)				
Quek Poh Huat	78,000	–	–	–

8 DIRECTORS' INTEREST IN SHARES AND DEBENTURES (cont'd)

	Holdings registered in the name of director or nominee		Holdings in which director is deemed to have an interest	
	At 31 Mar 2003	At 1 Apr 2002 or date of appointment, if later	At 31 Mar 2003	At 1 Apr 2002 or date of appointment, if later
ST Assembly Test Services Ltd				
(Ordinary shares of S$0.25 each)				
Quek Poh Huat	–	–	1,000	1,000
SMRT Corporation Ltd				
(Ordinary shares of S$0.10 each)				
Quek Poh Huat	–	–	8,000	8,000
The Ascott Group Limited				
(Ordinary shares of S$0.20 each)				
Paul Chan Kwai Wah	13,020	13,020	–	–
CapitaLand Limited				
(Ordinary shares of S$1 each)				
Lee Hsien Yang	10,000	10,000	–	–
Jackson Peter Tai	50,000	–	–	–
(Options to purchase ordinary shares of S$1 each)				
Jackson Peter Tai	410,000	220,000	–	–

(1) At exercise price of S$1.42 per share.

(2) At exercise price of between S$1.36 and S$3.03 per share (2002: between S$1.69 to S$3.03 per share). Included in the share options as at 31 March 2003 are 2,150,000 (2002: nil) Performance Share Options which will only vest when performance targets are met as described in Note 18(b) of this report.

Between the end of the financial year and 21 April 2003, Lee Hsien Yang disposed of 16,000 ordinary shares of S$0.50 each in Singapore Airlines Limited.

Except as disclosed above, there were no other changes in any of the above-mentioned interests between the end of the financial year and 21 April 2003.

9 DIVIDENDS

Dividends paid, declared and proposed since the end of the Company's preceding financial year are as follows:

(a) A final dividend of 5.5 cents per share, less tax of 22.0%, amounting to S$764.7 million, was paid in respect of the financial year ended 31 March 2002 as proposed in the Directors' Report for that financial year.

(b) The directors propose a final dividend of 5.5 cents per share, less tax of 22.0%, amounting to S$764.7 million to be paid in respect of the financial year ended 31 March 2003.

10 BAD AND DOUBTFUL DEBTS

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain the action taken in relation to the writing off of bad debts and providing for doubtful debts of the Company, and have satisfied themselves that all known bad debts of the Company have been written off and that adequate provision has been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render any amounts written off or provided for doubtful debts in the Group inadequate to any substantial extent.

11 CURRENT ASSETS

Before the financial statements of the Company were made out, the directors took reasonable steps to ascertain that current assets which were unlikely to realise their book values in the ordinary course of business have been written down to their estimated realisable values or that adequate provision has been made for the diminution in the value of such current assets.

At the date of this report, the directors are not aware of any circumstances, not otherwise dealt with in this report, which would render the values attributed to current assets in the consolidated financial statements misleading.

12 CHARGES ON ASSETS AND CONTINGENT LIABILITIES

At the date of this report, no charges have arisen since the end of the financial year on the assets of the Company or any other corporation in the Group which secures the liability of any other person, nor have any contingent liability arisen since the end of the financial year in the Company or any other corporation in the Group other than as disclosed in notes to the financial statements.

13 ABILITY TO MEET OBLIGATIONS

No contingent or other liability of the Company or any other corporation in the Group has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may substantially affect the ability of the Company and the Group to meet their obligations as and when they fall due.

14 OTHER CIRCUMSTANCES AFFECTING THE FINANCIAL STATEMENTS

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the consolidated financial statements which would render any amount stated in the financial statements of the Company and the consolidated financial statements misleading.

15 UNUSUAL ITEMS

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than as disclosed in the notes to the financial statements.

16 UNUSUAL ITEMS AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Company and of the Group for the financial year in which this report is made.

17 DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

18 SHARE OPTIONS

The Compensation Committee is responsible for administering the share option plans. At the date of this report, the Committee members are Ang Kong Hua (Chairman of the Committee), LG Lim Chuan Poh and John Powell Morschel.

Share options granted and cancelled during the financial year, and options outstanding at the end of the financial year, are as follows:

(a) 1994 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
16.6.97	17.6.98 to 16.6.02	S$2.32	1,677	1,677	-
17.6.98	18.6.99 to 17.6.03	S$2.05	3,403	312	3,091
Total			**5,080**	**1,989**	**3,091**

Included in the balances as at 1 April 2002 and 31 March 2003 are 120,000 share options granted on 17 June 1998 to an executive director.

Following the approval of the 1999 Scheme by shareholders at the Extraordinary General Meeting held on 29 September 1999, the 1994 Scheme was terminated.

18 SHARE OPTIONS (cont'd)

(b) 1999 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options granted ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	8,493	–	737	7,756
15.5.00	16.5.01 to 15.5.10	S$2.29	30	–	–	30
9.6.00	10.6.01 to 9.6.10	S$2.26	32,778	–	1,732	31,046
3.7.00	4.7.01 to 3.7.10	S$2.40	30	–	–	30
26.7.00	27.7.01 to 26.7.10	S$2.32	20	–	20	–
7.8.00	8.8.01 to 7.8.10	S$2.33	20	–	–	20
14.8.00	15.8.01 to 14.8.10	S$2.33	10	–	10	–
1.9.00	2.9.01 to 1.9.10	S$2.75	113	–	–	113
11.9.00	12.9.01 to 11.9.10	S$2.66	20	–	–	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	–	–	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	–	–	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	–	–	10
2.1.01	3.1.02 to 2.1.11	S$2.68	50	–	10	40
8.1.01	9.1.02 to 8.1.11	S$2.67	225	–	–	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	–	–	15
19.2.01	20.2.02 to 19.2.11	S$2.84	45	–	10	35
2.5.01	3.5.02 to 2.5.11	S$1.80	225	–	–	225
30.5.01	31.5.02 to 30.5.11	S$1.69	55,142	–	2,585	52,557
1.6.01	2.6.02 to 1.6.11	S$1.67	30	–	–	30
2.7.01	3.7.02 to 2.7.11	S$1.84	25	–	–	25
5.7.01	6.7.02 to 5.7.11	S$1.86	15	–	–	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	–	–	40
1.8.01	2.8.02 to 1.8.11	S$1.81	25	–	–	25
8.8.01	9.8.02 to 8.8.11	S$1.87	150	–	–	150
16.8.01	17.8.02 to 16.8.11	S$1.89	78	–	–	78
1.10.01	2.10.02 to 1.10.11	S$1.76	20	–	–	20
29.11.01	30.11.02 to 29.11.11	S$1.73	45,894	–	8,079	37,815
10.12.01	11.12.02 to 10.12.11	S$1.75	222	–	–	222
15.1.02	16.1.03 to 15.1.12	S$1.72	50	–	50	–
21.2.02	22.2.03 to 21.2.12	S$1.63	69	–	–	69
30.5.02	31.5.03 to 30.5.12	S$1.54	–	107,907	6,371	101,536
3.6.02	4.6.03 to 3.6.12	S$1.54	–	125	–	125
8.7.02	9.7.03 to 8.7.12	S$1.42	–	36	–	36
26.8.02	27.8.03 to 26.8.12	S$1.50	–	222	–	222
Balance carried forward			**144,418**	**108,290**	**19,604**	**233,104**

18 SHARE OPTIONS (cont'd)

(b) 1999 Scheme (cont'd)

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options granted ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
Market Price Share Options						
Balance brought forward			144,418	108,290	19,604	233,104
For executive director						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	–	–	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	–	–	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	–	–	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.12	S$1.42	–	560	–	560
Total Market Price Share Options			148,318	108,850	19,604	237,564
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	–	9,616	–	9,616
For executive director						
3.7.02	3.7.05 to 3.7.12	S$1.36	–	2,150	–	2,150
Total Performance Share Options			–	11,766	–	11,766
Total			148,318	120,616	19,604	249,330

The 1999 Scheme is a ten-year scheme. Share options are granted without performance hurdles ("Market Price Share Options") or with performance hurdles ("Performance Share Options").

Market Price Share Options are granted to eligible employees (including executive directors) based on the performance of the Group and individual. These share options vest over three years from the date of grant and are exercisable after the first anniversary of the date of grant and expiring on the tenth anniversary of the date of grant.

Performance Share Options are conditional grants established with the objective of motivating senior management to strive for superior performance and sustaining long term growth across the Group. The vesting is conditional on performance targets set based on medium-term corporate objectives such as Return on Invested Capital and Relative Share Price vis-à-vis MSCI Global Telecommunications Index. At the end of the performance period, currently prescribed to be a three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets provided the minimum level of targets achieved is not less than 75% of the targets set. If the minimum level of targets is not met, no Performance Share Options will vest. If the targets are exceeded by more than 100%, the maximum of 100% of Performance Share Options will vest. A total of 11,765,750 Performance Share Options were granted to 17 key executives during the financial year.

18 SHARE OPTIONS (cont'd)

(b) 1999 Scheme (cont'd)

Market Price Share Options granted to and accepted by non-executive directors of the Group in the current financial year are as follows:

Name of director	Number of share options
Ang Kong Hua	140,000
Paul Chan Kwai Wah	60,000
John Powell Morschel	60,000
Chumpol NaLamlieng	60,000
Quek Poh Huat	60,000
Jackson Peter Tai	60,000
Nicky Tan Ng Kuang	60,000
Keith Tay Ah Kee	20,000
Lim Ho Kee	20,000
Ong Ah Heng	20,000
Total	**560,000**

(c) Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("SingTel Optus"), the Optus Executive Share Option Plan was amended to allow SingTel Optus to discharge its obligations by procuring the issue to the SingTel Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option. Details are as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options granted ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
24.05.00	24.05.03 to 24.05.07	A$3.70 for 1.66 SingTel shares	11,103	–	3,007	8,096

As of 31 March 2003, no share options have been granted to controlling shareholders or their associates, or to parent group employees, and no employee has received 5% or more of the total options available under the share option schemes.

No shares of the Company have been allotted and issued during the financial year by virtue of the exercise of options to take up unissued shares of the Company or any subsidiary company.

19 AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman) (appointed as Chairman on 10 September 2002)
Chumpol NaLamlieng (appointed on 10 September 2002)
Jackson Peter Tai

Keith Tay Ah Kee and Seah Kian Peng, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2002.

The Audit Committee carried out its functions in accordance with Section 201B(5) of the Singapore Companies Act, Cap 50.

In performing its functions, the Committee reviewed the overall scope of both internal and external audits and the assistance given by the Company's officers to the auditors. It met with the Company's internal and external auditors to discuss the results of their respective examinations and their evaluation of the Company's system of internal accounting controls.

The Committee also reviewed the financial statements of the Company and the consolidated financial statements of the Group for the financial year ended 31 March 2003 as well as the auditors' report thereon.

In addition, the Committee has, with the assistance of the internal auditors, reviewed the procedures set up by the Group and the Company to identify and report, and where necessary, seek appropriate approval for interested person transactions.

The Audit Committee has nominated PricewaterhouseCoopers for re-appointment as auditors of the Company at the forthcoming Annual General Meeting.

20 AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to accept re-appointment.

On behalf of the directors

Ang Kong Hua
Chairman

Lee Hsien Yang
Director

Singapore
16 May 2003

STATEMENT OF DIRECTORS

In the opinion of the directors, the financial statements set out on page 104 to 185 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2003 and of the results of the business, and changes in equity, of the Group and of the Company and cash flows of the Group for the financial year then ended, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the directors

Ang Kong Hua
Chairman

Lee Hsien Yang
Director

Singapore
16 May 2003

AUDITORS' REPORT

TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2003 set out on pages 104 to 185. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and the consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

(i) the state of affairs of the Company and of the Group as at 31 March 2003, the profits and changes in equity of the Company and of the Group, and the cash flows of the Group for the financial year ended on that date; and

(ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' report of the subsidiary companies of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of the subsidiary companies are stated in Note 42 to the financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' report on the financial statements of the subsidiary companies were not subject to any material qualification and in respect of subsidiary companies incorporated in Singapore did not include any comment made under section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
16 May 2003

INCOME STATEMENTS
For The Financial Year Ended 31 March 2003

		Group		Company	
	Notes	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Operating revenue	2	10,258.7	7,269.2	2,586.8	2,982.2
Operating expenses	3	(6,562.2)	(4,254.0)	(1,191.5)	(1,348.0)
Other income	4	46.2	41.8	79.1	78.8
Operational EBITDA		**3,742.7**	**3,057.0**	**1,474.4**	**1,713.0**
Compensation from IDA	31	337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	20	(555.6)	(333.5)	–	–
Depreciation and other amortisation	5	(1,763.2)	(1,014.9)	(372.7)	(346.2)
		1,760.9	**2,045.6**	**1,438.7**	**1,703.8**
Exceptional items	6	(1,027.4)	(60.9)	(503.6)	(61.8)
Profit on operating activities		**733.5**	**1,984.7**	**935.1**	**1,642.0**
Associated and joint venture companies					
– share of ordinary results	7	774.6	323.9	–	–
– share of exceptional items	7	257.2	(83.4)	–	–
– amortisation of goodwill	7	(77.2)	(19.6)	–	–
		954.6	220.9	–	–
Profit before interest and tax		**1,688.1**	**2,205.6**	**935.1**	**1,642.0**
Interest and investment income	8	7.4	188.4	753.7	936.3
Interest on borrowings	9	(534.4)	(271.5)	(245.9)	(153.4)
Profit before tax		**1,161.1**	**2,122.5**	**1,442.9**	**2,424.9**
Taxation	10	(54.4)	(498.0)	(216.3)	(411.4)
Profit after tax		**1,106.7**	**1,624.5**	**1,226.6**	**2,013.5**
Minority interests		293.8	6.8	–	–
Profit attributable to shareholders		**1,400.5**	**1,631.3**	**1,226.6**	**2,013.5**
Basic earnings per share (cents)					
– after goodwill	11	7.86	9.76		
– before goodwill	11	11.41	11.87		
Diluted earnings per share (cents)					
– after goodwill	11	7.86	9.76		
EBITDA (S$ million)	12	5,111.5	3,634.5		

The accompanying notes on pages 110 to 185 form an integral part of these financial statements.

Auditors' Report – Page 103

BALANCE SHEETS
As At 31 March 2003

	Notes	Group 2003 S$ m	Group 2002 S$ m	Company 2003 S$ m	Company 2002 S$ m
Current assets					
Cash and cash equivalents	15	949.4	1,728.9	489.4	799.4
Short term investments	16	107.9	514.5	20.0	54.8
Trade and other debtors	17	2,264.8	2,493.8	1,368.1	1,616.7
Inventories	18	476.8	449.5	10.5	12.7
		3,798.9	**5,186.7**	**1,888.0**	**2,483.6**
Non-current assets					
Property, plant and equipment (net)	19	12,631.8	13,437.8	2,994.0	3,049.2
Goodwill on consolidation	20	10,294.9	11,044.8	–	–
Intangibles	21	521.4	525.1	4.6	4.9
Subsidiary companies	22	–	–	19,972.3	18,778.9
Associated companies	23	4,845.8	3,784.8	3.1	39.6
Joint venture companies	24	358.9	312.6	170.8	233.4
Long term investments	25	226.5	599.0	131.4	439.7
Deferred tax assets	10	953.4	392.2	–	–
Other non-current assets	26	38.9	66.8	25.3	47.4
		29,871.6	**30,163.1**	**23,301.5**	**22,593.1**
Total assets		**33,670.5**	**35,349.8**	**25,189.5**	**25,076.7**
Current liablities					
Trade and other creditors	27	3,454.6	3,554.7	1,152.9	1,134.7
Provisions	28	18.5	18.1	–	–
Due to subsidiary companies	22	–	–	465.9	311.8
Borrowings (unsecured)	29	427.9	295.2	–	–
Borrowings (secured)	30	340.3	97.6	–	–
Current income tax	10	477.9	599.7	264.3	418.4
		4,719.2	**4,565.3**	**1,883.1**	**1,864.9**
Non-current liabilities					
Due to subsidiary companies	22	–	–	101.7	112.2
Borrowings (unsecured)	29	8,946.1	10,404.5	6,438.0	6,481.1
Borrowings (secured)	30	958.1	1,078.8	–	–
Deferred income tax	10	603.0	709.8	462.6	534.7
Deferred income	31	1,426.4	1,779.4	1,360.3	1,698.4
Advance billings		1,195.2	1,699.9	–	–
Other non-current liabilities		203.6	80.1	20.9	23.2
		13,332.4	**15,752.5**	**8,383.5**	**8,849.6**
Total liabilities		**18,051.6**	**20,317.8**	**10,266.6**	**10,714.5**
Net assets		**15,618.9**	**15,032.0**	**14,922.9**	**14,362.2**
Share capital and reserves					
Share capital	32	2,673.9	2,673.9	2,673.9	2,673.9
Reserves		12,796.1	11,905.1	12,249.0	11,688.3
Interests of shareholders of the Company		**15,470.0**	**14,579.0**	**14,922.9**	**14,362.2**
Minority interests		148.9	453.0	–	–
		15,618.9	**15,032.0**	**14,922.9**	**14,362.2**

The accompanying notes on pages 110 to 185 form an integral part of these financial statements.

Auditors' Report – Page 103

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For The Financial Year Ended 31 March 2003

Group – 2003	Note	Share capital S$ m	Share premium S$ m	Capital redemption reserve S$ m	Currency translation reserve S$ m	Retained earnings and other reserves S$ m	Total S$ m
Balance at 1 April 2002		2,673.9	4,848.8	9.2	22.9	7,024.2	14,579.0
Currency translation differences		–	–	–	187.4	–	187.4
Goodwill released on disposal and impairment		–	–	–	–	67.8	67.8
Net gains not recognised in the income statement		–	–	–	187.4	67.8	255.2
Net profit for the year		–	–	–	–	1,400.5	1,400.5
Total recognised gains for the year		–	–	–	187.4	1,468.3	1,655.7
Final dividends for 2001/2002	33	–	–	–	–	(764.7)	(764.7)
Balance at 31 March 2003		**2,673.9**	**4,848.8**	**9.2**	**210.3**	**7,727.8**	**15,470.0**

Group – 2002	Notes	Share capital S$ m	Share premium S$ m	Capital redemption reserve S$ m	Currency translation reserve S$ m	Retained earnings and other reserves S$ m	Total S$ m
Balance at 1 April 2001							
– as previously reported		2,312.0	650.8	9.2	(109.3)	5,203.0	8,065.7
– effect of adopting SAS 12 (2001)		–	–	–	–	52.4	52.4
– effect of adopting SAS 10 (2000)		–	–	–	–	640.0	640.0
Restated balance		2,312.0	650.8	9.2	(109.3)	5,895.4	8,758.1
Currency translation differences		–	–	–	132.2	–	132.2
Adjustment to goodwill taken to reserves in the prior year		–	–	–	–	109.5	109.5
Goodwill released on deemed disposal of associated companies		–	–	–	–	85.4	85.4
Net gains not recognised in the income statement		–	–	–	132.2	194.9	327.1
Net profit for the year		–	–	–	–	1,631.3	1,631.3
Total recognised gains for the year		–	–	–	132.2	1,826.2	1,958.4
Final dividends for 2000/2001	33	–	–	–	–	(697.4)	(697.4)
Issue of share capital	32	361.9	4,198.0	–	–	–	4,559.9
Balance at 31 March 2002		**2,673.9**	**4,848.8**	**9.2**	**22.9**	**7,024.2**	**14,579.0**

The accompanying notes on pages 110 to 185 form an integral part of these financial statements.

Auditors' Report – Page 103

STATEMENT OF CHANGES IN EQUITY
For The Financial Year Ended 31 March 2003

Company – 2003	Note	Share capital S$ m	Share premium S$ m	Capital redemption reserve S$ m	Currency translation reserve S$ m	Retained earnings and other reserves S$ m	Total S$ m
Balance at 1 April 2002		2,673.9	4,848.8	9.2	(101.5)	6,931.8	14,362.2
Currency translation differences		–	–	–	98.8	–	98.8
Net gains not recognised in the income statement		–	–	–	98.8	–	98.8
Net profit for the year		–	–	–	–	1,226.6	1,226.6
Total recognised gains for the year		–	–	–	98.8	1,226.6	1,325.4
Final dividends for 2001/2002	33	–	–	–	–	(764.7)	(764.7)
Balance at 31 March 2003		**2,673.9**	**4,848.8**	**9.2**	**(2.7)**	**7,393.7**	**14,922.9**

Company – 2002	Notes	Share capital S$ m	Share premium S$ m	Capital redemption reserve S$ m	Currency translation reserve S$ m	Retained earnings and other reserves S$ m	Total S$ m
Balance at 1 April 2001							
– as previously reported		2,312.0	650.8	9.2	(105.5)	4,975.7	7,842.2
– effect of adopting SAS 10 (2000)		–	–	–	–	640.0	640.0
Restated balance		2,312.0	650.8	9.2	(105.5)	5,615.7	8,482.2
Currency translation differences		–	–	–	4.0	–	4.0
Net gains not recognised in the income statement		–	–	–	4.0	–	4.0
Net profit for the year		–	–	–	–	2,013.5	2,013.5
Total recognised gains for the year		–	–	–	4.0	2,013.5	2,017.5
Final dividends for 2000/2001	33	–	–	–	–	(697.4)	(697.4)
Issue of share capital	32	361.9	4,198.0	–	–	–	4,559.9
Balance at 31 March 2002		**2,673.9**	**4,848.8**	**9.2**	**(101.5)**	**6,931.8**	**14,362.2**

The currency translation reserve of the Company relates principally to exchange differences arising from loans to subsidiary companies which are extensions of the Company's net investment in these subsidiary companies.

The accompanying notes on pages 110 to 185 form an integral part of these financial statements.
Auditors' Report – Page 103

CONSOLIDATED CASH FLOW STATEMENT
For The Financial Year Ended 31 March 2003

	2003 S$ m	2002 S$ m
Cash Flows from Operating Activities		
Profit before tax	1,161.1	2,122.5
Adjustments for:		
Depreciation of property, plant and equipment	1,729.8	998.4
Exceptional items	1,027.4	60.9
Amortisation of goodwill	632.8	353.1
Interest on borrowings	534.4	271.5
Amortisation - others	33.4	37.1
Property, plant and equipment written off	1.2	1.1
Share of results of associated and joint venture companies	(1,031.8)	(240.5)
IDA compensation	(337.0)	(337.0)
Interest and investment income	(7.4)	(188.4)
Net (gain)/loss on disposal of property, plant and equipment	(6.6)	2.7
	2,576.2	958.9
Operating cash flow before working capital changes	3,737.3	3,081.4
Changes in operating assets and liabilities		
Trade and other debtors	370.1	104.8
Trade and other creditors (including advance billings)	(226.2)	179.0
Inventories	17.6	76.7
Provisions	0.4	(37.3)
Currency translation adjustments of subsidiary companies	61.1	19.2
Cash generated from operations	3,960.3	3,423.8
Dividends received from associated and joint venture companies	271.5	67.1
Income tax paid	(460.7)	(460.0)
Net cash inflow from operating activities	3,771.1	3,030.9
Cash Flows from Investing Activities		
Dividends received from other investments	9.2	25.8
Interest received	29.0	134.0
Payment for purchase of subsidiary, net of cash received (1)	(14.1)	(7,164.3)
Investment in associated and joint venture companies	(770.0)	(1,805.6)
Long term loans to associated and joint venture companies	(97.3)	(99.4)
Long term loans repaid by associated and joint venture companies	41.1	-
Proceeds from liquidation / sale of associated and joint venture companies	23.1	9.3
Investment in long term investments	(9.4)	(47.1)
Proceeds from sale of long term investments	246.5	110.7
Net sale of short term investments	372.2	2,259.7
Recovery of investments previously written off	-	7.6
Payment for purchase of property, plant and equipment	(1,667.9)	(2,999.3)
Proceeds from sale of property, plant and equipment	43.2	11.2
Proceeds from repayment of long term receivable	1.9	-
Purchase of licences	(0.6)	(177.5)
Net cash outflow from investing activities	(1,793.1)	(9,734.9)

The accompanying notes on pages 110 to 185 form an integral part of these financial statements.

Auditors' Report – Page 103

CONSOLIDATED CASH FLOW STATEMENT
For The Financial Year Ended 31 March 2003

	Note	2003 S$ m	2002 S$ m
Cash Flows from Financing Activities			
Proceeds from term loans		4,424.7	1,096.5
Repayment of term loans		(5,543.6)	(33.0)
Bonds repurchased		(192.1)	–
Finance lease payments		(88.4)	(5.9)
Proceeds from bond issue		–	4,202.7
Net interest paid on borrowings and swaps		(577.8)	(225.4)
Repayment of loan from minority shareholder		(9.3)	–
Dividends paid to shareholders		(764.7)	(697.4)
Dividends paid to minority shareholders		(6.3)	–
Net cash (outflow)/inflow from financing activities		(2,757.5)	4,337.5
Net decrease in cash and cash equivalents held		(779.5)	(2,366.5)
Cash and cash equivalents held at the beginning of the financial year	15	1,728.9	4,095.4
Cash and cash equivalents held at the end of the financial year	15	**949.4**	**1,728.9**

Note (1): Acquisition of subsidiary company

During the current financial year, a wholly owned subsidiary company, National Computer Systems Private Limited, acquired 51% equity interest in IPACS Computer Services (S) Pte. Ltd. and its subsidiary companies.

Acquisition of subsidiary company in the previous financial year refers to the acquisition of all the issued shares in SingTel Optus Pty Limited ("SingTel Optus") and its subsidiary companies ("SingTel Optus Group") on 30 August 2001. The settlement of the purchase consideration was satisfied via S$4,559.9 million in shares of SingTel, S$1,236.6 million of USD denominated bonds issued by SingTel and cash of S$7,225.9 million.

Fair values of identifiable net assets of the subsidiary companies acquired were:

	2003 S$ m	2002 S$ m
Non-current assets		
Intangibles, and goodwill on consolidation	–	371.1
Property, plant and equipment	1.9	5,082.8
Deferred tax assets	–	365.3
Other non-current assets	0.5	41.4
Cash, net of bank overdraft	11.3	61.6
Current assets (excluding cash)	35.8	1,645.7
Current liabilities (excluding bank overdraft)	(28.4)	(1,293.3)
Long term liabilities	(0.2)	(4,620.6)
	20.9	1,654.0
Minority interest	(10.2)	–
	10.7	1,654.0
Goodwill	14.7	11,368.4
Total consideration	25.4	13,022.4
Less: *consideration in shares issued*	–	(4,559.9)
consideration in bonds issued	–	(1,236.6)
Total consideration in cash	25.4	7,225.9
Less: cash in subsidiary acquired	(11.3)	(61.6)
Outflow of cash	14.1	7,164.3

The accompanying notes on pages 110 to 185 form an integral part of these financial statements.

Auditors' Report – Page 103

NOTES TO THE FINANCIAL STATEMENTS – 31 MARCH 2003

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements, expressed in Singapore dollars, have been prepared under the historical cost convention and in accordance with the Singapore Statements of Accounting Standard ("SAS").

In the current financial year, the Group adopted the following SAS and Interpretations of SAS ("INTs"):

SAS 1	(Revised 1999)	Presentation of Financial Statements
SAS 11	(Revised)	Construction Contracts
SAS 14	(Revised)	Property, Plant and Equipment
SAS 16	(Revised)	Revenue
SAS 17	(2002)	Employee Benefits
SAS 20	(Revised)	The Effects of Changes in Foreign Exchange Rates
INT 18		Consistency – Alternative Methods
INT 20		Equity – Costs of an Equity Transaction
INT 22		Evaluating the Substance of Transactions Involving the Legal Form of a Lease
INT 23		Business Combinations – "Date of Exchange" and Fair Value of Equity Instruments
INT 24		Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests

The adoption of the above new or revised SAS and INTs does not have a material impact on the net profit of the Group attributable to shareholders, as the Group was already following the recognition and measurement principles in those SAS and INTs.

(b) Basis of consolidation

(i) ***Subsidiary companies***

A subsidiary is a company in which the Group, directly or indirectly, controls more than half of the voting power, or otherwise has power to exercise control over the operations.

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are consolidated from the date of effective control and are no longer consolidated from the date that control ceases.

All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies of the subsidiary companies have been changed to ensure consistency with the policies adopted by the Group.

(ii) ***Associated companies***

An associated company is a company in which the Group has significant influence, but not control or joint control, or a company which the Group has between 20% and 50% of the voting rights.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(b) Basis of consolidation (cont'd)

(ii) Associated companies (cont'd)

Investments in associated companies are accounted for using the equity method whereby the Group's share of profits less losses of associated companies and amortisation of goodwill (arising on acquisition of associated companies from 1 April 2001) are included in the consolidated income statement; and the Group's share of net assets is included in the consolidated balance sheet. These results are taken from the most recent financial statements of the companies concerned, made up to dates not more than three months prior to the end of the financial year of the Group. Where the accounting policies of the associated companies do not conform with those of the Group, adjustments are made where the amounts involved are considered significant to the Group.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associated companies includes goodwill (net of accumulated amortisation) on acquisition subsequent to 1 April 2001. Equity accounting is discontinued when the carrying amount of the investment in an associated company including loans that are in fact extension of the Group's investment is reduced to nil, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(iii) Joint venture companies

A joint venture company is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interest in jointly controlled entities is accounted for using the equity method as set out above. The Group's share of operating revenue, net profit after taxation, assets and liabilities of the joint venture companies are disclosed in the notes to the financial statements.

The Group's interest in unincorporated joint ventures is accounted for by including its interest in the assets employed in, liability incurred by, liabilities for which it is jointly and severally liable, and the revenue derived from, and expenses incurred in relation to, the joint ventures, in the consolidated balance sheet and consolidated income statement respectively.

(iv) Subsidiary, associated and joint venture companies

Investments in subsidiary, associated and joint venture companies are stated in the financial statements of the Company at cost less provision. This provision is made in recognition of any diminution in value of the investment which is other than temporary.

(c) Foreign currencies

(i) Foreign subsidiary, associated and joint venture companies ("foreign entities")

For the purpose of consolidation of subsidiary companies and the equity accounting of associated and joint venture companies, the balance sheets of foreign entities are translated into Singapore dollars at the exchange rates prevailing at the balance sheet date, and the results of foreign entities are translated into Singapore dollars using the average monthly exchange rates for the financial year.

The Group's share of exchange differences arising on translation of the financial statements of foreign entities, and long term loans that are in fact extensions of the Group's net investment in these entities, are taken directly to the currency translation reserve in the shareholders' equity. On disposal of a foreign entity, accumulated exchange differences relating to that entity are recognised in the consolidated income statement as part of the gain or loss on disposal.

Goodwill arising on acquisition of foreign entities is translated at the exchange rates prevailing at the date of acquisition. Fair value adjustments made at the date of acquisition are treated as adjustments to the assets of the foreign entity and translated on a basis consistent with these assets.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(c) Foreign currencies (cont'd)

(ii) Foreign currency transactions

Transactions in foreign currencies during the financial year are converted into Singapore dollars at the exchange rates prevailing on transaction dates. Foreign currency denominated monetary assets and liabilities are translated into Singapore dollars at the rates of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, except for hedge transactions described below, are recognised in the income statements.

(iii) Foreign currency hedges

Exchange differences arising from translating foreign currencies purchased to hedge against specific capital or operating expenditure commitments at balance sheet date are deferred. They are subsequently included in the measurement of the related capital or operating expenditure transactions. Exchange differences arising from translating foreign exchange forward contracts, cross currency swaps or options entered into as hedges for foreign currency denominated assets and liabilities are accounted for in a manner consistent with the hedged item.

Exchange differences arising from translating borrowings entered into as specific hedge for investments in foreign entities are taken to the currency translation reserve in the shareholders' equity in the financial year that they arise, and are taken to the income statements upon disposal of the investments.

(d) Revenue recognition

Revenue comprises the value of services rendered, sale of equipment and sale of advertising space in directories, net of goods and services tax. It takes into account the gross income received and receivable from revenue sharing arrangements entered into with overseas telecommunications and postal companies in respect of traffic exchanged.

Revenue from the rendering of services is recognised when the services are rendered. It includes the operating lease income from the provision of cable capacity recognised over the period of the lease on a basis representative of the pattern of services rendered under the lease.

Provision for unearned revenue is made for phone cards, prepaid cards and stamps which have been sold, but for which services have not been rendered as at the balance sheet date. Expenses directly attributable to the unearned revenue are deferred until the revenue is recognised.

Revenue from the provision of information technology services is recognised based on the percentage of completion of the projects, using cost-to-cost basis. Revenue from information technology services where the services involve substantially the procurement of computer equipment and third party software for installation is recognised upon full completion of the project.

Revenue from the sale of equipment is recognised upon delivery to customers.

Revenue from the sale of advertising space in directories is recognised in the financial year of publication.

Dividend income is recorded gross in the income statements in the accounting period in which a dividend is declared payable by the investee company.

Interest income is accrued on a time-apportioned basis.

Rental income under operating leases is recognised in the income statements on a straight-line basis over the term of the lease.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(e) Construction contract for C1 satellite

SAS 11 (Revised) effective in this financial year requires that when the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised by using the percentage of completion method. The earning of revenue under the C1 satellite construction contract is considered critically dependent on a successful launch. Consequently, contract revenue and contract costs will be recognised in the consolidated income statement upon the successful launch of the satellite. The aggregated costs incurred on the C1 satellite construction contract are classified as work-in-progress. Progress billings to the customer are classified as advance billings on the consolidated balance sheet. At each balance sheet date, contract cost, including costs incurred and estimated costs to completion, is compared to contract revenue. Where it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

(f) Borrowing costs

(i) Capitalisation of borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in arranging borrowings, and lease finance charges. Borrowing costs are expensed as incurred except to the extent that they are capitalised as being directly attributable to the acquisition, construction, or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(ii) Interest rate hedges

Interest flows from interest rate and cross currency swaps are accounted for on an accrual basis. Interest income or expense arising therefrom is netted off against related interest income or expense applicable to the on-balance sheet items which the financial instruments are hedging. The premiums, if any, paid on interest rate options are included as other assets or other liabilities in the balance sheets. They are amortised over the term of the agreements and included in interest expense or interest income.

(g) Government grants

Government grants relating to the purchase of property, plant and equipment are included in other creditors and are credited to the income statements on a straight-line basis over the expected lives of the related assets. Government grants relating to the operating expenditure are recognised as income over the periods necessary to match the grants with the related costs which they are intended to compensate, on a systematic basis.

(h) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheets at cost. For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand, balances with banks and fixed deposits net of bank overdrafts.

(i) Trade and other debtors

Trade debtors are carried at original invoiced amounts less an estimate made for doubtful receivables based on a review of all outstanding amounts at the financial year end.

Bad debts are written off when identified and specific provisions are made for those debts considered to be doubtful.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average basis. Provision for obsolescence is based on review of the age and usage of inventories. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Work-in-progress (directories) is stated at the cost incurred up to balance sheet date. Printing, production and selling costs incurred in the production of directories are deferred and amortised in the consolidated income statement over the lives of the directories from their respective publication year.

Work-in-progress (information technology services) is stated at costs less progress payments received and receivable on uncompleted information technology services. Costs include third party hardware and software costs, manpower and other direct expenses attributable to the project activity and associated profits recognised on projects-in-progress. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Work-in-progress is presented in the consolidated balance sheet as "Work-in-progress" (as a current asset) or "Excess of progress billings over work-in-progress" (as a current liability), as applicable.

The production costs of stamps and stamped stationery inventory are expensed as incurred as the amounts involved are immaterial.

Inventories include maintenance spares acquired for the purpose of replacing damaged or faulty plant or equipment. Until they are used, they are amortised over the useful life of the plant and equipment they support. When used, the unamortised balance is expensed. Inventories also include goods for use in capital projects.

(k) Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs and an appropriate proportion of production overheads. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount and an impairment loss is charged to the income statements.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful lives as follows:

Property, plant and equipment	No. of years
Buildings	5 – 40
Transmission plant and equipment	5 – 25
Switching equipment	3 – 10
Postal equipment	3 – 10
Other fixed assets	3 – 15

Other fixed assets consist mainly of motor vehicles, office equipment, furniture and fittings.

No depreciation is provided on freehold land, long-term leasehold land with remaining lease period of more than 100 years and capital work-in-progress. Leasehold land with remaining lease period of 100 years or less is depreciated in equal instalments over its remaining lease period.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(k) Property, plant and equipment (cont'd)

In the previous financial year ended 31 March 2002, the Group and the Company revised the estimated useful lives of certain property, plant and equipment. The effect of this change was to reduce depreciation charges by approximately S$49 million for the Group and S$20 million for the Company for that financial year.

(l) Intangible assets

(i) Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the Group's share of identifiable net assets of the subsidiary, associated and joint venture company at the date of acquisition.

Goodwill on acquisition of subsidiary companies occurring on or after 1 April 2001 is included in goodwill on consolidation, stated at cost less accumulated amortisation and impairment losses. In respect of goodwill on acquisition of associated and joint venture companies occurring on or after 1 April 2001, the carrying amount of goodwill is included in the carrying amount of investments in associated and joint venture companies respectively. Goodwill is amortised from the date of initial recognition on a straight-line basis, through the consolidated income statement, over its useful economic life of up to a maximum of 20 financial years.

Goodwill on acquisitions that occurred prior to 1 April 2001 has been adjusted in full against shareholders' equity. Such goodwill has not been retrospectively capitalised and amortised.

The gain or loss on disposal of subsidiary, associated and joint venture companies includes the unamortised balance of goodwill relating to the entity disposed of or, for pre 1 April 2001 acquisitions, the goodwill directly adjusted against shareholders' equity.

Goodwill which is assessed as having no continuing economic value, including goodwill that had been previously adjusted in full against shareholders' equity, is written off to the consolidated income statement.

(ii) Research and development

Development expenditure attributable to major projects, whose future returns are reasonably assured, is capitalised and amortised over the estimated useful life of the product. Expenditure on pure research is written off to the income statements in the financial year in which it is incurred, except for items of a capital nature which are capitalised as property, plant and equipment. The depreciation charge of these assets is taken to the income statements. Depreciation rates of property, plant and equipment utilised for research and development activities are reviewed annually to take into account technological obsolescence and possible future benefits to the Group and Company.

(iii) Computer software development costs

Generally, costs associated with developing or maintaining computer software programmes are recognised as an expense when incurred. However, costs that are directly associated with identifiable and unique software products controlled by the Group and Company and have probable economic benefits exceeding one year and are greater than its cost, are recognised as assets and included in property, plant and equipment.

(iv) Spectrum and other licence

Expenditure on spectrum and other licences is capitalised and amortised from the date of the launch of the related service using the straight-line method over their useful lives of 12 to 22 years. Where the service for which the license is granted have yet to commence, no amortisation is made. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Where the carrying amount of the licence is greater than its estimated recoverable amount, it is written down to its recoverable amount.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(l) Intangible assets (cont'd)

(v) Customer acquisition costs

Customer acquisition costs, including related sales and promotion expenses and activation commissions, are expensed as incurred.

(vi) Pre-incorporation expenses

Pre-incorporation expenses are expensed as incurred.

(m) Impairment

The Group's and the Company's tangible and intangible assets (other than inventories, deferred tax assets and financial assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the income statements. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash generating unit.

Reversal of an impairment loss recognised in prior financial years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased. The reversal is recorded in the income statements.

(n) Investments

Quoted and unquoted investments that are intended to be held for the long term are stated in the financial statements at cost less provision. Provision is made in recognition of a diminution in the value of the investment which is other than temporary, determined on an individual investment basis.

Quoted and unquoted investments held as current assets are stated at the lower of cost and market value on a portfolio basis. Cost is determined using the weighted average method.

Gain or loss on disposals of and provision for the diminution in value of the non-current investments, including subsidiary, associated and joint venture companies, are taken to the income statements as exceptional items.

(o) Leases

(i) Where a group company is the lessee

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the consolidated income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Leases under which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(o) Leases (cont'd)

(i) Where a group company is the lessee (cont'd)

If a sale and leaseback transaction results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and amortised over the lease term on a straight-line basis.

If a sale and leaseback transaction results in an operating lease, and it is clear that the transaction is established at fair value, any profit or loss is recognised immediately. If the sale price is below fair value, any gain or loss is also recognised immediately except that, if the loss is compensated by future lease payments at below market price, it is deferred and amortised in proportion to the lease payments over the period for which the asset is expected to be used. If the sale price is above fair value, the excess over fair value is deferred and amortised over the period for which the asset is expected to be used.

(ii) Where a group company is the lessor – indefeasible right of use

The Group has entered into certain indefeasible right of use ("IRU") agreements. An IRU is a right to use a specified amount of capacity for a specific time period that cannot be revoked or voided. Such agreements are accounted for either as leases or service transactions.

Those IRU agreements that provide the lessee with exclusive right to the purchased capacity and limit the purchased capacity to a specified fibre are accounted for as lease transactions. Other IRUs are accounted for as service contracts.

IRU agreements that transfer substantially all the risks and rewards of ownership to the lessee, and provide for transfer of ownership of the asset to the lessee by the end of the lease term at a nominal price, are classified as sales-type leases. All other IRU leases are classified as operating leases.

Revenue from sales-type leases is recognised in the period that the IRUs are transferred and capacity is available for service. The costs attributable to capacity sold under sales-type lease contracts are accordingly recognised as cost of goods sold.

Revenue from operating leases or service contracts are recognised over the term of the lease or the contracts. Amounts received or contractually receivable from lessees in excess of revenue recognised are recorded as advance billings in the balance sheets. Costs of the network relating to operating leases or service contracts are included as property, plant and equipment and depreciated over the economic useful life of the network.

(iii) Capacity swaps

The Group may exchange capacity with other capacity or service providers. When the assets or services exchanged are of a similar nature, the exchange is not regarded as a transaction which generates revenue. The exchange is regarded as a transaction which generates revenue if the assets or services exchanged are dissimilar, fair value can be determined within reasonable limits and where the earnings process is considered complete. All of the factors must be met in order to recognise the revenue which is measured at the fair value of the assets or services received, adjusted by the amount of any cash or cash equivalents transferred.

(p) Deferred income taxes

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise mainly from depreciation on property, plant and equipment, provisions, offshore interest and dividend income not remitted and tax losses and capital allowances carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine the deferred income tax.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(p) Deferred income taxes (cont'd)

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiary, associated and joint venture companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q) Employee benefits

(i) Defined contribution plan

The companies based in Singapore contribute to Central Provident Fund ("CPF"), a defined contribution plan regulated and managed by the Singapore Government. The companies in Australia contribute to a defined contribution superannuation fund. These contributions include superannuation guarantee contributions and additional contributions made under employee remuneration arrangements. The Group's and Company's obligations in regard to defined contribution plans are limited to the amount of contribution to the funds, and are recorded on an accrual basis. The expenses are disclosed in the notes to the financial statements.

(ii) Equity compensation benefits

Share options are granted to certain directors and to employees under the various share options schemes of the Group. No compensation cost is recognised upon granting or the exercise of the options. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (the par value of the shares issued) and share premium.

(iii) Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(r) Provisions

Provisions are recognised when the Group has a legal or constructive obligation as a result of past events, when an outflow of resources to settle the obligation is probable, and a reliable estimate of the amount can be made.

Provision for liquidated damages in respect of information technology contracts are made based on management's best estimate of the anticipated liability. The Group reviews the provision annually and due adjustment is made when necessary.

(s) Share capital

Dividends on ordinary shares are recognised in shareholders' equity in the financial year in which they are declared.

The cost of shares repurchased by the Company is credited against revenue reserves. An amount equal to the nominal value of the shares repurchased is transferred to capital redemption reserve in accordance with Section 76G of the Singapore Companies Act.

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(t) Financial risk management objectives and policies

Financial Risk Factors

The main risks arising from the Group's financial assets and liabilities are foreign exchange, interest rate, market, liquidity and credit risks. The Group's overall risk management seeks to minimise potential adverse effects of these risks on the financial performance of the Group.

The Group has established risk management policies, guidelines and control procedures to manage its exposure to financial risks. Hedging transactions are determined in the light of commercial commitments and are reviewed regularly. Financial instruments are used only to hedge underlying commercial exposures and are not held or sold for speculative purposes.

Foreign Exchange Risk

The foreign exchange risk of the Group arises from subsidiary companies operating in foreign countries, which generate revenue and incur costs denominated in foreign currencies. The Company and its Singapore subsidiary companies also generate revenue and incur costs in foreign currencies which give rise to foreign exchange risk. The currency exposures are primarily United States Dollars, Australian Dollars, British Pounds and Euros. Foreign currency purchases, forward contracts and options are used to reduce the Group's exposure to foreign currency exchange rate fluctuations.

The Group also has borrowings denominated in foreign currencies. Cross currency swaps are primarily used to hedge selected long term foreign currency borrowings to reduce the foreign currency exposure on these borrowings.

Interest Rate Risk

The Group has cash balances placed with reputable banks and financial institutions and investments in bonds and securities, which generate interest income for the Group. The Group manages its interest rate risks by placing such balances on varying maturities and interest rate terms.

The Group's debt includes bank borrowings and bonds. The objective is to minimise the interest expense consistent with maintaining an acceptable level of exposure to interest rate fluctuations. In order to achieve this objective, the Group targets a mix of fixed and floating debt based on assessment of interest rate trends. To obtain this mix in a cost efficient manner, the Group primarily uses interest rate and cross currency swaps that have the effect of converting specific debt obligations of the Group from variable to fixed rate, or vice versa, as deemed appropriate.

Information relating to the Group's interest rate exposure is also disclosed in the notes to the financial statements on the Group's borrowings, investments, and bank balances, where applicable.

Credit Risk

Financial assets that potentially subject the Group to concentrations of credit risk consist primarily of trade receivables, cash and cash equivalents, marketable securities and financial instruments used in hedging activities.

The Group has no significant concentration of credit risk from trade receivables due to its diverse customer base. Credit risk is managed through the application of credit assessment and approvals, credit limits and monitoring procedures. Where appropriate, the Group obtains deposits or bank guarantees from the customers.

The Group places its cash and cash equivalents and marketable securities with a number of major and high credit rating commercial banks and other financial institutions. Derivative counter-parties are limited to high credit rating commercial banks and other financial institutions. The Group has policies that limit the financial exposure to any one financial institution.

1 SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(t) Financial risk management objectives and policies (cont'd)

Liquidity Risk

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping both committed and uncommitted credit lines available.

(u) Prior year adjustments

In the previous financial year, the Group adopted various new or revised accounting standards. None of the changes in accounting policies had a material impact on the net profit of the Group and Company for that financial year. SAS 12 and SAS 10, applied retrospectively, resulted in restatement of the retained earnings.

(i) Deferred Tax

The adoption of the revised SAS 12 resulted in a change in accounting policy for deferred tax from partial liability method to full liability method. This change resulted in a restatement of the retained earnings of the Group and Company at 1 April 2001 of S$52.4 million and nil respectively.

(ii) Dividend

Under the revised SAS 10, dividends are only recorded in the financial period in which the dividends are declared. The change resulted in a restatement of the retained earnings of the Group and Company at 1 April 2001 of S$640.0 million.

(v) Comparatives

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current financial year.

2 OPERATING REVENUE

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Mobile communication [1]	3,444.5	1,902.1	–	–
National telephone	1,937.2	1,131.9	609.6	629.8
Data and internet [2]	1,894.7	1,572.0	1,009.5	1,163.7
International telephone	1,167.1	1,235.6	836.9	1,021.2
Information technology and engineering	648.4	513.0	–	–
Postal services	347.9	354.5	–	–
Sale of equipment	339.8	170.8	1.5	10.5
Cable television	148.6	70.2	–	–
Paging and aeronautical services	110.0	147.5	70.5	82.4
Directory advertising	71.4	77.7	–	–
Satellite revenue	63.0	27.0	0.3	1.0
Others	86.1	66.9	58.5	73.6
	10,258.7	7,269.2	2,586.8	2,982.2

(1) Mobile communications include only cellular service revenue.

(2) Formerly known as public data and private network.

3 OPERATING EXPENSES

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Traffic expenses	1,951.0	1,277.2	540.5	648.9
Selling and administrative costs	1,948.2	1,214.1	341.7	333.7
Staff costs [1]	1,329.3	993.6	288.3	329.7
Cost of sales	1,096.7	650.5	30.7	45.5
Repair and maintenance	265.4	174.7	55.6	59.9
Recoveries	(28.4)	(56.1)	(65.3)	(69.7)
	6,562.2	4,254.0	1,191.5	1,348.0

(1) The staff costs of the Company are stated net of recoveries from entities of the Group of S$43.0 million (2002: S$45.9 million). Included in the staff costs are contributions made to defined contribution plans of S$132.3 million (2002: S$113.7 million) and S$43.1 million (2002: S$47.3 million) for the Group and Company respectively.

3 OPERATING EXPENSES (cont'd)

	Group		Company	
	2003	2002	2003	2002
Number of staff employed as at 31 March	21,716	21,535	5,784	6,004

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Operating expenses included the following:				
Auditors' remuneration				
– PwC Singapore (1)	0.6	0.7	0.2	0.2
– other auditors (2)	1.0	0.8	–	–
Non-audit fees paid to:				
– PwC Singapore (3)	0.7	0.7	0.2	0.5
– other auditors (4)	2.8	0.1	–	–
Amortisation of license fee (5)	–	20.6	–	–
Bad trade debts written off	0.5	43.1	0.4	–
Directors' remuneration				
– paid by the Company	2.2	1.8	2.2	1.8
– paid by subsidiary companies	–	*	–	–
Provision for doubtful debts				
– third parties (trade)	142.0	69.4	36.4	16.3
– third parties (non-trade)	1.7	1.2	–	–
Provision/(Writeback of provision) for inventory obsolescence	16.0	1.7	(0.2)	(0.1)
Provision/(Writeback of provision) for liquidated damages and warranties	0.4	(37.3)	–	–
Research and development expenses written off	0.7	0.3	0.1	0.1
Inventories written off	1.6	0.8	0.2	0.5
Property rental expenses (for operating leases)	101.7	73.6	6.1	9.8

* denotes amount of less than $50,000.

(1) PricewaterhouseCoopers, ("PwC") Singapore, auditors of the Company.

(2) Includes other PwC firms outside Singapore.

(3) Excludes non-audit fees incurred by the Group of S$0.5 million (2002: S$1.5 million). The S$0.5 million comprises independent accountant services in respect of the Initial Public Offering of Singapore Post Limited which will be adjusted against the gain on disposal in the following financial year. The S$1.5 million was incurred in connection with the Company's bond offering and the acquisition of SingTel Optus Group and other investments and was capitalised accordingly.

(4) Includes S$1.4 million (2002: nil) paid to PwC Consulting in Australia, but excludes another S$0.6 million (2002: S$0.4 million) for services rendered by PwC Consulting which has been capitalised. PwC Consulting was acquired by IBM in October 2002.

(5) In the current financial year, total amortisation of intangibles for the group is classified as part of "depreciation and other amortisation" (see Note 5 to the financial statements) while in the previous financial year, part of the amortisation expense was classified as operating expense.

4 OTHER INCOME

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Gain on disposal of property, plant and equipment	52.1	2.9	17.8	2.0
Rental income	28.2	29.1	35.0	36.7
Bad trade debts recovered	4.5	5.1	1.8	3.3
Loss on disposal of property, plant and equipment	(45.5)	(5.6)	(14.2)	(3.0)
Net exchange (loss)/gain (trade related)	(23.4)	(4.2)	(5.7)	4.1
Property, plant and equipment written off	(1.2)	(1.1)	–	–
Others	31.5	15.6	44.4	35.7
	46.2	41.8	79.1	78.8

5 DEPRECIATION AND OTHER AMORTISATION

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Depreciation of property, plant and equipment	1,729.8	998.4	373.5	346.9
Amortisation of intangibles (1)	46.1	27.5	0.3	0.4
Amortisation of sale and leaseback income	(20.7)	(11.0)	(1.1)	(1.1)
Other amortisaition	8.0	–	–	–
	1,763.2	1,014.9	372.7	346.2

(1) In the current financial year, total amortisation of intangibles for the group is classified as part of "depreciation and other amortisation" while in the previous financial year, part of the amortisation expense was classified as operating expense (see Note 3 to the financial statements).

6 EXCEPTIONAL ITEMS

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
The exceptional items comprise:				
Exceptional gains				
Recognition of IRU termination gain [1]	227.7	–	–	–
Writeback of provision for diminution in value of non-current investments	69.3	–	2.5	–
Gain on sale of non-current investments	15.7	56.5	30.6	53.5
Recovery of investment in non-current investments previously written off	10.9	7.6	–	–
Gain on disposal of business units	2.8	–	–	–
	326.4	64.1	33.1	53.5
Exceptional losses				
Impairment charge of property, plant and equipment [1]	(856.9)	–	(12.7)	–
Adjustment to goodwill on acquisition of subsidiary company [2]	(208.7)	–	–	–
Provision for diminution in value of non-current investments	(84.8)	(61.6)	(236.4)	(96.2)
Loss on sale of non-current investments	(52.0)	(19.4)	(57.2)	(19.1)
Write off of non-current investments	(47.5)	(11.3)	(42.7)	–
Impairment of goodwill previously taken to reserves	(47.3)	–	–	–
Provision for international settlement differences	(43.9)	–	–	–
Loss on deemed disposal of non-current investments	(3.1)	(32.7)	–	–
Write off of shareholders' loan to a subsidiary company	–	–	(186.7)	–
Others	(9.6)	–	(1.0)	–
	(1,353.8)	(125.0)	(536.7)	(115.3)
	(1,027.4)	(60.9)	(503.6)	(61.8)

(1) The net amount after minority interest is S$347.8 million for the Group.

(2) The adjustment to goodwill on acquisition of subsidiary company arose from the recognition of a corresponding deferred tax asset on the pre-acquisition tax losses and other temporary differences of SingTel Optus Group in accordance with SAS 12 and SAS 22 (see Note 10(a) to the financial statements).

Non-current investments referred to above comprise investments in subsidiary, associated and joint venture companies and long term investments. It also includes loans to non-current investments which are extensions of the Group's net investment in these companies.

7 ASSOCIATED AND JOINT VENTURE COMPANIES

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Share of ordinary results of				
– associated companies	765.3	405.4	–	–
– joint venture companies	9.3	(81.5)	–	–
	774.6	323.9	–	–
Share of exceptional items of				
– associated companies	214.5	(83.4)	–	–
– joint venture companies	42.7	–	–	–
	257.2	(83.4)	–	–
Amortisation of goodwill arising from acquisition of				
– associated companies	(77.2)	(18.2)	–	–
– joint venture companies	–	(1.4)	–	–
	(77.2)	(19.6)	–	–
	954.6	220.9	–	–

Share of exceptional items – gains/(loses)	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Associated companies				
– gains on disposal/deemed disposal of subsidiary and associated companies	247.9	97.2	–	–
– writeback of provisions made in prior years	22.8	–	–	–
– impairment charge of property, plant and equipment	(26.7)	(17.3)	–	–
– provision for diminution in value of non-current investments	(23.9)	–	–	–
– network migration costs	(5.6)	–	–	–
– staff restructuring costs	–	(163.3)	–	–
	214.5	(83.4)	–	–
Joint venture companies				
– share of prior years' results upon re-instatement of equity accounting	42.7	–	–	–
	257.2	(83.4)	–	–

8 INTEREST AND INVESTMENT INCOME

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Interest income from				
– subsidiary companies	–	–	90.5	134.9
– fixed deposits, current accounts and bonds	19.4	106.9	9.8	67.5
– associated and joint venture companies	2.8	0.4	0.3	0.2
– others	6.9	9.2	0.4	1.2
	29.1	116.5	101.0	203.8
Amortisation of discounts on bonds	0.2	2.8	0.2	0.6
Gross dividends from				
– unquoted subsidiary companies	–	–	675.0	648.2
– unquoted associated and joint venture companies	–	–	6.8	6.7
– quoted equity investments	7.1	13.5	2.8	5.9
– unquoted equity investments	0.1	–	0.1	–
– other unquoted investments	–	10.8	–	–
Net (loss)/gain on sale of short term investments	(46.5)	(16.5)	–	4.8
(Provision)/Writeback of provision for diminution in value of short term investments	(8.4)	27.3	–	–
Related net exchange gain/(loss)	25.5	36.4	(32.2)	66.5
Others	0.3	(2.4)	–	(0.2)
	7.4	188.4	753.7	936.3

9 INTEREST ON BORROWINGS

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Interest expense incurred on				
– bonds	522.1	226.6	376.6	174.9
– bank loans	88.0	74.3	–	37.4
– finance lease	18.5	8.4	–	–
– loan from a minority shareholder	5.0	4.8	–	–
– bank overdrafts	*	*	–	–
– interest rate hedging contracts	(104.5)	(44.7)	(135.7)	(60.9)
– others	31.8	39.2	1.1	0.2
Amortisation of bonds and related costs	3.9	1.8	3.9	1.8
	564.8	310.4	245.9	153.4
Less: amount capitalised in the balance sheets (1)	(30.4)	(38.9)	–	–
	534.4	271.5	245.9	153.4

* denotes amounts of less than S$50,000.

(1) The interest rate applicable to the capitalised borrowings is 6.0% (2002: 3.3% to 8.3%).

10 TAXATION

(a) Tax expense

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Current income tax				
– Singapore	417.1	286.0	367.8	348.1
– overseas	17.5	0.8	1.1	1.5
	434.6	286.8	368.9	349.6
Deferred income tax				
– (writeback of provision)/provision made	(35.4)	211.2	(63.5)	147.8
Tax on current year's profits	399.2	498.0	305.4	497.4
Tax credit arising from Australian tax consolidation legislation [1]	(325.3)	–	–	–
Recognition of deferred tax assets on pre-acquisition tax losses and other temporary differences of a subsidiary company [2]	(208.7)	–	–	–
Adjustments in respect of prior years:				
Current income tax				
– change in corporate tax rate & tax rebates	(49.6)	(59.2)	(34.5)	(41.7)
– provision made	0.1	2.7	–	3.2
	(49.5)	(56.5)	(34.5)	(38.5)
Deferred income tax				
– change in corporate tax rate	(73.3)	–	(54.6)	–
– provision/(writeback of provision)	2.6	(48.3)	–	(47.5)
	(70.7)	(48.3)	(54.6)	(47.5)
	(120.2)	(104.8)	(89.1)	(86.0)
Share of taxes of associated and joint venture companies				
– ordinary activities	280.6	190.7	–	–
– exceptional items	28.8	(85.9)	–	–
	309.4	104.8	–	–
	54.4	498.0	216.3	411.4

(1) The tax credit arose from a tax uplift in depreciable assets of SingTel Optus Group as a result of the enactment of the tax consolidation legislation in Australia.

(2) Goodwill on acquisition of SingTel Optus Group has been correspondingly reduced (see Note 6 to the financial statements).

10 TAXATION (cont'd)

(a) Tax expense (cont'd)

The income tax expense on the results for the financial year varies from the amount of income tax determined by applying the Singapore standard rate of income tax to profit before taxation due to the following factors:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Profit before tax	1,161.1	2,122.5	1,442.9	2,424.9
Less: Share of results of associated and joint venture companies	(1,031.8)	(240.5)	–	–
	129.3	1,882.0	1,442.9	2,424.9
Tax calculated at a tax rate of 22% (2002: 24.5%)	28.4	461.1	317.4	594.1
Expenses not deductible for tax purposes	313.0	189.0	87.8	78.2
Effect of different tax rates in other countries	170.3	27.0	1.0	1.5
Income not subject to tax	(145.5)	(186.8)	(99.6)	(176.4)
Tax losses not recognised	14.2	15.1	–	–
Utilisation of previously unrecognised tax losses	(0.8)	(15.1)	–	–
Others	19.6	7.7	(1.2)	–
Tax on current year's profits	399.2	498.0	305.4	497.4

The Group's 30.0% (2002: 44.0%) effective tax rate on its share of results of associated and joint venture companies arose from the following factors:

- associated and joint venture companies operate in higher tax jurisdictions than that of the Company, with corporate tax rates ranging from 30.0% to 34.0% (2002: 30.0% to 41.0%);
- share of results of associated and joint venture companies is net of share of losses amounting to S$91.0 million (2002: S$143.2 million) for which no deferred tax benefit has been recognised; and
- partially offset by non-taxable income.

10 TAXATION (cont'd)

(b) *Movements in provision for current tax*

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	599.7	596.5	418.4	378.1
Acquisition of subsidiary company	0.3	–	–	–
Current financial year's tax expense on profit	434.6	286.8	368.9	349.6
Adjustments in respect of prior year	(49.5)	(56.5)	(34.5)	(38.5)
Transfer (to)/from deferred tax	(38.9)	232.9	(46.0)	176.9
Income tax paid	(460.7)	(460.0)	(442.5)	(447.7)
Withholding tax expense not paid	(7.6)	–	–	–
Balance as at 31 March	477.9	599.7	264.3	418.4

(c) Deferred taxes

The movements in the Group's and the Company's deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year are as follows:

Group – 2003 Deferred tax liabilities	Accelerated tax depreciation S$ m	Unrealised trade exchange gain S$ m	Offshore interest and dividend not remitted S$ m	Others S$ m	Total S$ m
Balance as at 1 April 2002	671.6	2.4	102.4	26.2	802.6
Acquisition of subsidiary company	–	–	–	0.1	0.1
Adjustment to opening deferred tax of subsidiary acquired in prior year	(1.6)	–	–	–	(1.6)
Credited to income statement arising from Australian tax consolidation legislation	(325.3)	–	–	–	(325.3)
Reclassified as deferred tax assets	235.4	–	–	–	235.4
Credited to income statement	(53.7)	(0.5)	(51.4)	(3.9)	(109.5)
Transfer from current tax	38.9	–	–	–	38.9
Translation adjustments	6.8	–	–	–	6.8
Balance as at 31 March 2003	572.1	1.9	51.0	22.4	647.4

10 TAXATION (cont'd)

(c) Deferred taxes (cont'd)

Group - 2003 Deferred tax assets	Provisions S$ m	TWDV [1] in excess of NBV [2] of depreciable assets S$ m	Tax losses & unutilised capital allowances S$ m	Others S$ m	Total S$ m
Balance as at 1 April 2002	(148.1)	–	(290.8)	(46.1)	(485.0)
Adjustment to opening deferred tax of subsidiary acquired in prior year	6.1	–	(173.9)	(39.3)	(207.1)
Charged/(Credited) to income statement	(9.2)	–	11.0	1.6	3.4
Reclassified from deferred tax liabilities	–	(235.4)	–	–	(235.4)
Translation adjustments	(10.8)	–	(52.9)	(10.0)	(73.7)
Balance as at 31 March 2003	(162.0)	(235.4)	(506.6)	(93.8)	(997.8)

(1) TWDV – Tax written down value

(2) NBV – Net book value

Group - 2002 Deferred tax liabilities	Accelerated tax depreciation S$ m	Unrealised trade exchange gain S$ m	Offshore interest and dividend not remitted S$ m	Others S$ m	Total S$ m
Balance as at 1 April 2001	659.8	2.3	149.6	5.0	816.7
Charged/(Credited) to income statement	244.2	0.1	(47.2)	21.2	218.3
Transfer to current tax	(232.9)	–	–	–	(232.9)
Translation adjustments	0.5	–	–	–	0.5
Balance as at 31 March 2002	671.6	2.4	102.4	26.2	802.6

Group - 2002 Deferred tax assets	Provisions S$ m	Tax losses & unutilised capital allowances S$ m	Others S$ m	Total S$ m
Balance as at 1 April 2001	(25.0)	–	(13.6)	(38.6)
Acquisition of subsidary company	(126.4)	(230.6)	(8.3)	(365.3)
Charged/(Credited) to income statement	11.3	(42.8)	(23.9)	(55.4)
Translation adjustments	(8.0)	(17.4)	(0.3)	(25.7)
Balance as at 31 March 2002	(148.1)	(290.8)	(46.1)	(485.0)

10 TAXATION (cont'd)

(c) Deferred taxes (cont'd)

Company - 2003 Deferred tax liabilities	Accelerated tax depreciation S$ m	Unrealised trade exchange gain S$ m	Interest & dividend accrued S$ m	Offshore interest and dividend not remitted S$ m	Total S$ m
Balance as at 1 April 2002	449.1	2.3	1.7	101.6	554.7
Credited to income statement	(60.2)	(0.5)	(1.4)	(51.7)	(113.8)
Transfer from current tax	46.0	–	–	–	46.0
Balance as at 31 March 2003	434.9	1.8	0.3	49.9	486.9

Company – 2003 Deferred tax assets	Provision S$ m	Deferred sale and leaseback income S$ m	Others S$ m	Total S$ m
Balance as at 1 April 2002	(14.0)	(3.3)	(2.7)	(20.0)
Credited to income statement	(5.8)	0.6	0.9	(4.3)
Balance as at 31 March 2003	(19.8)	(2.7)	(1.8)	(24.3)

Company – 2002 Deferred tax liabilities	Accelerated tax depreciation S$ m	Unrealised trade exchange gain S$ m	Interest & dividend accrued S$ m	Offshore interest and dividend not remitted S$ m	Total S$ m
Balance as at 1 April 2001	468.6	1.6	4.5	149.0	623.7
Charged/(Credited) to income statement	157.4	0.7	(2.8)	(47.4)	107.9
Transfer to current tax	(176.9)	–	–	–	(176.9)
Balance as at 31 March 2002	449.1	2.3	1.7	101.6	554.7

10 TAXATION (cont'd)

(c) Deferred taxes (cont'd)

Company – 2002 Deferred tax assets	Provisions S$ m	Deferred sale and leaseback income S$ m	Others S$ m	Total S$ m
Balance as at 1 April 2001	(8.8)	(3.6)	–	(12.4)
Charged/(Credited) to income statement	(5.2)	0.3	(2.7)	(7.6)
Balance as at 31 March 2002	(14.0)	(3.3)	(2.7)	(20.0)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheets:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Deferred tax assets	(953.4)	(392.2)	–	–
Deferred tax liabilities	603.0	709.8	462.6	534.7
	(350.4)	317.6	462.6	534.7

The amount shown in the balance sheets include the following:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Deferred tax assets to be recovered after more than 12 months	(744.8)	(392.2)	–	–
Deferred tax liabilities to be settled after more than 12 months	531.4	657.1	401.9	498.7

As at 31 March 2003, the Group has estimated unutilised tax losses of approximately S$2.69 billion (2002: S$2.93 billion), comprising S$2.63 billion (2002: S$2.91 billion) from the SingTel Optus Group, and unutilised wear and tear allowances of approximately S$1.2 million (2002: S$3.8 million). These unutilised tax losses and wear and tear allowances are available for set off against future taxable income, subject to the provisions of the income tax regulations of the respective countries in which the Group operates. The deferred tax benefits arising from S$1.01 billion (2002: S$1.96 billion) of unutilised tax losses and wear and tear allowances have not been recognised in the financial statements as at 31 March 2003.

Deferred income tax liabilities of S$13.6 million (2002: S$43.3 million) have not been recognised for taxes that would be payable on the remittance to Singapore of unremitted retained earnings of S$66.6 million (2002: S$186.0 million) of certain subsidiary and associated companies, as the timing of the reversal of the temporary difference arising from such amounts can be controlled and it is probable that such temporary difference will not reverse in the foreseeable future.

11 EARNINGS PER SHARE

	Group 2003 S$ m	2002 S$ m
Group's profit after tax and minority interests	1,400.5	1,631.3
Adjustments for:		
Amortisation of goodwill on acquisition of		
– subsidiary companies	555.6	333.5
– associated and joint venture companies	77.2	19.6
Group's profit after tax and minority interests (pre-goodwill)	2,033.3	1,984.4
Weighted average number of ordinary shares in issue for calculation of basic earnings per share ('000)	17,825,827	16,720,023
Adjustment for assumed conversion of share options ('000)	319	2,512
Weighted average number of ordinary shares for calculation of diluted earnings per share ('000)	17,826,146	16,722,535

Basic earnings per share (before goodwill) is calculated by dividing the Group's pre-goodwill profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

Basic earnings per share is calculated by dividing the Group's profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For the diluted earnings per share, the weighted average number of ordinary shares in issue has been adjusted to assume conversion of all dilutive potential ordinary shares from the share options granted to employees.

In determining the diluted earnings per share, a calculation is performed to determine the number of shares that could have been acquired at the market price (determined as the average annual share price of the Company's shares) based on the exercise price of the outstanding share options. This calculation serves to determine the "unpurchased" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. For the share options calculation, no adjustment is made to the Group's profits.

12 EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2003 S$ m	2002 S$ m
EBITDA is defined as follows:		
Profit before tax	1,161.1	2,122.5
Adjustment for:		
Amortisation of goodwill on acquisition of		
– subsidiary companies	555.6	333.5
– associated and joint venture companies	77.2	19.6
Depreciation and other amortisation	1,763.2	1,014.9
Exceptional items	1,027.4	60.9
Interest and investment income	(7.4)	(188.4)
Interest on borrowings	534.4	271.5
EBITDA	5,111.5	3,634.5

13 RELATED PARTY TRANSACTIONS

During the financial year, the Group and the Company have no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$m
Telecommunication services rendered	151.9	122.1	83.1	83.0
Postal services rendered	13.8	9.4	–	–
Rental and maintenance services rendered	11.8	–	11.8	–
Information technology services rendered	5.7	10.9	–	–
Transmission capacity purchased	106.5	40.8	–	–
Telecommunications charges incurred	62.6	55.7	18.3	19.8
Utility charges incurred	47.6	54.8	35.8	41.3
Network termination charges incurred	34.1	12.0	–	–

All these transactions were at normal commercial terms and conditions and at market rates.

14 REMUNERATION AND SHARE OPTIONS OF DIRECTORS

The aggregate compensation paid or accrued for the SingTel directors for services in all capacities is set out in the following table:

	Group		Company	
	2003 S$ '000	2002 S$ '000	2003 S$ '000	2002 S$ '000
Ang Kong Hua	120.0	68.3	120.0	55.8
Lee Hsien Yang (1)	1,505.0	1,424.4	1,505.0	1,424.4
Paul Chan Kwai Wah	75.0	42.5	75.0	42.5
LG Lim Chuan Poh	72.8	40.0	72.8	40.0
John Powell Morschel	70.0	18.8	70.0	18.8
Chumpol NaLamlieng	53.1	–	53.1	–
Quek Poh Huat	70.0	42.5	70.0	42.5
Jackson Peter Tai	75.0	42.5	75.0	42.5
Nicky Tan Ng Kuang	81.2	1.7	81.2	1.7
Seah Kian Peng (3)	16.7	40.0	16.7	40.0
Keith Tay Ah Kee (3)	27.1	65.0	27.1	55.0
Dr Yogen K Dalal (4)	14.6	35.0	14.6	35.0
Koh Boon Hwee (2)	–	37.5	–	29.2
Jaspal Singh (2)	–	20.8	–	16.7
	2,180.5	1,879.0	2,180.5	1,844.1

(1) Lee Hsien Yang's remuneration comprised the following components:

(a) Fixed – S$865,845

(b) Variable – S$503,500

(c) Provident/Superannuation Fund – S$66,361

(d) Benefits – S$69,252

(2) Retired following the conclusion of the Annual General Meeting held on 30 August 2001.

(3) Retired following the conclusion of the Annual General Meeting held on 30 August 2002.

(4) Resigned with effect from 6 September 2002.

Except for Lee Hsien Yang whose remuneration is detailed in footnote (1), all directors recieved remuneration in the form of directors' fees.

14 REMUNERATION AND SHARE OPTIONS OF DIRECTORS (cont'd)

Details of the directors' share options are set out in the following table:

Name of director	Options granted during the current financial year	Aggregate options granted since commencement of scheme to end of current financial year	Aggregate options exercised since commencement of scheme to end of current financial year	Aggregate options outstanding as at end of current financial year
1994 Scheme				
Ang Kong Hua	–	–	–	–
Lee Hsien Yang	–	120,000	–	120,000
Paul Chan Kwai Wah	–	–	–	–
LG Lim Chuan Poh	–	–	–	–
John Powell Morschel	–	–	–	–
Chumpol NaLamlieng	–	–	–	–
Quek Poh Huat	–	–	–	–
Jackson Peter Tai	–	–	–	–
Nicky Tan Ng Kuang	–	–	–	–
Keith Tay Ah Kee (1)	–	–	–	–
Dr Yogen K Dalal (2)	–	–	–	–
Seah Kian Peng (1)	–	–	–	–
1999 Scheme				
Ang Kong Hua	140,000	140,000	–	140,000
Lee Hsien Yang	2,150,000	6,050,000	–	6,050,000
Paul Chan Kwai Wah	60,000	60,000	–	60,000
LG Lim Chuan Poh (3)	–	–	–	–
John Powell Morschel	60,000	60,000	–	60,000
Chumpol NaLamlieng	60,000	60,000	–	60,000
Quek Poh Huat	60,000	60,000	–	60,000
Jackson Peter Tai	60,000	60,000	–	60,000
Nicky Tan Ng Kuang	60,000	60,000	–	60,000
Keith Tay Ah Kee (1)	20,000	20,000	–	20,000
Dr Yogen K Dalal (2)	–	–	–	–
Seah Kian Peng (1)	–	–	–	–
	2,670,000	6,690,000	–	6,690,000

(1) Retired following the conclusion of the Annual General Meeting held on 30 August 2002.

(2) Resigned with effect from 6 September 2002.

(3) LG Lim Chuan Poh did not accept the share options granted to him.

The terms of the share option schemes are disclosed in Note 18 of the Directors' Report.

In the current financial year, all directors received Market Price Share Options except Lee Hsien Yang, who received Performance Share Options.

15 CASH AND CASH EQUIVALENTS

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Fixed deposits	634.8	1,348.6	439.0	715.8
Cash and bank balances	314.6	380.3	50.4	83.6
	949.4	1,728.9	489.4	799.4

The fixed deposits with financial institutions of the Group and Company mature within 5 months (2002: 5 months) and 3 months (2002: 5 months) respectively from the financial year end.

The weighted average effective interest rates of the fixed deposits of the Group and Company at the end of the financial year are 0.8% (2002: 1.1%) and 0.7% (2002: 1.1%) per annum respectively.

16 SHORT TERM INVESTMENTS

(a) Investments at cost

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Quoted equity investments	49.0	352.7	–	–
Other quoted investments	66.3	136.5	5.0	25.0
	115.3	489.2	5.0	25.0
Less: Provision for diminution in value	(24.8)	(16.4)	–	–
Total quoted investments	90.5	472.8	5.0	25.0
Other unquoted investments	27.0	41.7	15.0	29.8
Less: Provision for diminution in value	(9.6)	–	–	–
	17.4	41.7	15.0	29.8
Total short term investments	107.9	514.5	20.0	54.8

(b) Investments at market value

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Quoted equity investments	17.8	330.5	–	–
Other quoted investments	72.9	141.5	5.2	25.3
	90.7	472.0	5.2	25.3

16 SHORT TERM INVESTMENTS (cont'd)

(c) The movements in the provision for diminution in value of quoted short term investments are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	16.4	43.7	–	–
Provision/(Writeback of provision) for the year	8.4	(27.3)	–	–
Balance as at 31 March	24.8	16.4	–	–

(d) The weighted average effective interest rates of the non-equity investments of the Group and Company at the end of the financial year are 5.1% and 5.2% (2002: 4.9% and 5.2%) per annum respectively.

(e) In the previous financial year, certain subsidiary companies of the Group were participating lenders of a Securities Lending Program administered by a financial institution acting as an agent. The agent collected cash and other securities from borrowers as collateral, and this collateral would be at agreed percentage above the market value of the securities lent out. Marking to market of collateral was performed every business day and the borrower was required to deliver additional collateral when necessary. Income earned from the investment of cash collateral and the loan fees for loan collateralised by non-cash collateral were distributed to the participating lenders by the agent.

The amount of securities loaned to financial institutions included in the balances above is as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Quoted equity investments	–	13.8	–	–
Share of the collateral in cash and other securities received by the agent in respect of securities loaned (at market value)	–	10.9	–	–

17 TRADE AND OTHER DEBTORS

(a)

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Trade debtors	1,889.6	2,155.5	518.0	599.6
Less: Provision for doubtful trade debtors	(376.1)	(442.4)	(135.6)	(123.3)
	1,513.5	1,713.1	382.4	476.3
Other debtors	434.4	444.2	203.9	68.5
Less: Provision for doubtful debtors	(26.0)	(24.4)	–	–
	408.4	419.8	203.9	68.5
Due from subsidiary companies				
– trade	–	–	56.2	71.2
– non-trade	–	–	455.0	437.0
– shareholders' loans	–	–	133.1	384.3
Less: Provision for doubtful receivables	–	–	(1.0)	–
	–	–	643.3	892.5
Due from associated and joint venture companies (non-trade)	77.0	19.4	0.8	8.0
Interest receivable	146.6	203.5	115.5	127.3
Prepayments	97.8	111.9	11.6	31.3
Deposits	20.1	22.3	9.8	10.2
Staff loans	1.4	3.8	0.8	2.6
Balance as at 31 March	2,264.8	2,493.8	1,368.1	1,616.7

The non-trade balances with subsidiary, associated and joint venture companies are unsecured, interest-free and repayable on demand.

The shareholders' loans are unsecured and repayable on demand. The ending balance includes S$20.0 million (2002: S$362.9 million) which is interest-bearing. The effective interest rate of the shareholders' loans at the balance sheet date is 1.5% (2002: 2.6%) per annum.

(b) The movements in provision for doubtful trade debtors are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	442.4	199.5	123.3	130.9
Arising from acquisition of subsidiary company	0.1	195.2	–	–
Provision for the year	142.0	69.4	36.4	16.3
	584.5	464.1	159.7	147.2
Less: Bad debts written off against provision	(232.8)	(36.8)	(24.1)	(23.9)
Translation adjustments	24.4	15.1	–	–
Balance as at 31 March	376.1	442.1	135.6	123.3

17 TRADE AND OTHER DEBTORS (cont'd)

(c) The movements in provision for doubtful other debtors are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	24.4	23.2	–	–
Provision for the year	1.7	1.2	–	–
	26.1	24.4	–	–
Less: Bad debts written off against provision	(0.1)	*	–	–
Balance as at 31 March	26.0	24.4	–	–

* denotes amount of less than $50,000.

18 INVENTORIES

(a) Inventories at cost

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Maintenance and capital works inventories	236.1	218.6	–	–
Work-in-progress (C1 satellite)	201.1	205.0	–	–
Work-in-progress (information systems projects)	62.4	45.0	–	–
Equipment held for resale	48.8	61.6	–	–
Consumable stores and raw materials	16.4	22.5	14.3	16.8
Directories in process of publication	5.5	6.1	–	–
	570.3	558.8	14.3	16.8
Less: Provision for inventory obsolescence	(93.5)	(109.3)	(3.8)	(4.1)
Balance as at 31 March	476.8	449.5	10.5	12.7

(b) The movements in provision for inventory obsolescence are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	109.3	8.5	4.1	4.4
Arising from acquisition of subsidiary company	–	109.2	–	–
Provision/(Writeback of provision) for the year	16.0	1.7	(0.2)	(0.1)
	125.3	119.4	3.9	4.3
Less: Amount written off against provision	(41.2)	(17.6)	(0.1)	(0.2)
Translation adjustments	9.4	7.5	–	–
Balance as at 31 March	93.5	109.3	3.8	4.1

19 PROPERTY, PLANT AND EQUIPMENT

Group – 2003	Freehold land S$ m	Leasehold land S$ m	Buildings S$ m	Transmission plant and equipment S$ m	Switching equipment S$ m	Postal equipment S$ m	Other fixed assets S$ m	Capital work-in-progress S$ m	Total S$ m
Cost									
Balance as at 1 April 2002	17.6	604.8	1,276.0	9,481.9	2,361.8	97.4	2,217.8	1,568.8	17,626.1
Arising from acquisition of subsidiary company	–	–	0.1	–	–	–	1.8	–	1.9
Additions (net of rebates)	–	–	5.2	104.5	47.3	0.1	83.8	1,303.6	1,544.5
Disposals/Write-offs	(0.3)	(2.4)	(3.2)	(51.1)	(77.8)	–	(93.8)	(0.5)	(229.1)
Reclassifications/Adjustments	–	1.0	(58.8)	1,038.2	118.6	–	352.0	(1,455.4)	(4.4)
Translation adjustments	1.3	(1.0)	11.7	180.3	60.4	–	91.8	62.3	406.8
Total cost as at 31 March 2003	18.6	602.4	1,231.0	10,753.8	2,510.3	97.5	2,653.4	1,478.8	19,345.8
Accumulated depreciation									
Balance as at 1 April 2002	–	60.3	223.2	1,940.2	1,041.7	32.3	890.6	–	4,188.3
Depreciation charge for the year	–	7.2	46.3	899.7	287.6	9.7	479.3	–	1,729.8
Impairment charge for the year	–	–	–	847.7	6.1	–	3.1	–	856.9
Disposals/Write-offs	–	–	(1.2)	(24.0)	(65.5)	–	(73.8)	–	(164.5)
Reclassifications/Adjustments	–	–	(0.4)	–	0.4	–	–	–	–
Translation adjustments	–	*	1.1	55.6	14.3	–	32.5	–	103.5
Total accumulated depreciation as at 31 March 2003	–	67.5	269.0	3,719.2	1,284.6	42.0	1,331.7	–	6,714.0
Net book value as at 31 March 2003	18.6	534.9	962.0	7,034.6	1,225.7	55.5	1,321.7	1,478.8	12,631.8

* denotes amount of less than S$50,000.

19 PROPERTY, PLANT AND EQUIPMENT (cont'd)

Group – 2002	Freehold land S$ m	Leasehold land S$ m	Buildings S$ m	Transmission plant and equipment S$ m	Switching equipment S$ m	Postal equipment S$ m	Other fixed assets S$ m	Capital work-in-progress S$ m	Total S$ m
Cost									
Balance as at 1 April 2001	2.3	605.2	1,072.4	3,101.6	1,544.3	99.8	1,107.8	1,278.8	8,812.2
Arising from acquisition of subsidiary company	14.3	–	128.4	2,784.8	576.7	–	654.6	924.0	5,082.8
Additions	–	–	52.0	706.9	121.7	–	130.3	2,526.7	3,537.6
Disposals/Write-offs	–	(0.1)	–	(90.6)	(17.9)	(2.4)	(64.8)	(1.1)	(176.9)
Reclassifications/Adjustments	–	(0.8)	14.4	2,789.1	97.5	–	344.5	(3,244.7)	–
Translation adjustments	1.0	0.5	8.8	190.1	39.5	–	45.4	85.1	370.4
Total cost as at 31 March 2002	17.6	604.8	1,276.0	9,481.9	2,361.8	97.4	2,217.8	1,568.8	17,626.1
Accumulated depreciation									
Balance as at 1 April 2001	–	53.0	184.3	1,519.8	858.3	22.9	698.1	–	3,336.4
Depreciation charge for the year	–	7.3	38.8	498.7	195.7	10.0	247.9	–	998.4
Disposals/Write-offs	–	–	–	(87.9)	(14.7)	(0.6)	(58.7)	–	(161.9)
Reclassifications/Adjustments	–	–	–	0.1	0.6	–	(0.7)	–	–
Translation adjustments	–	–	0.1	9.5	1.8	–	4.0	–	15.4
Total accumulated depreciation as at 31 March 2002	–	60.3	223.2	1,940.2	1,041.7	32.3	890.6	–	4,188.3
Net book value as at 31 March 2002	17.6	544.5	1,052.8	7,541.7	1,320.1	65.1	1,327.2	1,568.8	13,437.8

19 PROPERTY, PLANT AND EQUIPMENT (cont'd)

Company – 2003	Freehold land S$ m	Leasehold land S$ m	Buildings S$ m	Transmission plant and equipment S$ m	Switching equipment S$ m	Other fixed assets S$ m	Capital work-in-progress S$ m	Total S$ m
Cost								
Balance as at 1 April 2002	2.3	431.6	619.6	2,580.6	1,048.1	761.6	174.9	5,618.7
Additions	–	18.7	6.8	190.8	21.4	53.1	73.0	363.8
Disposals/Write-offs	(0.2)	–	(3.2)	(47.4)	(67.9)	(36.3)	–	(155.0)
Reclassifications/Adjustments	–	–	3.3	53.4	27.8	71.4	(155.9)	–
Total cost as at 31 March 2003	2.1	450.3	626.5	2,777.4	1,029.4	849.8	92.0	5,827.5
Accumulated depreciation								
Balance as at 1 April 2002	–	42.3	148.8	1,263.3	599.9	515.2	–	2,569.5
Depreciation charge for the year	–	4.5	16.6	165.3	99.4	87.7	–	373.5
Impairment charge for the year	–	–	–	9.7	–	3.0	–	12.7
Disposals/Write-offs	–	–	(1.6)	(26.0)	(59.5)	(35.1)	–	(122.2)
Total accumulated depreciation as at 31 March 2003	–	46.8	163.8	1,412.3	639.8	570.8	–	2,833.5
Net book value as at 31 March 2003	2.1	403.5	462.7	1,365.1	389.6	279.0	92.0	2,994.0

Company – 2002	Freehold land S$ m	Leasehold land S$ m	Buildings S$ m	Transmission plant and equipment S$ m	Switching equipment S$ m	Other fixed assets S$ m	Capital work-in-progress S$ m	Total S$ m
Cost								
Balance as at 1 April 2001	2.3	431.7	553.6	2,357.3	948.0	696.5	294.3	5,283.7
Additions	–	–	50.7	196.4	65.1	74.6	83.8	470.6
Disposals/Write-offs	–	(0.1)	–	(90.5)	(7.3)	(37.7)	–	(135.6)
Reclassifications/Adjustments	–	–	15.3	117.4	42.3	28.2	(203.2)	–
Total cost as at 31 March 2002	2.3	431.6	619.6	2,580.6	1,048.1	761.6	174.9	5,618.7
Accumulated depreciation								
Balance as at 1 April 2001	–	37.8	133.7	1,202.7	512.7	464.5	–	2,351.4
Depreciation charge for the year	–	4.5	15.1	148.5	93.1	85.7	–	346.9
Disposals/Write-offs	–	–	–	(87.9)	(5.9)	(35.0)	–	(128.8)
Total accumulated depreciation as at 31 March 2002	–	42.3	148.8	1,263.3	599.9	515.2	–	2,569.5
Net book value as at 31 March 2002	2.3	389.3	470.8	1,317.3	448.2	246.4	174.9	3,049.2

19 PROPERTY, PLANT AND EQUIPMENT (cont'd)

Property, plant and equipment include the following:

(a) certain telecommunications equipment of the Group and Company with net book value amounting to S$433.3 million (2002: S$477.5 million) and S$115.8 million (2002: S$145.5 million) respectively which are sold and leased back on finance lease basis.

(b) staff costs capitalised during the year amounting to S$121.6 million (2002: S$111.5 million) and S$8.5 million (2002: S$23.3 million) for the Group and Company respectively.

(c) property, plant and equipment of Group and Company under finance lease with net book value amounting to S$163.5 million (2002: S$111.4 million) and nil (2002: nil) respectively.

(d) property, plant and equipment of the Group and Company with net book value amounting to S$2.35 billion (2002: S$3.27 billion) and nil (2002: nil) respectively pledged to a syndicate of bankers for banking facilities as disclosed in Note 30 to the financial statements.

(e) property, plant and equipment of the Group and Company with net book value amounting to S$527.0 million (2002: S$666.6 million) and nil (2002: nil) respectively held for the purpose of generating operating lease revenue in respect of property and cable systems leases.

(f) interest charges of S$16.8 million (2002: S$38.9 million) and nil (2002: nil) capitalised during the financial year for the Group and Company respectively.

20 GOODWILL ON CONSOLIDATION

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Unamortised balance as at 1 April	11,044.8	–	–	–
Goodwill arising on acquisition of subsidiary company	14.7	11,368.4	–	–
Reduction in goodwill capitalised in prior years	(209.3)	–	–	–
Amortisation for the year	(555.6)	(333.5)	–	–
Balance in subsidiary's books at date of acquisition	–	9.2	–	–
Translation adjustments	0.3	0.7	–	–
Unamortised balance as at 31 March	10,294.9	11,044.8	–	–
Goodwill arising from acquisition of subsidiary company, at cost	11,184.7	11,378.4	–	–
Accumulated amortisation	(889.8)	(333.6)	–	–
	10,294.9	11,044.8	–	–

21 INTANGIBLES

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Unamortised balance as at 1 April	525.1	10.7	4.9	5.3
Arising from acquisition of subsidiary company	–	361.9	–	–
Additions	16.6	177.5	–	–
Amortisation for the year	(46.1)	(48.1)	(0.3)	(0.4)
Disposals	(9.5)	–	–	–
Translation adjustments	35.3	23.1	–	–
Unamortised balance as at 31 March	521.4	525.1	4.6	4.9
Cost [1]	614.4	580.7	8.4	8.4
Accumulated amortisation	(93.0)	(55.6)	(3.8)	(3.5)
	521.4	525.1	4.6	4.9

(1) The intangibles comprise telecommunications licenses, spectrum licenses and program rights.

Included in expenditure for intangibles of the Group for the financial year is interest capitalised of S$13.6 million (2002: nil).

22 SUBSIDIARY COMPANIES

(a)

	Company	
	2003 S$ m	2002 S$ m
Unquoted equity shares, at cost	15,684.3	13,663.8
Shareholders' loans	4,498.8	5,119.4
	20,183.1	18,783.2
Less:		
Provision for diminution in value	(150.8)	(4.3)
Provision for shareholders' loans	(60.0)	–
	(210.8)	(4.3)
	19,972.3	18,778.9

The shareholders' loans are unsecured and not expected to be repaid within the next 12 months. S$4,370.3 million (2002: S$5,106.5 million) of the ending balance is interest-bearing. The effective interest rates of the shareholders' loans at the balance sheet date are 1.1% to 7.0% (2002: 1.6% to 7.0%) per annum.

22 SUBSIDIARY COMPANIES (cont'd)

The Company has agreed to provide a USD200.0 million (S$353.1 million) subordinated loan facility to a subsidiary, C2C Pte Ltd. The Company has the option to convert the outstanding loan, together with accrued interest, or part thereof into cable capacity based on prevailing market prices and/or equity in the immediate holding company of C2C Pte Ltd. Any unconverted loan outstanding is repayable on 15 December 2004. However, if C2C Pte Ltd's USD650.0 million secured financing facility described in Note 30 to the financial statements is not fully discharged as of 15 December 2004, the maturity date of the loan shall be automatically extended for 12 months and the subordinated loan facility is repayable only to the extent of unrestricted cash available in C2C Pte Ltd as defined in the USD650.0 million secured financing facility for such repayment.

During the financial year, USD36.0 million (S$63.8 million) (2002: nil) has been drawn down from the loan facility of which USD35.7 million ($63.3 million) has been converted into equivalent value in cable capacity.

The interest rate of the unsecured convertible loan facility to C2C Pte Ltd is LIBOR plus 2.5% per annum on all unconverted and outstanding loans and is accrued and added to the loan amount until the outstanding loan including the accrued interest is converted or repaid. The effective interest rate at the balance sheet date for this loan is 3.73% (2002: nil).

(b)

	Company	
	2003 S$ m	2002 S$ m
Due to subsidiary companies – current		
– trade	25.3	48.3
– non-trade (unsecured)	440.6	263.5
	465.9	311.8
Due to subsidiary companies – non-current		
– non-trade (unsecured)	101.7	112.2

The current amounts due to subsidiary companies are repayable on demand and the non-current amounts due to subsidiary companies are not expected to be repaid within the next 12 months. The non-trade amounts due to subsidiary companies include S$162.2 million (2002: nil) which are interest-bearing. The effective interest rates of this amount at the balance sheet date range from 0.5% to 4.0% (2002: nil) per annum.

The details of the subsidiary companies are set out in Note 42 to the financial statements.

(c) The movements in provision for diminution in value of subsidiary companies are as follows:

	Company	
	2003 S$ m	2002 S$ m
Balance as at 1 April	4.3	44.5
Provision for the year	146.5	4.3
	150.8	48.8
Less: Amount written off against provision	–	(44.5)
Balance as at 31 March	150.8	4.3

23 ASSOCIATED COMPANIES

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Quoted equity shares, at cost	1,925.3	1,924.8	–	–
Unquoted equity shares, at cost	4,168.6	3,434.3	3.1	39.6
Shareholders' loans	1.8	9.9	–	–
	6,095.7	5,369.0	3.1	39.6
Goodwill on consolidation adjusted against shareholders' equity	(2,148.1)	(2,170.6)	–	–
Share of post acquisition reserves (net of dividends received and amortisation of goodwill)	979.9	699.0	–	–
Translation adjustments	(65.7)	(112.6)	–	–
	(1,233.9)	(1,584.2)	–	–
Less: Provision for diminution in value	(16.0)	–	–	–
	4,845.8	3,784.8	3.1	39.6

The market value of the above quoted equity shares as at 31 March 2003 is S$2,249.4 million (2002: S$2,701.8 million).

The Group's investment in associated companies includes goodwill of S$1,659.0 million (2002: S$1,127.1 million) net of accumulated amortisation of S$95.4 million (2002: S$18.2 million) in respect of acquisitions made with effect from 1 April 2001.

As at 31 March 2003, the shareholders' loan to an associated company is unsecured and not expected to be repaid within the next twelve months. Interest at 1.0% above the Hong Kong prime rate is chargeable on the loan. The loan is also convertible into shares in the associated company. The effective interest rate of the convertible loan as at 31 March 2003 is 6.0% per annum. In the previous financial year, the shareholders' loan to an associated company was unsecured and interest-free.

The details of the associated companies are set out in Note 42 to the financial statements.

24 JOINT VENTURE COMPANIES

(a)

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Unquoted equity shares, at cost	203.6	281.6	109.2	146.2
Shareholders' loans (secured)	17.7	–	–	–
Shareholders' loans (unsecured)	150.9	179.6	120.2	141.3
	372.2	461.2	229.4	287.5
Goodwill on consolidation adjusted against shareholders' equity	(8.4)	(9.3)	–	–
Share of post acquisition reserves (net of dividends received and amortisation of goodwill)	26.4	(60.2)	–	–
Translation adjustments	(29.9)	9.7	–	–
	(11.9)	(59.8)	–	–
Less:				
Provision for diminution in value	(1.4)	(88.8)	(54.1)	(54.1)
Provision for shareholders' loan	–	–	(4.5)	–
	(1.4)	(88.8)	(58.6)	(54.1)
	358.9	312.6	170.8	233.4

The unsecured shareholders' loans to joint venture companies include S$89.3 million (2002: S$90.8 million) of USD denominated subordinated debts to a joint venture company. These were acquired in connection with the SingTel Optus Group acquisition at S$22.2 million after taking into account pre-acquisition losses in the previous financial year ended 31 March 2002. The interest rate of the loans is LIBOR plus 0.75% per annum. The loans are repayable after the bank loans of the joint venture companies are fully repaid.

SingTel Optus has also agreed to contribute S$110.7 million (2002: S$110.4 million) in equity, denominated in USD, to the joint venture company. S$21.7 million (2002: S$20.0 million) had been provided at 31 March 2003. The remaining commitment will not be contributed until the above shareholders' loans are repaid.

On 30 April 2003, the joint venture company restructured its bank facility, extending the maturity date of the bank loan to April 2008 and modifying other terms to provide additional financing flexibility.

In connection with the loan restructuring, SingTel Optus Group provided contingent credit support for up to S$80.0 million (USD45.3 million). The support amounts will reduce as the bank facility is repaid with the proceeds from future market sales.

The balance of the shareholders' loans to joint venture companies are interest-free and are not expected to be repaid within the next twelve months.

The secured shareholders' loan to a joint venture company is secured over certain property, plant and equipment of the joint venture company.

The details of the joint venture companies are set out in Note 42 to the financial statements.

24 JOINT VENTURE COMPANIES (cont'd)

(b) The movements in the provision for diminution in value of investments in joint venture companies are as follows:

	Group		Company	
	2003 S$ m	**2002 S$ m**	**2003 S$ m**	**2002 S$ m**
Balance as at 1 April	88.8	87.4	54.1	–
Provision for the year	–	1.4	–	54.1
	88.8	88.8	54.1	54.1
Less:				
Utilisation of provision	(20.7)	–	–	–
Writeback of provision	(66.7)	–	–	–
Balance as at 31 March	1.4	88.8	54.1	54.1

(c) The Group's share of the operating revenue, net profit after taxation, assets and liabilities of the joint venture companies are as follows:

	Group	
	2003 S$ m	**2002 S$ m**
Operating revenue	312.2	196.4
Net gain/(loss) after taxation	28.9	(81.5)
Non-current assets	1,217.9	1,467.1
Current assets	332.3	461.3
Current liabilities	(765.2)	(321.8)
Non-current liabilities	(590.0)	(1,388.3)
Net assets	195.0	218.3

(d) Interest in unincorporated joint ventures

SingTel Optus holds a 31.25% (2002: 31.25%) interest in an unincorporated venture to construct and maintain an optical fibre submarine cable between Western Australia and Indonesia, and a 50.0% (2002: 50.0%) interest in a venture to provide satellite carriage services for pay television and other business.

Included in the assets of the Group are the following assets that represent the Group's interest in the assets employed in these unincorporated joint venture operations:

	Group	
	2003 S$ m	**2002 S$ m**
Property, plant and equipment	42.5	52.8
Other assets	0.1	0.9
	42.6	53.7

25 LONG TERM INVESTMENTS

(a) Investments at cost

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Quoted – equity	312.0	992.6	268.8	940.3
Quoted – others	10.0	15.0	10.0	15.0
	322.0	1,007.6	278.8	955.3
Less: Provision for diminution in value	(213.5)	(593.8)	(208.3)	(588.1)
Total quoted investments	108.5	413.8	70.5	367.2
Unquoted – equity	168.0	159.3	50.9	45.5
Unquoted – others	11.2	52.8	10.0	27.0
	179.2	212.1	60.9	72.5
Less: Provision for diminution in value	(61.2)	(26.9)	–	–
Total unquoted investments	118.0	185.2	60.9	72.5
Total long term investments	226.5	599.0	131.4	439.7

(b) Investments at market value

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Quoted – equity	146.5	444.5	66.3	318.3
Quoted – others	10.6	15.7	10.6	15.7
Total quoted investments at market value	157.1	460.2	76.9	334.0

(c) The movements in the provision for diminution in value of long term investments are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	620.7	589.7	588.1	568.7
Translation differences	0.3	0.2	–	–
Arising from acquisition of subsidiary company	–	2.5	–	–
Provision for the year	68.8	57.1	25.4	37.8
	689.8	649.5	613.5	606.5
Less:				
Utilisation of provision	(412.0)	(18.4)	(402.7)	(18.4)
Writeback of provision	(2.5)	–	(2.5)	–
Amount written off against provision	(0.6)	(10.4)	–	–
Balance as at 31 March	274.7	620.7	208.3	588.1

(d) Interest rate

The weighted average effective interest rate of interest-bearing unquoted non-equity investments in the Group and Company at the end of the financial year is 5.0% (2002: 5.1%) per annum.

26 OTHER NON-CURRENT ASSETS

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Other receivables	0.5	3.4	–	–
Staff loans	3.1	28.1	1.7	22.2
Prepayments	35.3	35.3	23.6	25.2
	38.9	66.8	25.3	47.4

Staff loans are repayable with interest in equal monthly instalments over periods of up to 30 years for housing loans and up to 8 years for other loans with an average interest rate of 5.5% per annum (2002: ranging from 4% to 5.5% per annum). There are no housing loans outstanding as at 31 March 2003.

Included in staff loans are loans to directors of subsidiary companies of S$0.1 million (2002: S$3.2 million) for the Group and the Company.

27 TRADE AND OTHER CREDITORS

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Trade creditors	1,703.3	2,116.5	475.1	488.8
Advance billings	759.1	598.9	131.3	224.7
Accruals	426.2	263.2	74.1	85.9
Other creditors	241.7	211.3	108.1	105.2
Interest payable	229.8	293.0	299.3	196.5
Customers' deposits	19.2	16.4	12.0	11.0
Collections on behalf of third parties	19.0	35.5	–	6.1
Deferred income	41.4	16.5	41.4	16.5
Due to associated and joint venture companies (trade)	14.9	3.4	11.6	–
	3,454.6	3,554.7	1,152.9	1,134.7

28 PROVISIONS

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Provision for liquidated damages and warranties	18.5	18.1	–	–

The movements in provision for liquidated damages and warranties are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Balance as at 1 April	18.1	55.4	–	–
Provision/(Writeback of provision)	0.4	(37.3)	–	–
Balance as at 31 March	18.5	18.1	–	–

29 BORROWINGS (UNSECURED)

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Current				
Bonds [(a)]	–	195.6	–	–
Bank loans [(b)]	427.9	99.6	–	–
	427.9	295.2	–	–
Non-current				
Bonds [(a)]	8,826.1	8,981.9	6,438.0	6,481.1
Bank loans [(b)]	120.0	1,173.7	–	–
Vendor financing [(c)]	–	248.9	–	–
	8,946.1	10,404.5	6,438.0	6,481.1

(a) Bonds

Principal amount	Maturity	Fixed interest rate %	Group 2003 S$ m	Group 2002 S$ m	Company 2003 S$ m	Company 2002 S$ m
SGD 1,000 million	2006	3.21	1,000.0	1,000.0	1,000.0	1,000.0
USD 1,350 million	2011	6.38	2,383.6	2,487.4	2,383.6	2,487.4
USD 349.5 million	2006	5.88	617.0	643.9	617.0	643.9
USD 350 million	2008	6.25	617.9	644.8	617.9	644.8
USD 500 million	2031	7.38	882.8	921.2	882.8	921.2
EUR 500 million	2011	6.00	955.8	805.0	955.8	805.0
EUR 400 million [(1)]	2007	6.00	764.4	643.2	–	–
USD 345 million [(1)] (2002: USD 350 million)	2009	8.13	609.0	644.1	–	–
USD 393.8 million [(1)] (2002: USD 500 million)	2010	8.00	695.1	920.1	–	–
AUD 200 million [(1)]	2002	7.25	–	195.6	–	–
AUD 300 million [(1)]	2005	7.75	319.6	293.4	–	–
			8,845.2	9,198.7	6,457.1	6,502.3
Less: unamortised discount			(19.1)	(21.2)	(19.1)	(21.2)
			8,826.1	9,177.5	6,438.0	6,481.1

(1) The bonds have been issued by SingTel Optus Group and are subject to a negative pledge that limits the amount of secured indebtedness that certain subsidiary companies of SingTel Optus may enter into.

29 BORROWINGS (UNSECURED) (cont'd)

(a) Bonds (cont'd)

The movements in unamortised discount on the bonds are as follows:

	Group and Company	
	2003 S$ m	2002 S$ m
Unamortised discount as at 1 April	21.2	–
Discount on bonds issued during the financial year	–	22.1
Less: Amortisation for the year	(2.1)	(0.9)
Unamortised discount as at 31 March	19.1	21.2
Discount on bonds issued	22.1	22.1
Accumulated amortisation	(3.0)	(0.9)
	19.1	21.2

(b) Bank loans

The bank loans at the end of the previous financial year included S$1,271.5 million provided under an Australian dollar syndicated bank facility which was replaced on 6 May 2002 by a new A$2.00 billion facility. The new facility comprises A$500.0 million (Tranche A) which matured on 5 May 2003 and A$1.50 billion (Tranche B) maturing on 6 May 2005.

Tranche A bears interest at Bank Bill Swap Bid Rate ("BBSY") plus interest margin and line fee. Interest is payable on Tranche B at BBSY plus interest margin and line fee. The interest margin and line fee vary in accordance with the Company's credit rating. As at 31 March 2003, Tranche A was drawn down to S$319.6 million (A$300.0 million) and there was no draw down under Tranche B. The facility is guaranteed by the Company and certain subsidiary companies.

A further loan was drawn down under a Standby Cash Advance Facility of A$200.0 million maturing in October 2003. S$106.5 million (A$100.0 million) was drawn down as at 31 March 2003 (2002: nil). This facility is guaranteed by the Company.

The non-current bank loan of S$120.0 million is part of a S$150.0 million unsecured credit facility obtained by a wholly owned subsidiary, Singapore Post Limited during the financial year. The loan has a term of three years from 27 February 2003 and is payable in full at the maturity of that term. Interest is charged at a floating rate pegged to the Singapore dollars swap offer rate prevailing for each short term interest period plus a fixed margin.

(c) Vendor financing

This financing is provided under a facility to a subsidiary company and guaranteed by certain subsidiary companies. It is governed by a negative pledge and facility documents that, inter alia, commit certain subsidiary companies to maintaining certain ratios, all of which have been complied with, unless otherwise waived by the facility provider. The amount was fully repaid in the current financial year.

29 BORROWINGS (UNSECURED) (cont'd)

(d) Maturity

Maturity of the non-current unsecured borrowings is as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Between 1 and 2 years	–	491.0	–	–
Between 2 and 5 years	2,819.9	2,756.6	1,615.9	1,642.5
Over 5 years	6,126.2	7,156.9	4,822.1	4,838.6
	8,946.1	10,404.5	6,438.0	6,481.1

(e) Interest rates

The weighted average effective interest rates at balance sheet date are as follows:

	Group		Company	
	2003 %	2002 %	2003 %	2002 %
Bonds	6.3	6.4	5.9	5.9
Bank loans	4.2	4.7	–	–
Vendor financing	–	4.2	–	–

(f) Fair values

	Carrying value		Fair value	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Group				
Bonds	8,826.1	9,177.5	9,651.3	9,307.2
Bank loans	547.9	1,273.3	547.9	1,273.3
Vendor financing	–	248.9	–	248.9
Company				
Bonds	6,438.0	6,481.1	6,996.9	6,455.9

The fair values of the bonds are estimated based on independent market quotations. The carrying amount of the bank loans and vendor financing approximate their fair values.

29 BORROWINGS (UNSECURED) (cont'd)

(g) Financial instruments related to borrowings

To hedge the risks arising from the fluctuations in currency exchange and interest rates, the Group and Company use a combination of interest rate and currency swaps. Details of the interest rate and currency swaps entered into by the Group and Company are as follows:

Group	2003	2002
Interest rate swaps		
Notional principal (S$ equivalent)	S$10,552.2 million	S$6,569.0 million
Fixed interest rates	0.9% to 6.8%	3.4% to 7.2%
Floating interest rates	2.8% to 4.8%	3.5% to 4.6%
Currency swaps		
Notional principal (S$ equivalent)	S$6,482.0 million	S$6,501.8 million
Fixed interest rates	4.4% to 7.9%	4.4% to 7.7%
Floating interest rates	2.1% to 6.4%	2.4% to 6.0%

Company	2003	2002
Interest rate swaps		
Notional principal (S$ equivalent)	S$6,944.6 million	S$3,928.1 million
Fixed interest rates	0.9% to 3.4%	3.4%
Floating interest rates	2.8% to 4.3%	3.5% to 4.6%
Currency swaps		
Notional principal (S$ equivalent)	S$4,552.4 million	S$4,552.4 million
Fixed interest rates	4.4%	4.4%
Floating interest rates	2.1% to 2.3%	2.4% to 2.8%

Included in the above are interest rate hedge contracts of S$1.97 billion (2002: S$978.1 million) and S$900.0 million (2002: nil) with hedge periods that commence after balance sheet date and match the anticipated debt levels of the Group and Company respectively.

The fair values of the interest rate and currency swaps are set out in Note 35 to the financial statements.

30 BORROWINGS (SECURED)

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Current				
Finance lease liabilities [(a)]	65.7	70.8	–	–
Bank loans [(b)]	274.6	26.8	–	–
	340.3	97.6	–	–
Non-current				
Finance lease liabilities [(a)]	188.0	212.0	–	–
Bank loans [(b)]	770.1	866.8	–	–
	958.1	1,078.8	–	–

(a) Finance lease obligations

The minimum lease payments under the finance lease liabilities are payable as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Not later than one financial year	81.0	78.8	–	–
Later than one but not later than five financial years	204.6	248.6	–	–
	285.6	327.4	–	–
Less: Future finance charges	(31.9)	(44.6)	–	–
	253.7	282.8	–	–
Representing lease liabilities:				
Current	65.7	70.8	–	–
Non-current	188.0	212.0	–	–
	253.7	282.8	–	–

The finance lease liabilities are secured by guarantees from certain subsidiary companies and by mortgages granted over a subsidiary company's satellites, related assets and service contracts.

30 BORROWINGS (SECURED) (cont'd)

(b) Bank loans

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Current	274.6	26.8	–	–
Non-current	770.1	866.8	–	–
	1,044.7	893.6	–	–

C2C Pte Ltd obtained USD650.0 million of secured financing facilities from a syndicate of bankers ("Lenders") during the previous financial year for the purpose of the construction and operation of the C2C submarine cable network. These comprised a USD610.0 million five-year amortising term loan and a USD40.0 million three-year revolving credit facility.

As at 31 March 2003, the outstanding balance under the term loan from the above-mentioned secured financing facilities amounted to S$1,044.7 million or USD591.7 million (2002: S$893.6 million or USD485.0 million).

The interest rate of the secured financing liabilities at the end of the current and previous financial year is USD LIBOR plus 1.5% per annum on all outstanding loans.

The borrowings are secured on the following:

(a) all shares in C2C Pte Ltd;

(b) all assets of C2C Pte Ltd and its subsidiary companies ("C2C Group") which amount to S$2.46 billion or USD1.39 billion (2002: S$3.64 billion or USD 1.98 billion) as at 31 March 2003.

All sales and purchases and other agreements entered into by the C2C Group are also assigned to the Lenders.

C2C Group has not met the financial targets under the secured financing facility since the quarter ended 31 December 2002. This event does not, by itself, entitle the Lenders to review or otherwise terminate the facility. C2C group has up to end of September 2003 to address such shortfall under the facility and is currently in discussions with the Lenders to arrive at a mutually acceptable solution. In the meantime, C2C Pte Ltd has cancelled the unutilised portion of its USD40.0 million three-year revolving credit facility.

(c) Maturity

Maturity of the non-current secured bank loans are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Between one and two years	301.6	227.9	–	–
Between two and five years	468.5	638.9	–	–
	770.1	866.8	–	–

30 BORROWINGS (SECURED) (cont'd)

(d) Interest rates

The weighted average effective interest rate at balance sheet date are as follows:

	Group		Company	
	2003 %	2002 %	2003 %	2002 %
Finance lease liabilities	7.0	7.0	–	–
Bank loans	2.8	3.3	–	–

(e) Fair values

	Carrying value		Fair value	
Group	**2003 S$ m**	**2002 S$ m**	**2003 S$ m**	**2002 S$ m**
Finance lease liabilities	253.7	282.8	255.2	282.1
Bank loans	1,044.7	893.6	1,044.7	893.6

The fair values of the finance lease obligations are estimated by discounting the expected future cash flows using current interest rates for liabilities with similar risk profiles.

31 DEFERRED INCOME

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Compensation payments				
Balance as at 1 April	1,685.0	2,022.0	1,685.0	2,022.0
Amount recognised as income during the year	(337.0)	(337.0)	(337.0)	(337.0)
Balance as at 31 March	1,348.0	1,685.0	1,348.0	1,685.0
Gain on sale and leaseback arrangement				
Balance as at 1 April	94.4	29.4	13.4	14.5
Arising from acquisition of subsidiary company	–	71.3	–	–
Amount recognised as income during the year	(20.7)	(11.0)	(1.1)	(1.1)
Translation adjustments	4.7	4.7	–	–
Balance as at 31 March	78.4	94.4	12.3	13.4
Total deferred income	1,426.4	1,779.4	1,360.3	1,698.4

31 DEFERRED INCOME (cont'd)

The Infocommunications Development Authority of Singapore ("IDA") has made two payments to the Company to compensate for the modifications to its original licence for the accelerated liberalisation of the telecommunications market. The IDA paid the Company S$1.50 billion in 1997 and S$859.0 million in 2000.

The Group and Company account for these payments as deferred income in the balance sheets, and recognise them on a straight line basis over seven years from 1 April 2000, reflecting the period by which the Company's original monopoly licence period was shortened.

Gain on sale and leaseback of certain telecommunications equipment is recognised as income over the lease period of 11 to 16 years.

32 SHARE CAPITAL

	Group and Company	
	2003 S$ m	2002 S$ m
Authorised		
33,333,333,331 (2002: 33,333,333,331) ordinary shares of S$0.15 each	5,000.0	5,000.0
Issued and fully paid		
Ordinary shares of S$0.15 each ("Shares")		
Balance as at 1 April – 17,825,826,694 (2002: 15,413,164,126) Shares	2,673.9	2,312.0
Issue of nil (2002: 2,412,662,567) Shares	–	361.9
Conversion of nil (2002: 1) Special Share at S$0.50 into a Share	–	*
Balance as at 31 March – 17,825,826,694 (2002: 17,825,826,694) Shares	2,673.9	2,673.9

* denotes amount of less than S$1.

Special Share

During the previous financial year, the Special Share was converted at its nominal amount of S$0.50 into one ordinary share of S$0.15 in the share capital of the Company.

Issue of new shares

During the previous financial year, the Company issued 2,412,662,567 ordinary shares of S$0.15 each at an average premium of S$1.74 per share as part of the consideration for the acquisition of SingTel Optus Group. Total share premium arising from these share issues was S$4,198.0 million.

Outstanding share options

As at 31 March 2003, there are 252,420,781 (2002: 153,398,331) unissued ordinary shares of S$0.15 each of the Company under options granted pursuant to both the 1994 Scheme and the 1999 Scheme at exercise price ranging from S$1.36 to S$3.03 (2002: S$1.63 to S$3.03) per share.

In addition to the above, as a result of the acquisition of the SingTel Optus Group in the financial year ended 31 March 2002, the Optus Executive Option Plan was amended to allow SingTel Optus to discharge its obligations by procuring the issue to the SingTel Optus option holder ordinary shares in SingTel in the ratio of 1.66 SingTel shares per option. The number of share options under the Optus Executive Plan as at 31 March 2003 is 4,877,350 (2002: 6,688,700) convertible into 8,096,401 (2002: 11,103,242) SingTel ordinary shares of S$0.15 each.

33 DIVIDENDS

	Group and Company	
	2003	2002
	S$ m	S$ m
Final dividends of 5.5 cents (2002: 5.5 cents) per share, paid net of tax of 22.0% (2002: 24.5%)	764.7	697.4

The directors have proposed a final dividend of 5.5 cents per share, less tax at 22.0%, amounting to a total of S$764.7 million in respect of the financial year ended 31 March 2003. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2004.

34 FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of quoted short term, long term investments and borrowings are set out in Note 16, Note 25, Note 29 and also Note 30 to the financial statements respectively.

For unquoted short term and long term investments, it is not practicable to determine the fair values because the assumptions used in valuation models to value these investments cannot be reasonably determined on a practical basis. For shareholders' loans to subsidiary companies, associated and joint venture companies, it is also not practicable to determine the fair values as these loans do not have fixed repayment terms. In addition, the loans to joint venture companies and certain loans to subsidiary companies are interest-free. However, the carrying amounts recorded are not anticipated to be materially in excess of their recoverable amounts at the balance sheet date.

The carrying values of the other financial assets and liabilities approximate their fair values.

35 FINANCIAL INSTRUMENTS

In order to manage the risk arising from fluctuations in currency exchange rates and interest rates, the Group and Company make use of the following financial instruments:

(a) Financial derivatives

The Group maintains a policy to minimise the adverse impact of movements in foreign exchange and interest rates on the Group's cash flows. Forward contracts are used to reduce fluctuations in foreign currency cash flows primarily related to capital expenditure, operating expenses and traffic settlement to international third party telecommunication carriers. The interest rate and currency swaps are used to hedge foreign exchange and interest rate risks associated with foreign currency borrowings.

The contract notional amounts of these financial derivatives and the corresponding fair value adjustments are analysed below:

Group – 2003	Contract notional amount	Fair value adjustments	
		Gains	Losses
	S$ m	S$ m	S$ m
Foreign exchange derivatives			
Forward foreign exchange	186.3	2.5	9.8
Currency swaps	6,482.0	708.4	191.5
	6,668.3	710.9	201.3
Interest rate derivatives			
Interest rate swaps	10,552.2	255.8	185.0

35 FINANCIAL INSTRUMENTS (cont'd)

(a) Financial derivatives (cont'd)

Group – 2002	Contract notional amount S$ m	Fair value adjustments Gains S$ m	Fair value adjustments Losses S$ m
Foreign exchange derivatives			
Forward foreign exchange	220.9	1.2	7.3
Currency swaps	6,501.8	523.4	46.3
	6,722.7	524.6	53.6
Interest rate derivatives			
Interest rate swaps	6,569.0	4.8	221.7

Company – 2003	Contract notional amount S$ m	Fair value adjustments Gains S$ m	Fair value adjustments Losses S$ m
Foreign exchange derivatives			
Forward foreign exchange	2.7	0.1	–
Currency swaps	4,552.4	202.1	191.5
	4,555.1	202.2	191.5
Interest rate derivatives			
Interest rate swaps	6,944.6	255.8	80.1

Company – 2002	Contract notional amount S$ m	Fair value adjustments Gains S$ m	Fair value adjustments Losses S$ m
Foreign exchange derivatives			
Forward foreign exchange	29.9	0.4	–
Currency swaps	4,552.4	76.8	46.3
	4,582.3	77.2	46.3
Interest rate derivatives			
Interest rate swaps	3,928.1	–	207.1

The fair value adjustments represent the difference between the contracted rates and market rates of the financial instruments at the balance sheet date, applied to the contract amounts. *The fair value adjustments of forward foreign exchange, currency and interest rate swap contracts have been calculated using rates quoted by the Group's bankers assuming these contracts were to be liquidated at balance sheet date. These fair value adjustments are not recognised in the consolidated financial statements.*

36 SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

Primary Reporting Format – Geographical Segments

The Group's businesses are operated in two principal geographical areas, Singapore and Australia. No other individual country contributed more than 10% of consolidated revenue and assets.

In presenting information on the basis of geographical segments, segment revenue is based on where the service is rendered and where the customer is located. Total assets and capital expenditure are shown by the geographical area in which the asset is located.

Secondary Reporting Format – Business Segments

The Group is organised into the following business segments:

Wireline – represents cable-based and satellite-based Fixed Telecommunications Network Services (FTNS) such as domestic and IDD services, leased lines, data communications, lease of satellite capacity, Inmarsat and internet services. It includes sale of cable capacity.

Wireless – represents mobile telecommunications services such as cellular and paging services and sale of handsets and pagers.

Postal – represents postal services.

Information technology and engineering – represents information technology consultancy, systems integration and engineering services.

Others – represents the balance of the Group's operations and comprise directory advertising and publishing, storage of cables and investment activities.

The accounting policies used to derive reportable segment results are consistent with those described in the "Significant Accounting Policies" note to the financial statements.

Segment results represent operating revenue less expenses.

The asset totals disclosed for each segment represent assets directly managed by each segment, and primarily include receivables, property, plant and equipment, inventories, operating cash and bank balances. Corporate-held assets managed at the corporate level not allocated to the segments include fixed deposits and investments.

Segment liabilities comprise operating liabilities and exclude borrowings, provisions for taxes, deferred taxation and dividends.

Segment capital expenditure comprises additions to property, plant and equipment and intangibles.

36 SEGMENT INFORMATION (cont'd)

Primary Reporting Format – Geographical Segment

2003	Singapore S$ m	Australia S$ m	Others S$ m	Elimination S$ m	Total S$ m
Total revenue from external customers	4,517.5	5,528.2	213.0	–	10,258.7
Inter-segment revenue	25.7	–	77.6	(103.3)	–
Operating revenue	**4,543.2**	**5,528.2**	**290.6**	**(103.3)**	**10,258.7**
Segment results	1,725.8	343.5	(190.3)	54.3	1,933.3
Other income	104.8	6.2	(2.3)	(62.5)	46.2
Amortisation of goodwill [1]	–	(554.1)	(1.5)	–	(555.6)
Compensation from IDA	337.0	–	–	–	337.0
Profit/(Loss) before exceptional items	**2,167.6**	**(204.4)**	**(194.1)**	**(8.2)**	**1,760.9**
Exceptional items					
– allocated [2]	(90.1)	(252.6)	(597.0)	–	(939.7)
– unallocated					(87.7)
Profit on operating activities					**733.5**
Share of results of associated and joint venture companies (after goodwill amortisation)	(14.3)	1.2	967.7	–	954.6
Profit before interest and tax					**1,688.1**
Interest and investment income					7.4
Interest on borrowings					(534.4)
Profit on ordinary activities before tax					**1,161.1**
Segment assets	5,265.8	18,173.6	2,712.7	(155.4)	25,996.7
Investment in net assets of associated and joint venture companies	153.9	–	5,050.8	–	5,204.7
Allocated assets	5,419.7	18,173.6	7,763.5	(155.4)	31,201.4
Unallocated assets					2,469.1
Consolidated total assets					**33,670.5**
Segment liabilities	2,647.8	2,101.6	1,319.8	(155.4)	5,913.8
Unallocated liabilities					12,137.8
Consolidated total liabilities					**18,051.6**
Capital expenditure	**356.2**	**1,032.7**	**172.2**	–	**1,561.1**
Depreciation	**557.2**	**961.7**	**210.9**	–	**1,729.8**
Impairment charge	**44.7**	–	**812.2**	–	**856.9**

36 SEGMENT INFORMATION (cont'd)

Primary Reporting Format – Geographical Segment

2002	Singapore S$ m	Australia S$ m	Others S$ m	Elimination S$ m	Total S$ m
Total revenue from external customers	4,873.4	2,356.7	39.1	–	7,269.2
Inter-segment revenue	46.7	(0.9)	66.5	(112.3)	–
Operating revenue	**4,920.1**	**2,355.8**	**105.6**	**(112.3)**	**7,269.2**
Segment results	1,963.6	28.1	(59.6)	68.2	2,000.3
Other income	103.3	7.3	(2.3)	(66.5)	41.8
Amortisation of goodwill [1]	–	(333.5)	–	–	(333.5)
Compensation from IDA	337.0	–	–	–	337.0
Profit/(Loss) before exceptional items	**2,403.9**	**(298.1)**	**(61.9)**	**1.7**	**2,045.6**
Exceptional items					
– allocated	(5.5)	–	(22.4)	–	(27.9)
– unallocated					(33.0)
Profit on operating activities					**1,984.7**
Share of results of associated and joint venture companies (after goodwill amortisation)	(36.8)	(43.0)	300.7	–	220.9
Profit before interest and tax					**2,205.6**
Interest and investment income					188.4
Interest on borrowings					(271.5)
Profit on ordinary activities before tax					**2,122.5**
Segment assets	5,660.3	18,374.8	3,814.0	(34.3)	27,814.8
Investment in net assets of associated and joint venture companies	258.4	0.5	3,838.5	–	4,097.4
Allocated assets	5,918.7	18,375.3	7,652.5	(34.3)	31,912.2
Unallocated assets					3,437.6
Consolidated total assets					**35,349.8**
Segment liabilities	3,207.4	1,875.8	1,750.8	(34.3)	6,799.7
Unallocated liabilities					13,518.1
Consolidated total liabilities					**20,317.8**
Capital expenditure [3]	**662.5**	**637.9**	**2,414.7**	–	**3,715.1**
Depreciation	**540.1**	**412.0**	**46.3**	–	**998.4**

(1) Amortisation of goodwill for the Australia geographical segment include S$551.8 million (2002: S$331.6 million) goodwill charge on the acquisition of SingTel Optus Group.

(2) Includes adjustment to goodwill on acquisition of subsidiary of S$208.7 million arising from the recognition of a deferred tax asset on the pre-acquisition tax losses and other temporary differences of the SingTel Optus Group in accordance with SAS 12 and SAS 22 under the Australian segment.

(3) Excluded S$5.45 billion of property, plant and equipment and intangibles acquired in connection with and S$11.37 billion of goodwill arising from the 30 August 2001 acquisition of SingTel Optus Group under the Australia segment.

36 SEGMENT INFORMATION (cont'd)

Secondary Reporting Format – Business Segment

2003	Wireline S$ m	Wireless S$ m	IT & Engineering S$ m	Postal S$ m	Others S$ m	Total S$ m
Operating revenue from external customers	**5,224.3**	**3,950.2**	**643.0**	**347.9**	**93.3**	**10,258.7**
Segment assets	21,290.7	3,523.5	317.8	638.8	225.9	25,996.7
Investment in net assets of associated and joint venture companies	1,784.6	3,193.2	–	95.3	131.6	5,204.7
Allocated assets	23,075.3	6,716.7	317.8	734.1	357.5	31,201.4
Unallocated assets						2,469.1
Consolidated total assets						**33,670.5**
Capital expenditure	**1,124.4**	**341.2**	**10.4**	**12.2**	**72.9**	**1,561.1**

2002	Wireline S$ m	Wireless S$ m	IT & Engineering S$ m	Postal S$ m	Others S$ m	Total S$ m
Operating revenue from external customers	**4,065.7**	**2,254.7**	**510.0**	**354.6**	**84.2**	**7,269.2**
Segment assets	23,097.1	3,630.2	270.4	690.7	126.4	27,814.8
Investment in net assets of associated and joint venture companies	1,514.3	2,222.7	–	102.9	257.5	4,097.4
Allocated assets	24,611.4	5,852.9	270.4	793.6	383.9	31,912.2
Unallocated assets						3,437.6
Consolidated total assets						**35,349.8**
Capital expenditure	**3,186.7**	**403.8**	**9.2**	**6.1**	**109.3**	**3,715.1**

37 OPERATING LEASE COMMITMENTS

Commitments in relation to non-cancellable operating leases contracted for at the reporting date but not recognised as liabilities, are payable as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Not later than one financial year	532.6	354.8	108.0	53.9
Later than one but not later than five financial years	765.2	694.2	125.0	120.1
Later than five financial years	494.7	608.2	62.9	88.1
	1,792.5	1,657.2	295.9	262.1

38 CAPITAL, INVESTMENTS AND OTHER COMMITMENTS

(a) The commitments for capital expenditure and investments which have not been provided for in the financial statements are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Authorised and contracted for	432.2	1,631.5	74.5	105.4
Authorised but not contracted for	1,157.0	1,099.0	630.6	806.0

Outstanding commitments relate mainly to the purchase of telecommunications and postal equipment and investments.

(b) The commitment for purchase of program rights are as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Not later than one financial year	227.1	128.4	–	–
Later than one but not later than five financial years	204.6	323.9	–	–
Later than five financial years	25.0	41.3	–	–
	456.7	493.6	–	–

The licence fees under some of these contracts are calculated by reference to future numbers of cable and satellite television subscribers. The licence fees payable therefore depend on future events, which cannot be reliably determined. The above commitments include only the minimum amounts payable under those contracts. A third party has agreed to reimburse the Group for S$228.8 million (A$214.8 million) (2002: nil) of these commitments.

38 CAPITAL, INVESTMENTS AND OTHER COMMITMENTS (cont'd)

(c) The commitment to purchase capacity in the cable network of Southern Cross Cable Holding Limited, a joint venture company, is as follows:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Not later than one financial year	128.8	98.8	–	–
Later than one but not later than five financial years	23.3	158.6	–	–
	152.1	257.4	–	–

39 CONTINGENT LIABILITIES

(a) Guarantees

As at 31 March 2003

(i) The Company and certain subsidiary companies guaranteed an A$2.00 billion (S$2.13 billion) loan facility entered into by SingTel Optus. The facility comprise an A$500.0 million (S$532.7 million) (Tranche A) which matured on 5 May 2003 and an A$1.50 billion (S$1.60 billion) (Tranche B) maturing on 6 May 2005. Tranche A was drawn down to A$300.0 million (S$319.6 million) as at 31 March 2003. Tranche B was not drawn down as at 31 March 2003.

(ii) The Company provided a guarantee to Optus Finance Pty Limited (a subsidiary of SingTel Optus) for its indebtedness under the Standby Cash Advance Facilities of A$200.0 million (S$213.1 million) maturing in October 2003 and A$100.0 million (S$106.5 million) had been drawn down as at 31 March 2003.

(iii) The Group and Company provided bankers' guarantees and insurance bonds of S$167.9 million and S$97.9 million (2002: S$142.8 million and S$5.1 million) respectively.

(iv) The Company provided a guarantee to a third party for due performance by a wholly owned subsidiary of its obligations and liabilities under a contract to provide information technology services.

(v) A subsidiary company provided performance guarantees amounting to S$113.0 million (2002: S$117.9 million) to a third party in respect of a joint venture company.

(b) Claim by AGL Limited

AGL Technology Commerce Pty Limited ("AGL") purchased Dingo Blue Pty Limited, a former subsidiary of SingTel Optus, in December 2000. A dispute has arisen with AGL over this sale. AGL has claimed, in the Supreme Court of New South Wales, approximately A$85.0 million (S$90.6 million) (plus interest) for breach of warranty in the sale and purchase agreement, and for misleading and deceptive conduct and negligent misrepresentations. Optus Mobile Pty Limited (another subsidiary of SingTel Optus) has cross claimed approximately A$8.0 million (S$8.5 million) (plus interest) against Dingo Blue Pty Limited for breach of its GSM Service Provider Agreement. The claim and cross claim are yet to be heard. SingTel Optus will vigorously defend AGL's claims and pursue the cross claim.

39 CONTINGENT LIABILITIES (cont'd)

(c) Audit of Tax Losses

As disclosed in the previous financial year, the Australian Taxation Office has commenced an audit of SingTel Optus Group's entitlements to carried forward tax losses. The Group believes that the audit will not result in any change to the deferred tax asset or liability position, or to any income tax becoming immediately payable. In the unlikely event that this is ultimately found to be incorrect, the maximum impact as of 31 March 2003 would be a reduction in deferred tax assets due to tax losses of A$177.0 million (S$188.6 million), and a reduction in unrecognised tax losses with tax effect of A$264.3 million (S$281.6 million).

(d) Claim by Seven Network Limited

Seven Network Limited and its subsidiary company ("Seven") have commenced proceedings in the Federal Court against Optus Vision Pty Limited ("Optus Vision", a subsidiary company of SingTel Optus) and other parties including News Limited, Telstra Corporation, Publishing and Broadcasting Limited and Foxtel Management Pty Limited in relation to alleged anti-competitive conduct in relation to subscription television content and infrastructure. Claims against Optus Vision allege breaches of the Trade Practices Act in relation to certain subscription television content contracts. Seven claims unquantified damages, injunctions and other orders. The claim has yet to be heard. SingTel Optus will vigorously defend the claims.

(e) Notices to impose charges on cables

Notices seeking to impose charges on aerial and underground cables have been issued by a number of councils, and other councils have indicated they intend to issue such notices. An initial hearing in the Federal Court found in favour of the councils, but SingTel Optus Group appealed against this verdict. The Full Court of the Federal Court heard a joint appeal with Telstra Corporation Limited in May 2001. In April 2002, the Court found for SingTel Optus on the basis that the relevant state legislation had the effect of discriminating against carriers and was therefore inconsistent with clause 44(1) of schedule 3 to the Telecommunications Act. The local councils have been granted special leave to appeal this decision to the High Court. In the event that SingTel Optus is unsuccessful, the potential liability at 31 March 2003 is estimated at A$25.0 million (S$26.6 million).

40 SUBSEQUENT EVENTS

(a) Issue of bonds by a subsidiary company

On 11 April 2003, Singapore Post Limited ("SingPost") raised S$300.0 million in long term debt from the Singapore dollar bond market by issuing unsecured bonds for its operational needs. The bonds are listed on the Singapore Exchange, have a maturity period of 10 years and a fixed interest rate at 3.13% per annum.

(b) Disposal of 69% equity interest in SingPost

Following the initial public offer of SingPost's shares, the Company's equity interest in SingPost was reduced from 100% to 31%. Based on the offer price of S$0.60 per share, the Company expects to receive S$761 million in net proceeds and recognise a gain on disposal of S$544 million in the financial year ending 31 March 2004.

41 AUTHORISATION OF FINANCIAL STATEMENTS

The financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2003 were authorised for issue in accordance with a directors' resolution dated 16 May 2003.

42 COMPANIES IN THE GROUP

The Company, Singapore Telecommunications Limited, is domiciled and incorporated in Singapore and is listed on the Singapore Exchange and Australian Stock Exchange. The registered address is 31 Exeter Road, Comcentre, Singapore 239732.

The principal activities of the Company consist of the operation and provision of telecommunication systems and services and investment holding.

Under a licence granted by the Infocommunications Development Authority of Singapore ("IDA"), the Group has exclusive right to provide fixed line national and international telecommunications services through 31 March 2000 and public cellular mobile telephone services and public radio paging services through 31 March 1997 (with limited exceptions). The Group's licence continues on a non-exclusive basis through 31 March 2017.

Under another licence granted by the IDA, the Group is the exclusive provider through 31 March 2007, and a non-exclusive provider through 31 March 2017, of basic mail services with respect to letters and postcards, except for express letters which is on a non-exclusive basis with effect from 1 April 1995.

The Company's immediate and ultimate holding company is Temasek Holdings (Private) Limited, incorporated in Singapore. The following are subsidiary, associated and joint venture companies as at 31 March 2003 and 31 March 2002.

42 COMPANIES IN THE GROUP

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment by Company S$ m	
			2003	2002	2003	2002
SUBSIDIARY COMPANIES Held by the Company						
C2C Asiapac Pte Ltd	Investment holding and provision of administrative, technical and advisory services.	Singapore	100	100	146.5	146.5
Devonshire Pte Ltd (formerly known as Virgin Mobile (Singapore) Pte Ltd) (8)	Dormant.	Singapore	100	–	*	–
ICO Investment (Singapore) Private Limited	Under voluntary liquidation.	Singapore	100	100	*	*
InfoCom Holding Company Pte Ltd	Investment holding company.	Singapore	100	100	821.3	821.3
InnoVoice Services Private Limited	Dormant.	Singapore	100	100	*	*
INS Holdings Pte Ltd	Investment holding and provision of telecommunications services.	Singapore	100	100	*	*
KA Land Pte Ltd	Investment holding company.	Singapore	100	100	*	*
Mercurix Pte Ltd	Dormant.	Singapore	100	100	4.3	4.3
National Computer Systems Private Limited	Provision of information technology and consultancy services.	Singapore	100	100	65.2	65.2
NCS Communications Engineering Pte. Ltd. (formerly known as SingTel Aeradio Pte Ltd) (7)	Provision of facilities management and distributor of specialised telecommunications and data communication products.	Singapore	100	100	–	3.2
Sembawang Cable Depot Pte Ltd	Provision of storage facilities for submarine cables and related equipment.	Singapore	60.0	60.0	0.6	0.6
Singapore Post Limited (formerly known as Singapore Post Private Limited) (9)	Operation and provision of postal services.	Singapore	100	100	95.0	95.0
Singapore Telecom International Pte Ltd	Holding of strategic investments and provision of technical and management consultancy services in the field of telecommunications.	Singapore	100	100	1,597.4	1,597.4
Singapore Telecom Mobile Pte Ltd	Provision of mobile phone services.	Singapore	100	100	6,174.5	5,151.1
Singapore Telecom Paging Pte Ltd	Provision of paging and public mobile data services.	Singapore	100	100	20.0	20.0
Balance carried forward					**8,924.8**	**7,904.6**

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment by Company S$ m	
			2003	2002	2003	2002
SUBSIDIARY COMPANIES Held by the Company						
Balance brought forward					**8,924.8**	**7,904.6**
SingaSat Pte Ltd	Investment holding company.	Singapore	100	100	80.8	80.8
SingNet Pte Ltd	Provision of value-added services and internet-related services.	Singapore	100	100	1,027.0	27.0
SingTel Asian Investments Pte Ltd	Investment holding company.	Singapore	100	100	599.9	599.9
SingTel Australia Holding Pte Ltd	Investment holding company.	Singapore	100	100	*	*
SingTel EInvestments Pte Ltd	Investment holding company.	Singapore	100	100	*	*
SingTel Investments Private Limited	Portfolio investment holding company.	Singapore	100	100	200.0	200.0
SingTel Ventures (Singapore) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies.	Singapore	100	100	*	*
SingTel Yellow Pages Pte Ltd	Provision of directory advertising and publishing.	Singapore	100	100	8.0	8.0
SingTelSat Pte Ltd	Provision of satellite capacity for telecommunication and video broadcasting services.	Singapore	100	100	76.0	76.0
Subsea Network Services Pte Ltd	Ownership and chartering of barges and provision of storage facilities for submarine cables and related equipment.	Singapore	100	100	0.3	*
Telecom Equipment Pte Ltd	Engaged in the sale and maintenance of telecommunications equipment.	Singapore	100	100	5.0	5.0
Zeus Digital Asset Services Pte Ltd	Dormant.	Singapore	100	100	*	*
Singapore Telecom Australia Investments Pty Limited (1)(7)	Investment holding company.	Australia	100	100	–	*
SingTel Australia Investment Ltd	Investment holding company.	British Virgin Islands	100	100	4,557.8	4,557.8
SingTel Ventures (Cayman) Pte Ltd	Venture capital investments in start-up technology and telecommunications companies.	Cayman Islands	100	100	*	*
GB21 (Hong Kong) Limited (1)	Provision of telecommunications services and products.	Hong Kong	100	100	*	*
Singapore Telecom Hong Kong Limited (1)	Investment holding and provision of telecommunications systems and services.	Hong Kong	100	100	*	*
Balance carried forward					**15,479.6**	**13,459.1**

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment by Company S$ m	
			2003	2002	2003	2002
SUBSIDIARY COMPANIES Held by the Company						
Balance brought forward					**15,479.6**	**13,459.1**
Singapore Telecom India Private Limited (1)	Engaged in general liaison and support services.	India	100	100	*	*
Singapore Telecom Japan Co Ltd (1)	Provision of telecommunications services and all related activities.	Japan	100	100	0.1	0.1
SingTel Japan Co., Ltd (1)	Dormant.	Japan	100	100	0.1	0.1
SingTel (Jersey) Private Limited	Portfolio investment holding company.	Jersey	100	100	1.0	1.0
Sudong Sdn Bhd (1)	Management, provision and operations of a call centre for telecommunication services.	Malaysia	100	100	*	*
SingTel i2i Private Limited (1)	Investment holding company.	Mauritius	100	100	*	*
Singapore Telecom ADSB (Netherlands Antilles) N.V.	Investment holding company.	Netherlands Antilles	90.0	90.0	170.7	170.7
STEL Information Technology (Shanghai) Co Ltd (2)(4)	Provision of data processing and programming services for holding company and technical services related to telecommunications information services.	People's Republic of China	100	100	0.3	0.3
SingTel (Philippines), Inc. (1)	Provision of customer services for telecommunications related activities.	Philippines	100	100	0.4	0.4
Singapore Telecom Korea Limited (1)	Provision of telecommunications services and all related activities.	South Korea	100	100	4.2	4.2
Singapore Telecom Taiwan Limited (1)(6)	Provision of telecommunications services and other related business.	Taiwan	100	100	0.5	0.5
INS (Europe) Limited	Liquidated during the financial year.	United Kingdom	–	100	–	*
Singapore Telecom Europe Limited (2)	Under voluntary liquidation.	United Kingdom	100	100	*	*
SingTel (Europe) Limited (1)	Provision of telecommunications services.	United Kingdom	100	100	*	*
Singapore Telecom America, Inc.	Investment holding company.	USA	100	100	23.0	23.0
Singapore Telecom USA, Inc.	Provision of telecommunication services and engineering and marketing services for telecommunications networks in USA.	USA	100	100	4.4	4.4
Investment in subsidiary companies – at cost					**15,684.3**	**13,663.8**

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group % 2003	2002
SUBSIDIARY COMPANIES				
Held by Subsidary Companies				
C2C Marine Pte Ltd	Owning, operating and managing of maintenance–cum–laying cableships.	Singapore	59.5	59.5
C2C Singapore Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Singapore	59.5	59.5
Chapter–e.com Pte Ltd	Under voluntary liquidation.	Singapore	51.0	51.0
DataPost Pte Ltd (10)	Provision of electronic printing and despatching services.	Singapore	70.0	70.0
First Cube Pte Ltd (10)	Provider of electronic platform and recyclable lockers for merchandise distribution.	Singapore	100	72.9
Global Page Pte Ltd	Dormant.	Singapore	100	100
Info Ad Publishing Consultants Pte Ltd	Provision of consultancy and market research in information technology, directory advertising and publishing.	Singapore	100	100
IPACS Computer Services (S) Pte. Ltd. (4)	Sale of computer hardware, software, development and providing customer training and consultancy services.	Singapore	51.0	–
NCS Communications Engineering Pte. Ltd. (formerly known as SingTel Aeradio Pte Ltd) (7)	Provision of facilities management and consultancy services and distributor of specialised telecommunications and data communication products.	Singapore	100	100
NCSI Holdings Pte Ltd	Investment holding company.	Singapore	100	100
Singapore Post Enterprise Private Limited (10)	Investment holding company.	Singapore	100	100
SingTel Global Services Private Limited	Liquidated during the financial year.	Singapore	–	100
SingTel Mobile Sales Pte Ltd	Sale of telecommunications equipment and provision of related services.	Singapore	100	100
SingTel Strategic Investments Pte Ltd	Investment holding company.	Singapore	100	100

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %	
			2003	2002
SUBSIDIARY COMPANIES				
Held by Subsidary Companies				
ST Mobile Investments Pte Ltd	Under voluntary liquidation.	Singapore	100	100
ST Paging Pte Ltd	Dormant.	Singapore	100	100
STI (Australia) Holding Pte Ltd	Dormant.	Singapore	100	100
TE International (S) Pte Ltd	Dormant.	Singapore	100	100
Thai Page Pte Ltd	Dormant.	Singapore	100	100
ZapSurf Private Limited	Dormant.	Singapore	100	100
AUE Music TV Pty Limited (1)	Dormant.	Australia	100	100
AUEVR Music TV Pty Limited (1)	Dormant.	Australia	100	100
Aussat Finance Limited (3)	Dormant.	Australia	100	100
Billing Services Australia Pty Limited (1)	Dormant.	Australia	100	100
Cable & Wireless Optus Satellites Pty Limited (3)	C1 Satellite contracting party.	Australia	100	100
Membertel Pty Limited (1)	Dormant.	Australia	100	100
Microplex Pty Limited (1)	Dormant.	Australia	100	100
MovieVision Pty Limited (1)	Dormant.	Australia	100	100
NCSI (Australia) Pty Limited	Provision of information technology services.	Australia	100	100
Optus Administration Pty Limited (3)	Provision of management services to the SingTel Optus Group.	Australia	100	100
Optus Billing Services Pty Limited (1)	Provision of billing services to the SingTel Optus Group.	Australia	100	100

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %	
			2003	2002
SUBSIDIARY COMPANIES **Held by Subsidary Companies**				
Optus Broadband Pty Limited (3)	High speed residential internet service.	Australia	100	100
Optus Calling Cards Pty Limited (1)	Calling card sales commissions.	Australia	100	–
Optus CMM Holdings Pty Limited (1)	Investment holding company.	Australia	100	100
Optus Data & Business Holdings Pty Limited (1)	Dormant.	Australia	100	100
Optus Data Centres Pty Limited (3)	Provision of data communication services.	Australia	100	100
Optus E_Commerce Pty Limited (1)	Provider of marketsite and related activities.	Australia	100	100
Optus EPayments Ventures Pty Limited (1)	Provision of network capacity.	Australia	100	100
Optus E-Solutions Pty Limited (1)	Provider of E-solutions products.	Australia	100	100
Optus Finance Pty Limited (3)	Provision of financial services to the SingTel Optus Group.	Australia	100	100
Optus Insurance Services Pty Limited (1)	Provision of handset insurance and related services.	Australia	100	100
Optus Internet Pty Limited (3)	Provision of internet services for retail customers.	Australia	100	100
Optus Investments Pty Limited (1)	Investment holding company.	Australia	100	100
Optus Kylie Holdings Pty Limited (1)	Portfolio investment holding company.	Australia	100	100
Optus Mobile Holdings Pty Limited (1)	Investment holding company.	Australia	100	100

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group % 2003	2002
SUBSIDIARY COMPANIES				
Held by Subsidary Companies				
Optus Mobile Investments Pty Limited (3)	Investment holding company.	Australia	100	100
Optus Mobile Pty Limited (3)	Provision of mobile phone services.	Australia	100	100
Optus Multimedia Pty Limited (3)	Investment holding company.	Australia	100	100
Optus Narrowband Pty Limited (1)	Provision of narrow band portal content services.	Australia	100	100
Optus Networks Pty Limited	Provision of telecommunications services.	Australia	100	100
Optus Rental & Leasing Pty Limited (1)	Provision of rental and leasing of equipment to customers.	Australia	100	100
Optus Retailco Pty Limited (1)	Dormant.	Australia	100	100
Optus Stockco Pty Limited (1)	SingTel Optus Group handset purchase.	Australia	100	100
Optus Superannuation Pty Limited (1)	Provision of trustee services including superannuation schemes to the SingTel Optus Group.	Australia	100	100
Optus Systems Pty Limited (3)	Provision of information technology services to the SingTel Optus Group.	Australia	100	100
Optus Telephony Pty Limited (1)	Provision of residential telephony products.	Australia	100	100
Optus Vision Holdings Pty Limited (1)	Dormant.	Australia	100	100
Optus Vision Interactive Pty Limited (1)	Provision of interactive television service.	Australia	100	100
Optus Vision Investments Pty Limited (1)	Investment holding company.	Australia	100	100
Optus Vision Media Pty Limited (1)	Provision of broadcasting related services.	Australia	20.0	20.0

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group % 2003	2002
SUBSIDIARY COMPANIES				
Held by Subsidary Companies				
Optus Vision Pty Limited [1]	Provision of telecommunications services.	Australia	100	100
Prepaid Services Pty Limited [3]	Distribution of prepaid mobile telephony related products.	Australia	100	100
RSL Com Mobile Pty Limited [3]	Provision of mobile phone services and related activities.	Australia	100	100
Satellite Platform Investment Pty Limited [1]	Provision of satellite related services.	Australia	100	100
Sibalo Pty Limited [3]	Engaged in retailing of mobile products.	Australia	100	100
Singapore Telecom Australia Investments Pty Limited [1][7]	Investment holding company.	Australia	100	100
Singapore Telecom Australia Pty Limited [1]	Provision of managed facsimile services.	Australia	100	100
SingTel Optus Pty Limited [1]	Investment holding company.	Australia	100	100
SingTel Services Australia Pty Limited [1]	Provision of customer services for telecommunications related activities.	Australia	100	100
Source Integrated Networks Pty Limited [3]	Provision of data communications and network services.	Australia	100	100
VR Music TV Pty Limited [1]	Dormant.	Australia	100	100
World Wide Web Pty Limited [1]	Dormant.	Australia	100	100
XYZED LMDS Holdings (formerly known as Cable & Wireless Optus Vision Stockco Pty Limited) [1]	Dormant.	Australia	100	100
XYZED LMDS Pty Limited (formerly known as Agility Networks Pty Limited) [1]	Provision of telecommunications related services.	Australia	100	100
XYZed Pty Limited [3]	Provision of telecommunications related services.	Australia	100	100

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %	
			2003	2002
SUBSIDIARY COMPANIES **Held by Subsidary Companies**				
Yes Direct Pty Limited (1)	Dormant.	Australia	100	100
C2C Global Networks Asia Ltd	Provision of telecommunications related services.	Bermuda	59.5	–
C2C Global Networks Ltd	Provision of telecommunications related services.	Bermuda	59.5	–
C2C Global Networks Pacific Ltd	Provision of telecommunications related services.	Bermuda	59.5	–
C2C Holdings Pte Ltd	Investment holding company.	Bermuda	59.5	59.5
C2C Pte Ltd	Operation and provision of telecommunications facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Bermuda	59.5	59.5
SingTel (Cambodia) Private Limited (2)	Under voluntary liquidation.	Cambodia	100	100
C2C (Hong Kong) Limited (1)	Operation and provision of telecommunication facilities and services.	Hong Kong	59.5	59.5
Integrated Information (Hong Kong) Limited (1)	Dormant.	Hong Kong	100	100
NCSI (HK) Limited (1)	Provision of information technology services facilities and services.	Hong Kong	100	100
NCSI (India) Private Limited (1)	Provision of information technology services.	India	100	100
C2C Cable (Ireland) Limited (1)	Operation and provision of telecommunication facilities and services.	Ireland	59.5	59.5
C2C Japan KK	Operation and provision of telecommunication facilities and services.	Japan	59.5	59.5
Information Network Services Sdn Bhd (2)	Provision of data communication and value added network services.	Malaysia	100	100
Integrated Information (M) Sdn Bhd (1)	Engaged in the sale of advertising space in overseas telephone and directories, magazines and periodicals.	Malaysia	100	100
NCSI Holdings (Malaysia) Sdn Bhd (2)	Investment holding company.	Malaysia	100	100
NCSI (Malaysia) Sdn Bhd (2)	Provision of information technology services.	Malaysia	100	100
Tourism Publications Corporation Sdn Bhd (1)	Engaged in the sale of advertising space in telephone directories and publishing magazines, periodicals, journals and directories.	Malaysia	100	100
Viva Bahagia Sdn Bhd (2)	To acquire property for investment and to carry out general trading.	Malaysia	100	100

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group % 2003	2002
SUBSIDIARY COMPANIES				
Held by Subsidary Companies				
Pastel Limited [1]	Investment holding company.	Mauritius	100	100
Integrated Data Services Limited [2]	Dormant.	Myanmar	90.0	90.0
SingTel ADSB (Netherlands) B.V.	Investment holding company.	Netherlands	90.0	90.0
Aussat New Zealand Limited [1]	Dormant.	New Zealand	100	100
Beijing IPACS Electronic Science Co Ltd [2][4]	Distribution of computer hardware and development of software.	People's Republic of China	51.0	–
Fuzhou IPACS Computer Co., Ltd [2][4]	Provision of IT application services, software development, system integration, product consultancy and other technical services.	People's Republic of China	51.0	–
Guangzhou Zhong Sheng Information Technology Co Ltd [2][4]	Approved Training Centre for Microsoft & Cisco products.	People's Republic of China	70.0	70.0
IPACS Computer Services (Shanghai) Ltd [2][4]	Distribution of computer hardware and development of software.	People's Republic of China	51.0	–
IPACS Technology Pte Ltd [4]	Computer peripheral equipment manufacturing and other related services.	People's Republic of China	51.0	–
NCS Information Technology (Suzhou) Co. Ltd [2][4]	Engaged in information system software development services.	People's Republic of China	100	100
Shanghai Zhong Sheng Information Technology Co. Ltd [2][4]	Provision of product reselling, training and software development, consultancy.	People's Republic of China	70.0	70.0
C2C Cable Korea Ltd [1]	Operation and provision of telecommunication facilities and services.	South Korea	59.5	59.5

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %	
			2003	2002
SUBSIDIARY COMPANIES				
Held by Subsidary Companies				
Lanka Communication Services (Private) Limited (2)	Provision of data communication services.	Sri Lanka	82.9	82.9
C2C Infocom Cable (Taiwan) Ltd (1)	Operation and provision of telecommunication facilities and services.	Taiwan	59.5	59.5
Integrated Media Services (Taiwan) Co. Ltd (1)	Liquidated during the financial year.	Taiwan	–	100
Singapore Telecom International Europe Ltd (2)	Under voluntary liquidation.	United Kingdom	100	100
C2C Cable (USA) Inc (formerly known as C2C (USA) Inc.)	Operation and provision of telecommunication facilities and services.	USA	59.5	59.5
SingTel USA, Inc.	Dormant.	USA	100	100

* denotes amounts of less than S$50,000.

Notes:

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1) Audited by PricewaterhouseCoopers firms outside Singapore.

(2) Audited by other firms.

(3) These entities are relieved from the Australian Corporations Act 2001 requirements for preparation, audit and lodgement of financial reports pursuant to ASIC Class Order 98/1418.

(4) Subsidiary company's financial year end is 31 December.

(5) Optus Vision Media Pty Limited is deemed to be a subsidiary by virtue of control.

(6) Includes 97.77% deemed interest held by a wholly owned subsidiary.

(7) Shareholding was transferred from the Company to a subsidiary company during the financial year ended 31 March 2003.

(8) During the financial year ended 31 March 2003, the Group increased its interest in Devonshire Pte Ltd (formerly known as Virgin Mobile (Singapore) Pte Ltd) from 44.7% to 100%. Accordingly, it is reclassified from a joint venture company to a subsidiary company .

(9) Singapore Post Private Limited was converted to a public company with effect from 21 March 2003 and renamed as Singapore Post Limited.

(10) These companies constitute the Singapore Post Limited Group.

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment S$ m	
			2003	2002	2003	2002
ASSOCIATED COMPANIES						
Held by the Company						
Abacus Travel Systems Pte Ltd (2)	Marketing and distributing certain travel-related services through on-line airline computerised reservations systems.	Singapore	30.0	30.0	0.9	0.9
Media Corp Press Ltd (2)	Publishing and distribution of newpapers.	Singapore	22.0	–	2.2	–
Point Asia Dot Com (Thailand) Limited (6)	Provision of internet and e-commerce services.	Thailand	–	31.1	–	38.7
Associated companies held by the Company – at cost					**3.1**	**39.6**

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment S$ m	
			2003	2002	2003	2002
ASSOCIATED COMPANIES						
Held By Subsidiary Companies						
APT Satellite Holdings Limited (3)	Investment holding company.	Bermuda	20.4	20.4	13.4	13.4
APT Satellite International Company Limited (3)	Investment holding company.	British Virgin Islands	28.6	28.6	62.6	62.6
Infoserve Technology Corp. (Cayman Islands) (3)	Provision of communications, internet, VPN and solution services.	Cayman Islands	25.0	26.8	78.9	78.9
Bharti Telecom Ltd (1)	Investment holding company.	India	27.0	27.0	496.0	496.0
Bharti Tele-Ventures Ltd (1)	Provision of cellular, fixed line, national long distance and international telecommunication services.	India	28.5	28.5	638.2	638.2
PT Telekomunikasi Selular (1)	Provision of cellular telecommunication services.	Indonesia	35.0	22.3	1,925.4	1,159.0
VA Dynamics Sdn Bhd (1)	Distribution of networking cables and related products.	Malaysia	49.0	49.0	0.5	0.5
ADSB Telecommunications B.V. (1)	Investment holding company.	Netherlands	24.3	24.3	930.5	930.5
G3 Worldwide Mail N.V. (1)(7)	Provision of cross-border international mail.	Netherlands	24.5	24.5	83.4	83.4
Balance carried forward					**4,228.9**	**3,462.5**

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment S$ m	
			2003	2002	2003	2002
ASSOCIATED COMPANIES (CONT'D) **Held by Subsidiary Companies**						
Balance brought forward					4,228.9	3,462.5
Asiacom Philippines, Inc. (4)	Investment holding company.	Philippines	20.0	20.0	5.6	5.6
Globe Telecom, Inc. (4)	Provision of cellular, international and fixed line telecommunication services.	Philippines	29.1	29.1	467.6	467.6
Globe Telecom Holdings, Inc (4)	To trade, issue and hold financial securities.	Philippines	33.0	33.0	*	*
New Century Infocomm Tech Co. Ltd. (5)	Provision of fixed line telecommunication services.	Taiwan	24.3	24.3	632.7	635.4
Advanced Info Service Public Co. Ltd (1)	Provision of cellular telecommunication, call center and data transmission.	Thailand	21.6	21.5	727.2	726.7
Teleinfo Media Co. Ltd (1)	Publishing and distribution of telephone directory.	Thailand	25.0	25.0	21.7	21.7
Associated companies held by subsidiary companies – at cost					6,083.7	5,319.5
Consolidation adjustment					7.1	–
Associated companies held by the Group – at cost					6,093.9	5,359.1

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %	
			2003	2002
ASSOCIATED COMPANY **Held by Associated Company**				
Belgacom S.A. (2)	Provision of cellular, international and fixed line telecommunication services.	Belgium	12.15	12.15

* denotes amounts of less than S$50,000.

Notes:

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1) Audited by PricewaterhouseCoopers firms outside Singapore.

(2) Audited by Ernst & Young.

(3) Audited by Deloitte Touche Tohmatsu.

(4) Audited by SGV & Co (a member firm of Ernst & Young).

(5) Audited by TN Soong & Co (a member firm of Deloitte Touche Tohmatsu).

(6) Audited by other firms.

(7) This company constitutes the Singapore Post Limited Group.

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment S$ m	
			2003	2002	2003	2002
JOINT VENTURE COMPANIES **Held by the Company**						
ACPL Marine Pte Ltd	Owning, operating and managing of maintenance–cum–laying cableships.	Singapore	41.7	41.7	0.1	0.1
ASEAN Cableship Pte Ltd	An operator of a cable repair vessel for repair and maintenance of submarine telecommunication cables.	Singapore	16.7	16.7	0.1	0.1
Digital Network Access Communications Pte Ltd (2)	Provision of analogue and digital public trunk radio services.	Singapore	50.0	50.0	22.7	22.7
Failsafe Corporation (Singapore) Pte Ltd	Provision of IT outsourcing and hosting services.	Singapore	–	50.0	–	27.8
Indian Ocean Cableship Pte Ltd	Ownership and chartering of ships, barges and remotely operated vehicles for repair, maintenance and protection of submarine cable and plant.	Singapore	50.0	50.0	0.1	0.1
International Cableship Pte Ltd	Ownership and chartering of cableships.	Singapore	45.0	45.0	0.4	0.4
Lycos Asia Limited	Internet portal service provider.	Singapore	50.0	50.0	54.1	54.1
Radiance Communications Pte Ltd (2)	The sale, distribution, installation and maintenance of telecommunications equipment in Singapore.	Singapore	50.0	50.0	13.3	13.3
TeleTech Park Pte Ltd	Engaged in the business of development, construction, operation and management of TeleTech Park.	Singapore	40.0	40.0	10.0	10.0
Virgin Mobile Holdings Pte Ltd (3)	Investment holding company.	Singapore	–	50.6	–	9.1
Acasia Communications Sdn Bhd (1)	Provision of services relating to telecommunications, computer, data and information within and outside Malaysia.	Malaysia	16.8	18.8	0.5	0.5
ASEAN Telecom Holding Sdn Bhd (1)	Investment holding company.	Malaysia	17.6	17.6	0.1	0.1
Network i2i Limited (1)	Operation and provision of telecommunication facilities and services utilising a network of submarine cable systems and associated terrestrial capacity.	Mauritius	50.0	50.0	7.9	7.9
Joint venture companies held by the Company – at cost					**109.3**	**146.2**

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment S$ m	
			2003	2002	2003	2002
JOINT VENTURE COMPANIES **Held by Subsidiary Companies**						
Devonshire Pte Ltd (formerly known as Virgin Mobile (Singapore) Pte Ltd) (4)	Dormant.	Singapore	–	44.7	–	*
G3 Worldwide Aspac Pte Ltd (3)(5)	Investment holding company, provision of business management and consultancy services.	Singapore	62.3	62.3	2.4	2.4
G3 Worldwide Distribution (Singapore) Pte Ltd (3)(5)	To carry on the business of collection, receipt, sortation and delivery of cross–border mail.	Singapore	62.3	62.3	*	*
ID.Safe Pte Ltd (2)(5)	To provide certifying, authenticating, verifying and electronic transactions and other corporate security related transactions.	Singapore	50.0	50.0	1.6	1.6
InfoGrid Pte Ltd	Liquidated during the financial year.	Singapore	–	50.0	–	*
Integrated Payment Venture Pte Ltd	Investment holding company.	Singapore	50.0	50.0	*	*
Mail Boxes Exchange (MBE) Pte Ltd (5)	Provision of document exchange, business and communication services.	Singapore	50.0	50.0	0.4	0.4
S–Net Freight (Holdings) Pte Ltd (5)	To carry on the business of cargo and freight forwarders.	Singapore	36.8	40.0	4.1	4.1
Virgin Mobile (Asia) Pte Ltd	Provision of telecommunication services and products.	Singapore	–	44.7	–	*
Virgin Mobile (Australia) Pty Limited (2)	Provision of telecommunication services and products.	Australia	31.2	50.0	*	*
Main Event Television Pty Limited (2)	Provision of cable television programmes.	Australia	33.3	33.3	*	*
Pacific Carriage Holdings Limited (2)	Operation and provision of telecommunication facilities and services utilising a network of submarine cable systems.	Bermuda	40.0	40.0	*	*
Southern Cross Cable Holdings Limited (1)	Operation and provision of telecommunication facilities and services utilising a network of submarine cable systems.	Bermuda	40.0	40.0	*	*
Forward Media Sdn Bhd (1)	To publish Borneo Bulletin Brunei Yearbook and other publications.	Brunei	50.0	50.0	0.1	0.1
SESAMi Inc.	Under voluntary liquidation.	Cayman Islands	44.5	44.5	23.0	36.8
Balance carried forward					**31.6**	**45.4**

42 COMPANIES IN THE GROUP (cont'd)

Name of Company	Principal Activities	Country of Incorporation and Place of Business	Percentage of Effective Equity Held by the Group %		Cost of Investment S$ m	
			2003	2002	2003	2002
JOINT VENTURE COMPANIES **Held by Subsidiary Companies**						
Balance brought forward					**31.6**	**45.4**
APS Telecommunications Co. Ltd. [(2)]	To construct a nation-wide radio paging network.	People's Republic of China	–	35.0	–	21.2
APT Satellite Telecommunications Limited [(2)]	Provision of telecommunication services.	Hong Kong	56.2	56.2	9.2	9.2
Virgin Mobile (Hong Kong) Limited [(1)]	Provision of telecommunication services and products.	Hong Kong	–	44.7	–	*
Bharti Aquanet Limited [(1)]	To build, operate and maintain a cable landing station and carrier hotels in India.	India	49.0	49.0	3.7	3.7
Integrated Databases India Ltd [(1)]	Provision of directory advertising and publishing.	India	49.0	49.0	0.8	0.8
PT Bukaka SingTel International [(1)]	Operation of fixed public switch telephone network services in eastern Indonesia.	Indonesia	40.0	40.0	47.1	47.1
PT SkyTelindo Services [(2)]	Liquidated during the financial year.	Indonesia	–	30.0	–	4.6
ILJIN C2C, Ltd [(1)]	Operation and provision of telecommunication facilities and services.	South Korea	29.2	–	1.9	–
WorldPartners Company [(1)]	Liquidated during the financial year.	USA	–	20.0	–	3.4
Joint venture companies held by subsidiary companies– at cost					**94.3**	**135.4**
Joint venture companies held by the Group – at cost					**203.6**	**281.6**

* denotes amounts of less than S$50,000.

Notes:

All companies are audited by PricewaterhouseCoopers, Singapore except for the following:

(1) Audited by PricewaterhouseCoopers firms outside Singapore.

(2) Audited by other firms.

(3) The Group regards these companies as joint venture companies, notwithstanding that it holds more than 50% of the companies' respective issued share capital, because it exercises joint control.

(4) During the financial year ended 31 March 2003, the Group increased its interest in Devonshire Pte Ltd (formerly known as Virgin Mobile (Singapore) Pte Ltd) from 44.7% to 100%. Accordingly, it is reclassified from a joint venture company to a subsidiary company .

(5) These companies constitute the Singapore Post Limited Group.

LIST OF MAJOR PROPERTIES SITUATED IN SINGAPORE

THE COMPANY

Serial No.	Name	Address	LAND Title	Yrs	With Efect From	Area (SQ M)	BUILDING Gross Floor Area (SQ M)
THE COMPANY							
1	Comcentre						
	I	31 Exeter Rd	Leasehold	99	5.3.1975	7,226	70,853
	II	31B Exeter Rd	Leasehold	99	19.6.1978	4,059	8,683
	III	31C Exeter Rd	Leasehold	99	18.4.1990	4,953	33,225
2	Pickering Operations Administration Complex	20 Pickering St	Leasehold	99	22.2.1978	1,836	35,000
3	Ayer Rajah Microwave/ Radio Station	1002 Dover Rd	Leasehold	99	25.11.1985	3,047	10,320
4	Yio Chu Kang Radio Receiving Station	380 Yio Chu Kang Rd	Leasehold	99	1.4.1992	438,758	11,488
5	Kranji Radio Transmitting Station	91 Kranji Way	Leasehold	99	1.4.1992	1,120,011	4,775
6	Bukit Timah Satellite Earth Station	500 Rifle Range Rd	Leasehold	99	8.9.1983	42,645	11,089
7	Seletar Satellite Earth Station	11 Seletar Satellite Station Rd	Leasehold	99	2.4.1992	96,680	5,408
8	Kim Chuan Telecommunications Complex	38 Kim Chuan Rd	Leasehold	99	1.4.1992	30,820	15,013
9	Trafalgar - Stores	94 Punggol Rd Track 1	Leasehold	99	1.4.1992	183,180	6,702
	Hougang Exchange	11 Punggol Rd Track 1	Leasehold	99	1.4.1992		5,848
10	Singapore Telecommunication Academy Training Centre	1 Hillcrest Rd	Leasehold	99	1.4.1992	21,103	27,305
			Leasehold	99	19.5.1982	2,726	
11	Telepark – Facility Management	5 Tampines Central 6	Leasehold	99	2.4.1992	11,000	40,555
12	Sentosa Satellite Earth Station	50 Woolwich Rd	Leasehold	99	1.4.1992	28,385	5,750
13	Katong Submarine Cable Station	375 Tanjong Katong Rd	Leasehold	99	1.4.1992	3,954	3,997

LIST OF MAJOR PROPERTIES SITUATED IN SINGAPORE

			LAND				BUILDING
Serial No.	Name	Address	Title	Yrs	With Efect From	Area (SQ M)	Gross Floor Area (SQ M)
THE COMPANY (cont'd)							
14	Bukit Timah VHF Station	177 Hindhede Drive	Leasehold	99	1.4.1992	8,114	4,678
15	TEPL Building	1 Serangoon North Ave 5	Leasehold	30+30	1.7.1994	10,001	19,456
16	Crosby House Building	71 Robinson Rd	Leasehold	99	6.3.1952	2,279	9,233
	Exchanges						
17	Sembawang	1 Jalan Ulu Sembawang	Freehold	NA	14.6.1993	6,197	6,915
18	Jurong West	2 Jurong West St 75	Leasehold	99	28.4.1989	6,481	5,019
19	Pasir Ris	5 Pasir Ris St 51	Leasehold	99	17.7.1989	5,142	4,680
20	Paya Lebar II	448 Upper Paya Lebar Rd	Leasehold	77	7.5.1981	4,384	5,660
21	North II	341 Thomson Rd	Leasehold	99	24.7.1980	2,642	6,473
SINGAPORE POST LTD (Formerly known as Singapore Post Private Limited)							
Post Offices							
1	Alexandra Post Office	110 Alexandra Road	Leasehold	99	1.4.1992	2,621	802
2	Bukit Panjang Post Office	10 Choa Chu Kang Track 10	Leasehold	99	1.4.1992	3,264	2,015
3	Tanglin Post Office	56 Tanglin Rd	Leasehold	99	1.4.1992	2,622	3,750
4	Thomson Road Post Office	246T Upper Thomson Rd	Leasehold	99	1.4.1992	2,753	1,793
5	Killiney Road Post Office	1 Killiney Rd	Leasehold	99	1.4.1992	1,029	493
6	Singapore Post Centre	10 Eunos Road 8	Leasehold	99	30.8.1982	32,756	137,241
7	MacPherson Post Office	70 MacPherson Road	Leasehold	99	1.4.1992	2,074	315
8	Serangoon Road Post Office	755 Upper Serangoon Rd	Leasehold	99	1.4.1992	1,353	3,012
9	Pasir Panjang Post Office	396 Pasir Panjang Road	Leasehold	99	1.4.1992	1,726	391
10	Serangoon Garden Post Office	54 Serangoon Garden Way	Leasehold	99	1.4.1992	1,215	307

LIST OF MAJOR PROPERTIES SITUATED IN SINGAPORE

Serial No.	Name	Address	LAND Title	LAND Yrs	LAND With Efect From	LAND Area (SQ M)	BUILDING Gross Floor Area (SQ M)
SINGAPORE POST LTD (cont'd)							
11	Simpang Bedok Post Office	350 Bedok Road	Leasehold	99	1.4.1992	1,134	329
12	Siglap Post Office	10 Palm Ave	Leasehold	99	1.4.1992	986	213
13	Katong Post Office	373 Tanjong Katong Road	Leasehold	99	1.4.1992	799	606
14	Lim Ah Pin Road Post Office	1 Lim Ah Pin Road	Leasehold	99	1.4.1992	669	212
15	Geylang Post Office	447 Geylang Road	Leasehold	99	1.4.1992	449	661
SINGTEL YELLOW PAGES PTE LTD							
1	Office & Industrial Building	1 Lorong 2 Toa Payoh	Leasehold	32	2.9.1997	5,039	13,416
SEMBAWANG CABLE DEPOT PTE LTD							
1	Depot	Deptford Road	Leasehold	3	1.7.2000	10,310	3,112
NATIONAL COMPUTER SYSTEMS PTE LTD							
1	NCS Hub	5 Ang Mo Kio, Street 62	Leasehold	30	1.6.1994	18,765	46,432

LIST OF MAJOR PROPERTIES SITUATED IN AUSTRALIA

SUBSIDIARY COMPANIES			LAND				BUILDING
Serial No.	Name	Address	Title	Yrs	With Efect From	Area (SQ M)	Gross Floor Area (SQ M)
SUBSIDIARY COMPANIES							
1	Canberra Exchange	Canberra, ACT	Freehold	–	1992	15,000	1,713
2	Baulkham Hill Exchange	Baulkham Hill, NSW	Freehold	–	1997	8,846	3,370
3	Blacktown Exchange	Blacktown, NSW	Freehold	–	1995	6,744	3,265
4	Belrose Exchange & Satellite Operation	Belrose, NSW	Freehold	–	1985	28,000	4,725
5	Riverwood Exchange	Riverwood, NSW	Freehold	–	1995	6,929	1,195
6	Roseberry Exchange	Roseberry, NSW	Freehold	–	1992	7,221	13,219
7	Mascot Exchange	Mascot, NSW	Leasehold	10	1.6.2000	–	11,956
8	Burwood Exchange & Satellite Operation	East Burwood, VIC	Freehold	–	1983	15,200	647
9	Campbellfield Exchange	Campbellfield, VIC	Freehold	–	1992	6,551	5,284
10	Sunshine Exchange	Sunshine, VIC	Freehold	–	1995	6,300	1,100
11	Rochedale Exchange	Rochedale, QLD	Freehold	–	1959	50,662	596
12	Moorooka Exchange	Moorooka, QLD	Freehold	–	1992	5,000	1,712
13	Regency Park Exchange	Regency Park, SA	Freehold	–	1985	11,000	2,488
14	Lockridge Exchange	Lockridge, W.A	Freehold	–	1991	88,000	3,682
15	Optus Centre Sydney	North Sydney, NSW	Leasehold	10	1.11.1993	–	33,857
16	Optus Centre Melbourne	Melbourne, VIC	Leasehold	12.5	1.1.1993	–	14,744
17	Optus Centre Brisbane	Brisbane, QLD	Leasehold	3	7.1.2000	–	1,668
18	Optus Centre Adelaide	Adelaide, S.A	Leasehold	5	1.10.2002	–	1,690
19	Optus Centre Perth	Perth, W.A	Leasehold	5	1.10.2000	–	1,500
20	Optus Centre Darwin	Darwin, NT	Leasehold	5	15.1.2000	–	2,112

LIST OF MAJOR PROPERTIES SITUATED IN AUSTRALIA

Serial No.	Name	Address	LAND Title	LAND Yrs	LAND With Efect From	LAND Area (SQ M)	BUILDING Gross Floor Area (SQ M)
SUBSIDIARY COMPANIES (CONT'D)							
21	Gordon Call Centre	Pacific Highway, NSW	Leasehold	10.3	1.6.1996	–	4,216
22	50 Miller Street	North Sydney, NSW	Leasehold	2.3	1.6.2002	–	9,939
23	Optus Centre Canberra	Canberra, ACT	Leasehold	1.8	1.8.2002	–	1,585
24	IDTV Centre	Lane Cove, NSW	Leasehold	3	1.10.2000	–	6,718
25	Video Ops Centre	North Ryde, NSW	Leasehold	8	1.7.1995	–	5,782
26	FM Offices Centre	Fortitude Valley, QLD	Leasehold	10	8.3.1996	–	3,241
27	Adelaide Call Centre	Technology Park, S.A	Leasehold	5	26.8.1998	–	7,132
28	North Terrace Call Centre	Adelaide, S.A	Leasehold	6	1.2.2000	–	3,825
29	Network Ops Preston	Preston, VIC	Leasehold	8	15.2.1993	12,394	4,806
30	Albert Road Call Centre	South Melbourne, VIC	Leasehold	2	15.2.2003	–	3,096

INTERESTED PERSON TRANSACTIONS

For the financial year ended 31 March 2003, the interested person transactions authorised under the Shareholders Mandate adopted at the Extraordinary General Meeting of the Company held on 19 September 1997 and which was renewed at the Annual General Meeting held on 30 August 2002 were as follows:

Name of interested person	2003 S$ m
1-Net Singapore Pte Ltd	0.5
Changi International Airport Service Pte Ltd	1.0
CWT Distribution Ltd	2.5
Enabled Homes Pte Ltd	0.1
Keppel Communications Pte Ltd	0.2
MediaCorp News Pte Ltd	1.0
MediaCorp T&T Pte Ltd	0.3
MediaCorp Technologies Pte Ltd	0.2
Pacific Internet Limited	0.3
Powergrid Limited	0.4
PSA Corporation Limited	0.2
Radiance Communications Pte Ltd	0.2
RC Hotels (Pte) Ltd	0.4
SCS Networks Pte Ltd	0.1
Singapore Airlines Limited	0.8
Singapore MRT Ltd	0.3
SP Services Ltd	2.2
ST Vehicles and Equipment Pte Ltd	0.4
Starhub Cable Vision Pte Ltd	11.8
Starhub Pte Ltd	13.0
Telechoice International Pte Ltd	0.8
Temasek Holdings (Private) Limited	0.1
TIBS Motors Pte Ltd	0.5
Tuas Power Supply Pte Ltd	17.5
	54.8

SHAREHOLDER INFORMATION

As at 16 June 2003

Ordinary Shares

Number of ordinary shareholders	376,648
Number of holders of CHESS Units of Foreign Securities in ordinary shares of SingTel ("CUFS")	38,427

Voting rights:

On show of hands – one member present in person and each proxy shall have one vote

On poll – every member present in person or by proxy shall have one vote for every share he holds or represents

Substantial Shareholders

	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	11,971,746,916	2,650,000
The Capital Group Companies, Inc.	–	1,056,096,273

* The deemed interests were held through the substantial shareholders' associated and/or subsidiary companies.

Major Shareholders List – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Pte) Ltd	11,971,746,916	67.16
2	Central Provident Fund Board	1,680,048,749	9.42
3	DBS Nominees Pte Ltd	1,052,690,631	5.91
4	Raffles Nominees Pte Ltd	991,015,368	5.56
5	Citibank Nominees Singapore Pte Ltd	310,316,282	1.74
6	United Overseas Bank Nominees Pte Ltd	235,422,601	1.32
7	HSBC (Singapore) Nominees Pte Ltd	231,601,449	1.30
8	KDDI Corporation	221,310,898	1.24
9	Chess Depositary Nominees Pty Limited	190,748,991*	1.07
10	DB Nominees (S) Pte Ltd	187,666,424	1.05
11	Oversea-Chinese Bank Nominees Pte Ltd	60,227,708	0.34
12	Morgan Stanley Asia (S'pore) Securities Pte Ltd	47,391,069	0.27
13	Nomura Securities S'pore Pte Ltd	12,040,082	0.07
14	Employees Provident Fund Board	8,410,000	0.05
15	UOB Kay Hian Pte Ltd	6,558,295	0.04
16	DBS Vickers Securities (S) Pte Ltd	4,924,604	0.03
17	Royal Bank of Canada Nominees Pte Ltd	4,188,953	0.02
18	HSBC Republic Bank (Suisse) SA	4,076,010	0.02
19	OCBC Securities Private Ltd	4,039,308	0.02
20	SEAPAC Investment Pte Ltd	3,645,000	0.02
		17,228,069,338	**96.65**

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

SHAREHOLDER INFORMATION

As at 16 June 2003

Major CUFS Holders List* – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Queensland Investment Corporation	21,699,175	0.12
2	Citicorp Nominees Pty Limited	20,401,974	0.11
3	Westpac Custodian Nominees Limited	12,339,077	0.07
4	ANZ Nominees Limited	10,486,424	0.06
5	National Nominees Limited	6,131,841	0.03
6	HSBC Custody Nominees (Aust) Ltd	4,176,269	0.02
7	J P Morgan Nominees Australia Ltd	2,195,214	0.01
8	Optus Share Plan Pty Limited	1,919,459	0.01
9	Brispot Nominees Pty Ltd	1,778,219	0.01
10	J P Morgan Nominees Australia	1,669,526	0.01
11	Peto Bros Pty Ltd	531,200	0.00
12	Equipart Nominees Pty Ltd	525,000	0.00
13	Haviv Alfassi	400,000	0.00
14	Paul D O'Sullivan	353,172	0.00
15	UBS Warburg Private Clients Nominees Pty Ltd	352,773	0.00
16	Tower Trust Limited	298,315	0.00
17	David Goldberg	264,400	0.00
18	Mun Choon Ho	255,000	0.00
19	The Abdelmalek Family Pty Ltd	250,000	0.00
20	Kimian Edwards Pty Limited	250,000	0.00
		86,277,038	**0.48**

* CUFS are CHESS Units of Foreign Securities relating to shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

Analysis Of Shareholders And CUFS Holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	332,164	80.02	76,959,505	0.43
1,000 – 5,000	58,473	14.09	134,752,187	0.76
5,001 – 10,000	12,817	3.09	94,839,733	0.53
10,001 – 100,000	11,106	2.68	259,858,498	1.46
100,001 – 1,000,000	467	0.11	108,376,923	0.61
1,000,001 and above	47	0.01	17,151,039,848	96.21
	415,074	**100.00**	**17,825,826,694**	**100.00**

Number of holders holding less than a marketable parcel 309,846

Notes:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.
2. Based on information available to the Company as at 16 June 2003, approximately 26.90% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

Relative Share Price
(1 Apr 2002- 31 Mar 2003)


% Change
10
5
0
-5
-10
-15
-20
-25
-30
-35
-40
MSCI Asia Pacific Telecom Index
SingTel-ASX
SingTel-SGX
MSCI World Telecom Index
Straits Times Index
1/4/02
15/4/02
29/4/02
13/5/02
27/5/02
10/6/02
24/6/02
8/7/02
22/7/02
5/8/02
19/8/02
2/9/02
16/9/02
30/9/02
14/10/02
28/10/02
11/11/02
25/11/02
9/12/02
23/12/02
6/1/03
20/1/03
3/2/03
17/2/03
3/3/03
17/3/03
31/3/03

10-year Cumulative Profit & Dividend History


S$Billion
20
15
10
5
0
Net Profit After Tax
Total Dividends
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

SINGTEL CONTACT POINTS

HEADQUARTERS
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65-6838 3388
Fax: +65-6738 3769
Email: contact@singtel.com
Web: www.singtel.com

AUDITORS
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65-6236 3388
Fax: +65-6236 3300
Audit Partner: Gautam Banerjee (appointed with effect from financial year ended 31 March 2003)

SHARE REGISTRAR
Singapore:
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65-6228 0544
Fax: +65-6225 1452
Email: annualreports@mcsvc.com.sg

Australia:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Tel: 1800 501 501 (Australian callers only)
61 3 9615 5970 (International callers)
Fax: 61 2 8234 5050
Email: web.queries@computershare.com.au

AMERICAN DEPOSITARY RECEIPTS
Citibank N.A.
111 Wall Street
New York, NY 10005
20th Floor Zone 7
Tel : 212 657 1853
Fax : 212 825 5398
Email : rhonda.c.lee@citigroup.com

SINGTEL OPTUS
All enquiries: 1800 555 937
Email: optusbusiness@optus.com.au
Website: optusbusiness.com.au

Sydney (Head Office)
Tel: +61 2 9342 7800

Melbourne
Tel: +61 3 9233 4000

Brisbane
Tel: +61 7 3317 3700

Canberra
Tel: +61 2 6222 3800

Adelaide
Tel: +61 8 8468 5100

Perth
Tel: +61 8 9288 3000

Darwin
Tel: +61 8 8982 0500

OVERSEAS OFFICES
China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

China, Guangzhou
Tel: +86 20 8386 1752
Fax: +86 20 8386 1752
Email: singtel-gz@singtel.com

China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 2267 272
Fax: +91 80 2250 509
Email: singtel-ind@singtel.com

India, Chennai
Tel: +91 44 2827 5191
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5498 6533
0120-680-229 (toll free)
Fax: +81 3 5498 6532
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Redwood City
Tel: +1 650 508 6800
1-877-SingTel (US toll free)
Fax: +1 650 508 1579
Email: singtel-usa@singtel.com

USA, Connecticut, Stamford
Tel: +1 203 323 9690
1-877-SingTel (US toll free)
Fax: +1 203 323 9948
Email: singtel-usa@singtel.com

USA, Texas, Houston
Tel: +1 281 405 2626
Fax: +1 281 405 2627
Email: singtel-usa@singtel.com

USA, Illinois, Chicago
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

NATIONAL COMPUTER SYSTEMS
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

SINGTEL CUSTOMER HOTLINES

Billing	1688
Business	1606
Fault Reporting	1608
Mobile	1626
Paging	1620
Residential	1609
SingNet	1610

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SingTel

Asia's Leading Communications Company

Annual Review & Summary Financial Statement 2002/2003

ABOUT THE COVER

The cover shows SingTel, represented by a human figure, scaling new heights in its determined quest to bring the best of communications to Asia. Our growing significant presence in the region testifies to a visionary leadership.

As SingTel's reach in Asia expands, just like a blooming flower, we never forget the equally important bond between our customers and us. We carefully nurture this relationship to keep it fresh and vibrant.

LETTER TO SHAREHOLDERS

The SingTel Group has had a good year. While revenue growth in Singapore was impacted by the local economic conditions, the cash flow performance of the Singapore business was strong. More significantly, we continue to reap benefits of an international expansion strategy, which has been successfully developed over the last 15 years.

SingTel began its overseas expansion with a small investment – in a data communications company – in 1989. Investments in many markets followed, including a number in Europe. Over the years, the Group refocused its strategy and rationalised its investments, moving the emphasis to opportunities in the Asia Pacific, especially on mobile telephony.

Today, the SingTel Group is the region's largest multi-market mobile operator, serving 35 million customers in six markets. The growing importance of the Group's international business is reflected in its results for the financial year.

Proportionate revenues from outside Singapore accounted for 65 per cent of Group revenue, while more than half of proportionate earnings before interest, tax, depreciation and amortisation (EBITDA) came from overseas. These results are significantly ahead of the target of 20 per cent of earnings from overseas investments we set ourselves just six years ago.

GROUP RESULTS

The Group's performance for the financial year exceeded all our key objectives. In Singapore, SingTel continued its excellent track record of cash flow generation, while outside of Singapore, there was strong profitable growth from SingTel Optus and our associates.

This year's results saw revenues for the year rising 41 per cent, at S$10.3 billion, exceeding S$10 billion for the first time in the Group's history. Net profit after tax (before goodwill) amounted to S$2.03 billion. With a post-goodwill profit after tax of S$1.40 billion, the Group remains the most profitable company listed on the Singapore Exchange.

Despite continued weakness in the Singapore economy, SingTel (excluding Optus) managed to defend its margins, by keeping a tight rein on costs. It delivered an operational EBITDA margin of 51 per cent and free cash flow of S$1.49 billion for the year.

In Australia, Optus maintained its growth momentum. It achieved positive cash flow for the first time in its history, one year earlier than expected. It also expanded its margins and reported a net profit at the bottom line.

Another significant milestone was achieved this year when pre-tax contributions from the Group's associated companies crossed the S$1 billion mark for the first time. Our regional mobile associates continue to perform spectacularly, in terms of subscriber growth and earnings contributions.

FINANCIAL POSITION

The Group's financial position and balance sheet remain strong. Cash flows improved substantially in this financial year due to reductions in overseas investments, lower C2C capital expenditure and Optus turning cash flow positive.

Net debt decreased during the year to S$9.56 billion at the end of March 2003. We have met the medium term credit targets that we made at the time of SingTel's global bond offering in November 2001.

The Group took an important step to divest its non-core assets, with the initial public offering (IPO) of Singapore Post. The offer, which closed on 6 May 2003, received an overwhelming response from investors around the world. The placement offer was nine times subscribed.

This result was all the more remarkable given that the management of SingPost did not step out of Singapore to market the offer due to the Sars outbreak. Instead, the team embarked on the first ever IPO virtual roadshow, using SingTel's own videoconferencing services.

Net IPO proceeds to SingTel amounted to approximately S$760 million. A gain of about S$540 million will be recorded in SingTel's results for the quarter ended June 2003. With this divestment, SingTel's stake in SingPost has been reduced to 31 per cent.

Given the Group's very strong cash flow generation, the Board of Directors has recommended that the dividend be maintained at 5.5 cents per share. The payout ratio is 48 per cent of pre-goodwill net profit. This is slightly higher than the Group's normal payout ratio of 30 to 45 per cent, and reflects our confidence in SingTel's future prospects.

LOOKING AHEAD

SingTel will continue to maintain its focus on execution and maximising the value of its existing businesses and its regional investments. This includes reviewing opportunities to increase its shareholding in existing associates.

The Group's medium term objective is to grow earnings at double digit levels. However, this will be dependent on economic developments in Singapore, Australia and elsewhere in the Asia Pacific.

As I write, the Sars situation in Singapore seems to have stabilised and we are hopeful that its impact on the Singapore economy will ease in the months ahead.

The success of our international expansion strategy has transformed the financial and business profile of the Group. We are now well diversified geographically and in terms of our business mix.

As a result, SingTel is in a strong position to achieve above average growth despite the challenging outlook for the Singapore and regional economies this year. Ultimately, our aim is to continue delivering on our commitment to creating value for shareholders.

CHANGES IN THE BOARD

At the forthcoming Annual General Meeting, LG Lim Chuan Poh and I will be retiring from the Board of Directors. Mr Chumpol NaLamlieng, who joined the SingTel Board in June last year, has been nominated by the Board to take over the Chair.

Khun Chumpol is currently the President and Director of The Siam Cement Public Co., Ltd, where he has served for more than 30 years. Siam Cement under his leadership has consistently been considered one of the best managed companies in Thailand, as well as one of the most progressive in terms of corporate governance.

Chumpol has an impressive track record in international business, and is highly regarded in the financial and investment community. In 2001, he was one of 50 leaders named by BusinessWeek as one of 'The Stars of Asia'.

SingTel will benefit greatly from his vast experience and his astute understanding of the business environment in Asia. Chumpol has a keen interest in communications and technology. I am confident that SingTel will remain in good hands under his leadership and guidance.

I would also like to take this opportunity to welcome on board three recent appointees to the SingTel Board – Messrs Heng Swee Kiat and Simon Israel, and Professor Tommy Koh. All three are distinguished gentlemen, highly regarded by their peers and colleagues. They will enrich the international perspective and experience of the Board, giving it a broad diversity of talent to guide SingTel's future development.

The composition of the SingTel Board has changed significantly in recent years. Just three years ago, the entire Board was made up of Singapore citizens. After the AGM, four out of ten directors will be non-Singaporeans, reflecting the changing nature of the Group's business and operations.

SingTel's accomplishments

During my time on the SingTel Board, a number of strategic initiatives undertaken by the Group have begun to bear fruit.

The integration of SingTel and Optus has been carried out very smoothly, and Optus' performance has turned around remarkably. The economic outlook for Australia, the largest segment of our proportionate revenue, remains robust.

I believe that as a member of the SingTel Group, Optus, with its proven capacity for growth through a challenger approach, is extremely well positioned for continued outperformance in the Australian telecoms market.

Our investments in Asia have been maturing very well, with further growth to be expected in the coming years. They have also begun to demonstrate solid cash flow generating capabilities through the payment of dividends.

The Group's Singapore business remains strong. We have maintained our leading market position despite stiff competition. With the sale of a significant stake in SingPost, our balance sheet has been considerably strengthened.

In the ten years since its listing in 1993, SingTel has been profitable every year, chalking up a cumulative net profit exceeding S$17 billion in the process. Including dividends to be paid out this year, the Group would have paid out dividends in excess of S$10.5 billion.

SingTel's performance in the last couple of years has received recognition from a number of quarters. In a FinanceAsia poll this year, Asian fund managers voted SingTel 'Asia's Best Telecoms Company'.

Telecom Asia, the region's leading industry publication, has named Optus the 'Best Competitive Carrier' in its 2003 awards, and SingTel the 'Best Asian Telecom Carrier', for the sixth year running.

Acknowledgements

I have enjoyed the time I have served on the SingTel Board. It has been an enriching experience for me. I am most grateful to my colleagues on the Board for the guidance and advice they have given me on many issues.

I would like to express my thanks to the more than 20,000 employees of the SingTel Group, in Singapore, Australia and around the world, including the staff of SingPost, for their hard work and contributions to the Group during my stint.

My thanks go out also to our customers, business partners and shareholders for their continued support and trust. I am confident that, in spite of the difficult environment we are operating in, the SingTel Group is well positioned for the future.

Ang Kong Hua
Chairman

SUMMARY FINANCIAL STATEMENT

IMPORTANT NOTE

The summary financial statement as set out on pages 4 to 16 contains only a summary of the information in the directors' report and financial statements of the Company's Full Financial Report. It does not contain sufficient information to allow for a full understanding of the results and the state of affairs of the Company and the Group.

For further information, the full financial statements, the auditors' report on those statements and the directors' report in the Full Financial Report should be consulted. Shareholders may request for a copy of the Full Financial Report at no cost by notifying the Company by 4 August 2003.

SUMMARY DIRECTORS' REPORT

1. DIRECTORS

The directors of the Company in office at the date of this report are as follows:

Ang Kong Hua (Chairman)
Lee Hsien Yang (President and Chief Executive Officer)
Paul Chan Kwai Wah (1)
LG Lim Chuan Poh
John Powell Morschel (1)
Chumpol NaLamlieng (1) (appointed on 13 June 2002)
Quek Poh Huat
Jackson Peter Tai
Nicky Tan Ng Kuang (1)

(1) The directors were last re-elected on 30 August 2002

Keith Tay Ah Kee and Seah Kian Peng, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2002. Dr Yogen K Dalal resigned with effect from 6 September 2002.

2. PRINCIPAL ACTIVITIES

The Company is principally engaged in the operation and provision of telecommunications systems and services and investment holding.

The principal activities of the Company's subsidiary companies consist of:

Data communications services;
Directory advertising and publishing;
Investment holding;
Operation of a submarine cable system;
Postal services;
Provision of cable television services;
Provision of information technology services;
Provision of mobile phone and paging services;
Provision of telecommunications and internet services;
Sale and maintenance of telecommunications equipment;
Value added network and computer network services; and
Venture capital investments in start-up technology and telecommunications companies.

There has been no significant change in the nature of the principal activities during the financial year.

3. ISSUE OF SHARES AND DEBENTURES

There has been no issue of shares or debentures by the Company during the financial year.

4. ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES AND DEBENTURES

Neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object is to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures, of the Company or any other body corporate, except for share options granted under the Singapore Telecom Executives' Share Option Scheme ("1994 Scheme") and Singapore Telecom Share Option Scheme 1999 ("1999 Scheme").

5. DIRECTORS' INTEREST IN SHARES AND DEBENTURES

The interests of the directors holding office at the end of the financial year in the share capital and debentures of the Company according to the register of directors' shareholdings were as follows:

	Holdings registered in the name of director or nominee		**Holdings in which director is deemed to have an interest**	
	At 31 Mar 2003	**At 1 Apr 2002 or date of appointment, if later**	**At 31 Mar 2003**	**At 1 Apr 2002 or date of appointment, if later**
Singapore Telecommunications Ltd				
(Ordinary shares of S$0.15 each)				
Ang Kong Hua	501,540	1,490	1,540	1,490
Lee Hsien Yang	752,393	252,333	1,740	1,690
Paul Chan Kwai Wah	1,880	1,820	1,740	1,690
LG Lim Chuan Poh	1,540	1,490	–	–
John Powell Morschel	3,200	3,200	–	–
Quek Poh Huat	1,880	1,820	1,740	1,690
Jackson Peter Tai	110,000	30,000	–	–
(Options to purchase ordinary shares of S$0.15 each)				
Ang Kong Hua (1)	140,000	–	–	–
Lee Hsien Yang (2)	6,170,000	4,020,000	–	–
Paul Chan Kwai Wah (1)	60,000	–	–	–
John Powell Morschel (1)	60,000	–	–	–
Chumpol NaLamlieng (1)	60,000	–	–	–
Quek Poh Huat (1)	60,000	–	–	–
Jackson Peter Tai (1)	60,000	–	–	–
Nicky Tan Ng Kuang (1)	60,000	–	–	–

(1) At exercise price of S$1.42 per share.

(2) At exercise price of between S$1.36 and S$3.03 per share (2002: between S$1.69 to S$3.03 per share). Included in the share options as at 31 March 2003 are 2,150,000 (2002: nil) Performance Share Options which will only vest when performance targets are met as described in Note 7(b) of this report.

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2003.

6. DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than as disclosed in the consolidated financial statements and in this report) by reason of a contract made by the Company or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

7. SHARE OPTIONS

The Compensation Committee is responsible for administering the share option plans. At the date of this report, the Committee members are Ang Kong Hua (Chairman of the Committee), LG Lim Chuan Poh and John Powell Morschel.

Share options granted and cancelled during the financial year, and options outstanding at the end of the financial year, are as follows:

(a) 1994 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
16.6.97	17.6.98 to 16.6.02	S$2.32	1,677	1,677	-
17.6.98	18.6.99 to 17.6.03	S$2.05	3,403	312	3,091
Total			**5,080**	**1,989**	**3,091**

Included in the balances as at 1 April 2002 and 31 March 2003 are 120,000 share options granted on 17 June 1998 to an executive director.

Following the approval of the 1999 Scheme by shareholders at the Extraordinary General Meeting held on 29 September 1999, the 1994 Scheme was terminated.

SUMMARY DIRECTORS' REPORT

7. SHARE OPTIONS (cont'd)

(b) 1999 Scheme

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options granted ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
Market Price Share Options						
For staff and senior management						
9.11.99	10.11.00 to 9.11.09	S$3.03	8,493	–	737	7,756
15.5.00	16.5.01 to 15.5.10	S$2.29	30	–	–	30
9.6.00	10.6.01 to 9.6.10	S$2.26	32,778	–	1,732	31,046
3.7.00	4.7.01 to 3.7.10	S$2.40	30	–	–	30
26.7.00	27.7.01 to 26.7.10	S$2.32	20	–	20	–
7.8.00	8.8.01 to 7.8.10	S$2.33	20	–	–	20
14.8.00	15.8.01 to 14.8.10	S$2.33	10	–	10	–
1.9.00	2.9.01 to 1.9.10	S$2.75	113	–	–	113
11.9.00	12.9.01 to 11.9.10	S$2.66	20	–	–	20
25.9.00	26.9.01 to 25.9.10	S$2.59	20	–	–	20
2.10.00	3.10.01 to 2.10.10	S$2.54	555	–	–	555
25.10.00	26.10.01 to 25.10.10	S$2.70	10	–	–	10
2.1.01	3.1.02 to 2.1.11	S$2.68	50	–	10	40
8.1.01	9.1.02 to 8.1.11	S$2.67	225	–	–	225
12.2.01	13.2.02 to 12.2.11	S$2.85	15	–	–	15
19.2.01	20.2.02 to 19.2.11	S$2.84	45	–	10	35
2.5.01	3.5.02 to 2.5.11	S$1.80	225	–	–	225
30.5.01	31.5.02 to 30.5.11	S$1.69	55,142	–	2,585	52,557
1.6.01	2.6.02 to 1.6.11	S$1.67	30	–	–	30
2.7.01	3.7.02 to 2.7.11	S$1.84	25	–	–	25
5.7.01	6.7.02 to 5.7.11	S$1.86	15	–	–	15
9.7.01	10.7.02 to 9.7.11	S$1.84	40	–	–	40
1.8.01	2.8.02 to 1.8.11	S$1.81	25	–	–	25
8.8.01	9.8.02 to 8.8.11	S$1.87	150	–	–	150
16.8.01	17.8.02 to 16.8.11	S$1.89	78	–	–	78
1.10.01	2.10.02 to 1.10.11	S$1.76	20	–	–	20
29.11.01	30.11.02 to 29.11.11	S$1.73	45,894	–	8,079	37,815
10.12.01	11.12.02 to 10.12.11	S$1.75	222	–	–	222
15.1.02	16.1.03 to 15.1.12	S$1.72	50	–	50	–
21.2.02	22.2.03 to 21.2.12	S$1.63	69	–	–	69
30.5.02	31.5.03 to 30.5.12	S$1.54	–	107,907	6,371	101,536
3.6.02	4.6.03 to 3.6.12	S$1.54	–	125	–	125
8.7.02	9.7.03 to 8.7.12	S$1.42	–	36	–	36
26.8.02	27.8.03 to 26.8.12	S$1.50	–	222	–	222
Balance carried forward			**144,418**	**108,290**	**19,604**	**233,104**

7. SHARE OPTIONS (cont'd)

(b) 1999 Scheme (cont'd)

Date of grant	Exercise period	Exercise price	Balance as at 1 Apr 2002 ('000)	Options granted ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
Market Price Share Options						
Balance brought forward			**144,418**	**108,290**	**19,604**	**233,104**
For executive director						
9.11.99	10.11.00 to 9.11.09	S$3.03	500	–	–	500
9.6.00	10.6.01 to 9.6.10	S$2.26	1,500	–	–	1,500
30.5.01	31.5.02 to 30.5.11	S$1.69	1,900	–	–	1,900
For non-executive directors						
9.9.02	10.9.03 to 9.9.12	S$1.42	–	560	–	560
Total Market Price Share Options			**148,318**	**108,850**	**19,604**	**237,564**
Performance Share Options						
For senior management						
3.7.02	3.7.05 to 3.7.12	S$1.36	–	9,616	–	9,616
For executive director						
3.7.02	3.7.05 to 3.7.12	S$1.36	–	2,150	–	2,150
Total Performance Share Options			–	**11,766**	–	**11,766**
Total			**148,318**	**120,616**	**19,604**	**249,330**

The 1999 Scheme is a ten-year scheme. Share options were granted without performance hurdles ("Market Price Share Options") or with performance hurdles ("Performance Share Options").

Market Price Share Options are granted to eligible employees (including executive directors) based on the performance of the Group and individual. These share options vest over three years from the date of grant and are exercisable after the first anniversary of the date of grant and expiring on the tenth anniversary of the date of grant.

Performance Share Options are conditional grants established with the objective of motivating senior management to strive for superior performance and sustaining long term growth across the Group. The vesting is conditional on performance targets set based on medium-term corporate objectives such as Return on Invested Capital and Relative Share Price vis-à-vis MSCI Global Telecommunications Index. At the end of the performance period, currently prescribed to be a three-year performance period, the final number of Performance Share Options awarded will depend on the level of achievement of those targets provided the minimum level of targets achieved is not less than 75% of the targets set. If the minimum level of targets is not met, no Performance Share Options will vest. If the targets are exceeded by more than 100%, the maximum of 100% of Performance Share Options will vest. A total of 11,765,750 Performance Share Options were granted to 17 key executives during the financial year.

7. SHARE OPTIONS (cont'd)

(b) 1999 Scheme (cont'd)

Market Price Share Options granted to and accepted by non-executive directors of the Group in the current financial year are as follows:

Name of director	Number of share options
Ang Kong Hua	140,000
Paul Chan Kwai Wah	60,000
John Powell Morschel	60,000
Chumpol NaLamlieng	60,000
Quek Poh Huat	60,000
Jackson Peter Tai	60,000
Nicky Tan Ng Kuang	60,000
Keith Tay Ah Kee	20,000
Lim Ho Kee	20,000
Ong Ah Heng	20,000
Total	**560,000**

(c) Optus Executive Option Plan

With the acquisition of SingTel Optus Pty Limited ("SingTel Optus"), the Optus Executive Share Option Plan was amended to allow SingTel Optus to discharge its obligations by procuring the issue to the SingTel Optus option holders of ordinary shares in SingTel in the ratio of 1.66 SingTel shares per share option. Details are as follows:

Date of grant	Exercise period	Exercise price	Balance as at 1 April 2002 ('000)	Options granted ('000)	Options cancelled ('000)	Balance as at 31 Mar 2003 ('000)
24.05.00	24.5.03 to 24.5.07	A$3.70 for 1.66 SingTel shares	11,103	–	3,007	8,096

As of 31 March 2003, no share options have been granted to controlling shareholders or their associates, or to parent group employees, and no employee has received 5% or more of the total options available under the share option schemes.

No shares of the Company have been allotted and issued during the financial year by virtue of the exercise of options to take up unissued shares of the Company or any subsidiary company.

8. AUDIT COMMITTEE

At the date of this report, the Audit Committee comprises the following members, all of whom are non-executive and independent:

Nicky Tan Ng Kuang (Chairman) (appointed as Chairman on 10 September 2002)
Chumpol NaLamlieng (appointed on 10 September 2002)
Jackson Peter Tai

Keith Tay Ah Kee and Seah Kian Peng, who served during the financial year, retired following the conclusion of the Annual General Meeting held on 30 August 2002.

9. UNUSUAL ITEMS DURING AND AFTER THE FINANCIAL YEAR

In the opinion of the directors, no item, transaction or event of a material and unusual nature has arisen during the financial year or in the interval between the end of the financial year and the date of this report which would substantially affect the results of the operations of the Group and of the Company for the financial year in which this report is made, or render any items in the financial statements of the Group and the Company for the current financial year misleading, and/or affect the ability of the Group and the Company in meeting the obligations as and when they fall due, except as disclosed in the notes to the full financial statements.

The summary financial statement set out on pages 4 to 16 was approved by the board of directors on 16 May 2003 and was signed on its behalf by:

Ang Kong Hua
Chairman

Lee Hsien Yang
Director

Singapore
16 May 2003

AUDITORS' STATEMENT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

We have examined the summary financial statement set out on pages 4 to 16.

In our opinion, the summary financial statement is consistent in all material respects with the full financial statements and directors' report of Singapore Telecommunications Limited for the year ended 31 March 2003 from which they were derived and complies with the requirements of section 203A of the Companies (Amendment) Act 1995, and regulations made thereunder, applicable to a summary financial statement.

We have issued an unqualified audit report dated 16 May 2003 on the full financial statements of Singapore Telecommunications Limited and its subsidiary companies for the year ended 31 March 2003, which is as follows:

"AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

We have audited the financial statements of Singapore Telecommunications Limited and the consolidated financial statements of the Group for the financial year ended 31 March 2003 set out on pages 104 to 185. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying financial statements of the Company and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Singapore Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:

  (i) the state of affairs of the Company and of the Group as at 31 March 2003, the profit and changes in equity of the Company and of the Group, and the cash flows of the Group for the financial year ended on that date; and

  (ii) the other matters required by section 201 of the Act to be dealt with in the financial statements of the Company and the consolidated financial statements of the Group; and

(b) the accounting and other records, and the registers required by the Act to be kept by the Company and by those subsidiary companies incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of the subsidiary companies are stated in Note 42 to the financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

AUDITORS' STATEMENT
TO THE MEMBERS OF SINGAPORE TELECOMMUNICATIONS LIMITED

The auditors' reports on the financial statements of the subsidiary companies were not subject to any material qualification and in respect of subsidiary companies incorporated in Singapore did not include any comment made under section 207(3) of the Act."

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Singapore
16 May 2003

Note:
The page numbers are as stated in the Auditors' Report dated 16 May 2003 included in Singapore Telecommunications Limited's full financial statements for the financial year ended 31 March 2003.

SUMMARY INCOME STATEMENTS

For The Financial Year Ended 31 March 2003

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Operating revenue	10,258.7	7,269.2	2,586.8	2,982.2
Operating expenses	(6,562.2)	(4,254.0)	(1,191.5)	(1,348.0)
Other income	46.2	41.8	79.1	78.8
Operational EBITDA	**3,742.7**	**3,057.0**	**1,474.4**	**1,713.0**
Compensation from IDA	337.0	337.0	337.0	337.0
Amortisation of goodwill on acquisition of subsidiary companies	(555.6)	(333.5)	–	–
Depreciation and other amortisation	(1,763.2)	(1,014.9)	(372.7)	(346.2)
	1,760.9	**2,045.6**	**1,438.7**	**1,703.8**
Exceptional items	(1,027.4)	(60.9)	(503.6)	(61.8)
Profit on operating activities	**733.5**	**1,984.7**	**935.1**	**1,642.0**
Associated and joint venture companies				
– share of ordinary results	774.6	323.9	–	–
– share of exceptional items	257.2	(83.4)	–	–
– amortisation of goodwill	(77.2)	(19.6)	–	–
	954.6	220.9	–	–
Profit before interest and tax	**1,688.1**	**2,205.6**	**935.1**	**1,642.0**
Interest and investment income	7.4	188.4	753.7	936.3
Interest on borrowings	(534.4)	(271.5)	(245.9)	(153.4)
Profit before tax	**1,161.1**	**2,122.5**	**1,442.9**	**2,424.9**
Taxation	(54.4)	(498.0)	(216.3)	(411.4)
Profit after tax	**1,106.7**	**1,624.5**	**1,226.6**	**2,013.5**
Minority interests	293.8	6.8	–	–
Profit attributable to shareholders	**1,400.5**	**1,631.3**	**1,226.6**	**2,013.5**
Directors' remuneration				
– paid by the company	2.2	1.8	2.2	1.8
– paid by subsidiary companies	–	*		
EBITDA	5,111.5	3,634.5		
Basic earnings per share (cents)				
– after goodwill	7.86	9.76		
– before goodwill	11.41	11.87		
Diluted earnings per share (cents)				
– after goodwill	7.86	9.76		
Net tangible asset per share (cents)	16.80	10.56		

* denotes amount of less than S$50,000.

SUMMARY BALANCE SHEETS
As At 31 March 2003

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Current assets				
Cash and cash equivalents	949.4	1,728.9	489.4	799.4
Short term investments	107.9	514.5	20.0	54.8
Trade and other debtors	2,264.8	2,493.8	1,368.1	1,616.7
Inventories	476.8	449.5	10.5	12.7
	3,798.9	**5,186.7**	**1,888.0**	**2,483.6**
Non-current assets				
Property, plant and equipment (net)	12,631.8	13,437.8	2,994.0	3,049.2
Goodwill on consolidation	10,294.9	11,044.8	–	–
Intangibles	521.4	525.1	4.6	4.9
Subsidiary companies	–	–	19,972.3	18,778.9
Associated companies	4,845.8	3,784.8	3.1	39.6
Joint venture companies	358.9	312.6	170.8	233.4
Long term investments	226.5	599.0	131.4	439.7
Deferred tax assets	953.4	392.2	–	–
Other non-current assets	38.9	66.8	25.3	47.4
	29,871.6	**30,163.1**	**23,301.5**	**22,593.1**
Total assets	**33,670.5**	**35,349.8**	**25,189.5**	**25,076.7**
Current liablities				
Trade and other creditors	3,454.6	3,554.7	1,152.9	1,134.7
Provisions	18.5	18.1	–	–
Due to subsidiary companies	–	–	465.9	311.8
Borrowings (unsecured)	427.9	295.2	–	–
Borrowings (secured)	340.3	97.6	–	–
Current income tax	477.9	599.7	264.3	418.4
	4,719.2	**4,565.3**	**1,883.1**	**1,864.9**
Non-current liabilities				
Due to subsidiary companies	–	–	101.7	112.2
Borrowings (unsecured)	8,946.1	10,404.5	6,438.0	6,481.1
Borrowings (secured)	958.1	1,078.8	–	–
Deferred income tax	603.0	709.8	462.6	534.7
Deferred income	1,426.4	1,779.4	1,360.3	1,698.4
Advance billings	1,195.2	1,699.9	–	–
Other non-current liabilities	203.6	80.1	20.9	23.2
	13,332.4	**15,752.5**	**8,383.5**	**8,849.6**
Total liabilities	**18,051.6**	**20,317.8**	**10,266.6**	**10,714.5**
Net assets	**15,618.9**	**15,032.0**	**14,922.9**	**14,362.2**
Share capital and reserves				
Share capital	2,673.9	2,673.9	2,673.9	2,673.9
Reserves	12,796.1	11,905.1	12,249.0	11,688.3
Interests of shareholders of the Company	**15,470.0**	**14,579.0**	**14,922.9**	**14,362.2**
Minority interests	148.9	453.0	–	–
	15,618.9	**15,032.0**	**14,922.9**	**14,362.2**
Net current (liabilities)/assets	**(920.3)**	**621.4**	**4.9**	**618.7**

NOTES TO THE SUMMARY FINANCIAL STATEMENT

1. EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION ("EBITDA")

	Group	
	2003 S$ m	2002 S$ m
EBITDA is defined as follows:		
Profit before tax	1,161.1	2,122.5
Adjustments for:		
Amortisation of goodwill on accquisition of		
– subsidiary companies	555.6	333.5
– associated and joint venture companies	77.2	19.6
Depreciation and other amortisation	1,763.2	1,014.9
Exceptional items	1,027.4	60.9
Interest and investment income	(7.4)	(188.4)
Interest on borrowings	534.4	271.5
EBITDA	5,111.5	3,634.5

2. DIVIDENDS

	Group and Company	
	2003 S$ m	2002 S$ m
Final dividends of 5.5 cents (2002: 5.5 cents) per share, paid net tax of 22.0% (2002:24.5%)	764.7	697.4

The directors have proposed a final dividend of 5.5 cents per share, less tax at 22.0%, amounting to a total of S$764.7 million in respect of the financial year ended 31 March 2003. The financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the financial year ending 31 March 2004.

NOTES TO THE SUMMARY FINANCIAL STATEMENT

3. REVISED STATEMENTS OF ACCOUNTING STANDARD AND INTERPRETATION OF THOSE STANDARDS

In the current financial year, the Group adopted the following Singapore Statements of Accounting Standard ("SAS") and Interpretations of SAS ("INTs"):

SAS 1	(Revised 1999)	Presentation of Financial Statements
SAS 11	(Revised)	Construction Contracts
SAS 14	(Revised)	Property, Plant and Equipment
SAS 16	(Revised)	Revenue
SAS 17	(2002)	Employee Benefits
SAS 20	(Revised)	The Effects of Changes in Foreign Exchange Rates
INT 18		Consistency – Alternative Methods
INT 20		Equity – Costs of an Equity Transaction
INT 22		Evaluating the Substance of Transactions Involving the Legal Form of a Lease
INT 23		Business Combinations – "Date of Exchange" and Fair Value of Equity Instruments
INT 24		Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests

The adoption of the above new or revised SAS and INTs does not have a material impact on the net profit of the Group attributable to shareholders, as the Group was already following the recognition and measurement principles in those SAS and INTs.

4. RELATED PARTY TRANSACTIONS

During the financial year, the Group and the Company have no significant transactions with related parties, consisting of subsidiary companies of the ultimate holding company or associated and joint venture companies of the Group except for the following:

	Group		Company	
	2003 S$ m	2002 S$ m	2003 S$ m	2002 S$ m
Telecommunication services rendered	151.9	122.1	83.1	83.0
Postal services rendered	13.8	9.4	–	–
Rental and maintenance services rendered	11.8	–	11.8	–
Information technology services rendered	5.7	10.9	–	–
Transmission capacity purchased	106.5	40.8	–	–
Telecommunications charges incurred	62.6	55.7	18.3	19.8
Utility charges incurred	47.6	54.8	35.8	41.3
Network termination charges incurred	34.1	12.0	–	–

All these transactions were at normal commercial terms and conditions and at market rates.

SHAREHOLDER INFORMATION

As at 16 June 2003

Ordinary Shares

Number of ordinary shareholders	376,648
Number of holders of CHESS Units of Foreign Securities in ordinary shares of SingTel ("CUFS")	38,427

Voting rights:

On show of hands – one member present in person and each proxy shall have one vote

On poll – every member present in person or by proxy shall have one vote for every share he holds or represents

Substantial Shareholders

	Direct Interest	Deemed Interest*
Temasek Holdings (Private) Limited	11,971,746,916	2,650,000
The Capital Group Companies, Inc.	–	1,056,096,273

* The deemed interests were held through the substantial shareholders' associated and/or subsidiary companies.

Major Shareholders List – Top 20

No.	Name	No. of shares held	% of issued share capital
1	Temasek Holdings (Pte) Ltd	11,971,746,916	67.16
2	Central Provident Fund Board	1,680,048,749	9.42
3	DBS Nominees Pte Ltd	1,052,690,631	5.91
4	Raffles Nominees Pte Ltd	991,015,368	5.56
5	Citibank Nominees Singapore Pte Ltd	310,316,282	1.74
6	United Overseas Bank Nominees Pte Ltd	235,422,601	1.32
7	HSBC (Singapore) Nominees Pte Ltd	231,601,449	1.30
8	KDDI Corporation	221,310,898	1.24
9	Chess Depositary Nominees Pty Limited	190,748,991*	1.07
10	DB Nominees (S) Pte Ltd	187,666,424	1.05
11	Oversea-Chinese Bank Nominees Pte Ltd	60,227,708	0.34
12	Morgan Stanley Asia (S'pore) Securities Pte Ltd	47,391,069	0.27
13	Nomura Securities S'pore Pte Ltd	12,040,082	0.07
14	Employees Provident Fund Board	8,410,000	0.05
15	UOB Kay Hian Pte Ltd	6,558,295	0.04
16	DBS Vickers Securities (S) Pte Ltd	4,924,604	0.03
17	Royal Bank of Canada Nominees Pte Ltd	4,188,953	0.02
18	HSBC Republic Bank (Suisse) SA	4,076,010	0.02
19	OCBC Securities Private Ltd	4,039,308	0.02
20	SEAPAC Investment Pte Ltd	3,645,000	0.02
		17,228,069,338	**96.65**

* The shares held by CHESS Depositary Nominees Pty Limited are held on behalf of the persons entered in the register of CUFS holders.

SHAREHOLDER INFORMATION

As at 16 June 2003

Major CUFS Holders List* – Top 20

No.	Name	No. of CUFS held	% of issued share capital
1	Queensland Investment Corporation	21,699,175	0.12
2	Citicorp Nominees Pty Limited	20,401,974	0.11
3	Westpac Custodian Nominees Limited	12,339,077	0.07
4	ANZ Nominees Limited	10,486,424	0.06
5	National Nominees Limited	6,131,841	0.03
6	HSBC Custody Nominees (Aust) Ltd	4,176,269	0.02
7	J P Morgan Nominees Australia Ltd	2,195,214	0.01
8	Optus Share Plan Pty Limited	1,919,459	0.01
9	Brispot Nominees Pty Ltd	1,778,219	0.01
10	J P Morgan Nominees Australia	1,669,526	0.01
11	Peto Bros Pty Ltd	531,200	0.00
12	Equipart Nominees Pty Ltd	525,000	0.00
13	Haviv Alfassi	400,000	0.00
14	Paul D O'Sullivan	353,172	0.00
15	UBS Warburg Private Clients Nominees Pty Ltd	352,773	0.00
16	Tower Trust Limited	298,315	0.00
17	David Goldberg	264,400	0.00
18	Mun Choon Ho	255,000	0.00
19	The Abdelmalek Family Pty Ltd	250,000	0.00
20	Kimian Edwards Pty Limited	250,000	0.00
		86,277,038	**0.48**

* CUFS are CHESS Units of Foreign Securities relating to shares in the Company. The shares are held by CHESS Depositary Nominees Pty Limited on behalf of the persons entered in the CUFS register.

Analysis Of Shareholders And CUFS Holders

Range of holdings	No. of holders	% of holders	No. of shares/CUFS	% of issued share capital
1 – 999	332,164	80.02	76,959,505	0.43
1,000 – 5,000	58,473	14.09	134,752,187	0.76
5,001 – 10,000	12,817	3.09	94,839,733	0.53
10,001 – 100,000	11,106	2.68	259,858,498	1.46
100,001 – 1,000,000	467	0.11	108,376,923	0.61
1,000,001 and above	47	0.01	17,151,039,848	96.21
	415,074	**100.00**	**17,825,826,694**	**100.00**

Number of holders holding less than a marketable parcel 309,846

Note:

1. This table is compiled on the basis that each holding of CUFS is a separate holding and, accordingly the holding of shares by CHESS Depositary Nominees Pty Limited is ignored.
2. Based on information available to the Company as at 16 June 2003, approximately 26.90% of the issued ordinary shares of the Company is held by the public and, therefore, Rule 723 of the Listing Manual issued by the Singapore Exchange Securities Trading Limited is complied with.

Relative Share Price
(1 Apr 2002- 31 Mar 2003)


% Change
10
5
0
-5
-10
-15
-20
-25
-30
-35
-40
MSCI Asia Pacific Telecom Index
SingTel-ASX
SingTel-SGX
MSCI World Telecom Index
Straits Times Index
1/4/02
15/4/02
29/4/02
13/5/02
27/5/02
10/6/02
24/6/02
8/7/02
22/7/02
5/8/02
19/8/02
2/9/02
16/9/02
30/9/02
14/10/02
28/10/02
11/11/02
25/11/02
9/12/02
23/12/02
6/1/03
20/1/03
3/2/03
17/2/03
3/3/03
17/3/03
31/3/03

10-year Cumulative Profit & Dividend History


S$Billion
20
15
10
5
0
Net Profit After Tax
Total Dividends
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

SINGTEL CONTACT POINTS

HEADQUARTERS
31 Exeter Road, Comcentre
Singapore 239732
Republic of Singapore
Tel: +65-6838 3388
Fax: +65-6738 3769
Email: contact@singtel.com
Web: www.singtel.com

AUDITORS
PricewaterhouseCoopers
8 Cross Street
#17-00 PWC Building
Singapore 048424
Republic of Singapore
Tel: +65-6236 3388
Fax: +65-6236 3300
Audit Partner: Gautam Banerjee (appointed with effect from financial year ended 31 March 2003)

SHARE REGISTRAR
Singapore:
M & C Services Private Limited
138 Robinson Road
#17-00 The Corporate Office
Singapore 068906
Republic of Singapore
Tel: +65-6228 0544
Fax: +65-6225 1452
Email: annualreports@mcsvc.com.sg

Australia:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Tel: 1800 501 501 (Australian callers only)
61 3 9615 5970 (International callers)
Fax: 61 2 8234 5050
Email: web.queries@computershare.com.au

AMERICAN DEPOSITARY RECEIPTS
Citibank N.A.
111 Wall Street
New York, NY 10005
20th Floor Zone 7
Tel : 212 657 1853
Fax : 212 825 5398
Email : rhonda.c.lee@citigroup.com

SINGTEL OPTUS
All enquiries: 1800 555 937
Email: optusbusiness@optus.com.au
Website: optusbusiness.com.au

Sydney (Head Office)
Tel: +61 2 9342 7800

Melbourne
Tel: +61 3 9233 4000

Brisbane
Tel: +61 7 3317 3700

Canberra
Tel: +61 2 6222 3800

Adelaide
Tel: +61 8 8468 5100

Perth
Tel: +61 8 9288 3000

Darwin
Tel: +61 8 8982 0500

OVERSEAS OFFICES
China, Beijing
Tel: +86 10 6410 6193/4/5
Fax: +86 10 6410 6196
Email: singtel-beij@singtel.com

China, Guangzhou
Tel: +86 20 8386 1752
Fax: +86 20 8386 1752
Email: singtel-gz@singtel.com

China, Shanghai
Tel: +86 21 5382 9988
Fax: +86 21 6384 9195
Email: singtel-sha@singtel.com

Hong Kong
Tel: +852 2877 1500
Fax: +852 2802 1500
Email: singtel-hk@singtel.com

India, Bangalore
Tel: +91 80 2267 272
Fax: +91 80 2250 509
Email: singtel-ind@singtel.com

India, Chennai
Tel: +91 44 2827 5191
Fax: +91 44 2821 4066
Email: singtel-ind@singtel.com

India, Mumbai
Tel: +91 22 2824 4999
Fax: +91 22 2824 4996
Email: singtel-ind@singtel.com

India, New Delhi
Tel: +91 11 5152 1199
Fax: +91 11 5152 1683
Email: singtel-ind@singtel.com

Indonesia, Jakarta
Tel: +62 21 526 7937/8
Fax: +62 21 526 7939
Email: singtel-ina@singtel.com

Japan, Osaka
Tel: +81 6 6458 1405/1407
Fax: +81 6 6458 1401
Email: singtel-jpn@singtel.com

Japan, Tokyo
Tel: +81 3 5498 6533
0120-680-229 (toll free)
Fax: +81 3 5498 6532
Email: singtel-jpn@singtel.com

Korea, Seoul
Tel: +82 2 3287 7576
Fax: +82 2 3287 7589
Email: singtel-kor@singtel.com

Malaysia, Kuala Lumpur
Tel: +6 03 7728 2813
Fax: +6 03 7727 6186
Email: singtel-mal@singtel.com

Philippines, Manila
Tel: +63 2 887 2791
Fax: +63 2 887 2763
Email: singtel-phil@singtel.com

Taiwan, Taipei
Tel: +886 2 2741 1688
Fax: +886 2 2778 6083
Email: singtel-twn@singtel.com

Thailand, Bangkok
Tel: +66 2 256 9875/6
Fax: +66 2 256 9808
Email: singtel-thai@singtel.com

United Kingdom, London
Tel: +44 20 7988 8000
Fax: +44 20 7988 0088
Email: singtel-uk@singtel.com

USA, California, Redwood City
Tel: +1 650 508 6800
1-877-SingTel (US toll free)
Fax: +1 650 508 1579
Email: singtel-usa@singtel.com

USA, Connecticut, Stamford
Tel: +1 203 323 9690
1-877-SingTel (US toll free)
Fax: +1 203 323 9948
Email: singtel-usa@singtel.com

USA, Texas, Houston
Tel: +1 281 405 2626
Fax: +1 281 405 2627
Email: singtel-usa@singtel.com

USA, Illinois, Chicago
Tel: +1 773 867 8122
Fax: +1 773 867 8121
Email: singtel-usa@singtel.com

Vietnam, Hanoi
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

Vietnam, Ho Chi Minh
Tel: +84 4 943 2161/2
Fax: +84 4 943 2163
Email: singtel-vn@singtel.com

NATIONAL COMPUTER SYSTEMS
Tel: +65 6556 8000
Fax: +65 6556 7000
Email: reachus@ncs.com.sg

SINGTEL CUSTOMER HOTLINES

Billing	1688
Business	1606
Fault Reporting	1608
Mobile	1626
Paging	1620
Residential	1609
SingNet	1610




SingTel